   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 16, 1997
                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                     FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                              ST. JOE CORPORATION
             (Exact name of Registrant as specified in its charter)
                             ---------------------

           FLORIDA                        1-10466                      59-0432511
(State or other jurisdiction of        (Commission                 (I.R.S. Employer
  of incorporation or                      File No.)                 Identification No.)
        organization)


                             1650 PRUDENTIAL DRIVE
                          JACKSONVILLE, FLORIDA 32207
                                 (904) 396-6600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ROBERT M. RHODES
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                             1650 PRUDENTIAL DRIVE
                          JACKSONVILLE, FLORIDA 32207
                                 (904) 396-6600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

            MARC D. BASSEWITZ, ESQ.                             JEFFREY SMALL, ESQ.
                LATHAM & WATKINS                               DAVIS POLK & WARDWELL
       233 SOUTH WACKER DRIVE, SUITE 5800                       450 LEXINGTON AVENUE
            CHICAGO, ILLINOIS 60606                           NEW YORK, NEW YORK 10017
           TELEPHONE: (312) 876-7700                         TELEPHONE: (212) 450-4000

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                             PROPOSED             PROPOSED
                                          AMOUNT              MAXIMUM              MAXIMUM             AMOUNT OF
        TITLE OF SECURITIES                TO BE          OFFERING PRICE          AGGREGATE          REGISTRATION
         TO BE REGISTERED              REGISTERED(1)       PER SHARE(2)       OFFERING PRICE(1)           FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, no par value.........  4,600,000 Shares         $94.375           $434,125,000          $128,066.88
=====================================================================================================================

(1) Includes 600,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     This registration statement contains two forms of prospectus: one to be used in connection with a United States offering of the shares of Common Stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of the shares of Common Stock (the "International Prospectus" and together with the U.S. Prospectus, the "Prospectuses"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page. The alternate front cover page for the International Prospectus included herein has been labeled "Alternate Cover Page for International Prospectus."

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject To Completion)

Issued December          , 1997

                                4,000,000 Shares

                              St. Joe Corporation
                                  COMMON STOCK
                            ------------------------

  OF THE 4,000,000 SHARES OF COMMON STOCK OFFERED HEREBY, 3,400,000 ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS (THE
  "U.S. OFFERING") AND 600,000 ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED
    STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS (THE "INTERNATIONAL
     OFFERING," AND TOGETHER WITH THE U.S. OFFERING, THE "OFFERINGS"). SEE "UNDERWRITERS." ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD
  BY THE ALFRED I. DUPONT TESTAMENTARY TRUST (THE "SELLING STOCKHOLDER" OR THE "TRUST"). SEE "ALFRED I. DUPONT TESTAMENTARY TRUST." ST. JOE CORPORATION (THE
   "COMPANY" OR "ST. JOE") WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF THE SHARES BEING OFFERED HEREBY. THE COMPANY'S COMMON STOCK IS LISTED ON THE NEW
   YORK STOCK EXCHANGE UNDER THE SYMBOL "SJP." ON DECEMBER 15, 1997, THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS
                               $94.75 PER SHARE.
                            ------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 8 HEREIN FOR CERTAIN FACTORS THAT SHOULD BE
           CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                           PRICE $            A SHARE
                            ------------------------

                                                                           UNDERWRITING    PROCEEDS TO
                                                             PRICE TO     DISCOUNTS AND      SELLING
                                                              PUBLIC      COMMISSIONS(1)   STOCKHOLDER
                                                             --------     --------------   -----------
Per Share.................................................       $             $                $
Total(2)..................................................       $             $                $

------------

    (1)  The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities,
         including liabilities under the Securities Act of 1933, as amended.
    (2)  The Selling Stockholder has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 600,000 additional Shares of
         Common Stock at the price to public less underwriting
         discounts and commissions for the purpose of covering
         over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to the Selling
         Stockholder will be $        , $        and $        ,
         respectively. See "Underwriters."

                            ------------------------

     The Shares of Common Stock are offered, subject to prior sale, when, as, and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made on or about
                      , 1998, at the offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER

           DONALDSON, LUFKIN & JENRETTE
                       Securities Corporation

                         MERRILL LYNCH & CO.

                                                RAYMOND JAMES & ASSOCIATES, INC.

            , 1998

 [MAP OF NORTHWESTERN FLORIDA SHOWING THE COMPANY'S LAND HOLDINGS AND THE LAND
                       HOLDINGS OF THE STATE OF FLORIDA]

   [FOLDOUT MAP OF THE STATE OF FLORIDA SHOWING THE LOCATION OF THE COMPANY'S
                                  PROPERTIES]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT THE COMMON STOCK IN CONNECTION WITH THE OFFERINGS, AND MAY BID FOR AND PURCHASE THE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING STOCKHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

     There are restrictions on the offer and sale of the Common Stock offered hereby in the United Kingdom. All applicable provisions of the Public Offers of Securities Regulations of 1995, the Financial Services Act of 1986 and the Companies Act of 1985 with respect to anything done by any person in relation to the Common Stock in, from or otherwise involving the United Kingdom must be complied with. See "Underwriters."
                            ------------------------

                               TABLE OF CONTENTS

Statement Regarding Forward Looking Disclosure..............   ii
Available Information.......................................  iii
Incorporation Of Certain Documents By Reference.............  iii
Prospectus Summary..........................................    1
Risk Factors................................................    8
Dividends...................................................   16
Market For Common Stock.....................................   16
Alfred I. duPont Testamentary Trust.........................   17
Selected Consolidated Financial Data........................   19
Management's Discussion And Analysis Of Financial Condition
  And Results Of Operations.................................   22
Business And Properties.....................................   27
Management..................................................   55
Principal and Selling Stockholders..........................   63
Certain Transactions........................................   64
Description Of Common Stock.................................   64
Tax Consequences To Non-U.S. Holders........................   65
Underwriters................................................   68
Legal Matters...............................................   71
Experts.....................................................   71
Index To Financial Statements...............................  F-1

                 STATEMENT REGARDING FORWARD LOOKING DISCLOSURE

     Certain statements contained under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business and Properties" and elsewhere in this Prospectus, including, without limitation, those concerning implementation of the Company's new business strategy, its expansion plans, economic performance and financial condition, the Company's ability to obtain appropriate entitlements relating to its real estate operations, the scope and profitability of the Company's developable land, the ability of the Company to optimize the value of its assets (including, without limitation, through dispositions or otherwise), projected harvesting levels and the ability of the Company to successfully integrate existing or future joint venture and/or acquisition candidates into its operations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and the Company intends that such forward-looking statements be subject to the safe harbor protection provided thereby. Such forward-looking statements may be identified by use of forward-looking terminology, such as "may," "intend," "will," "expect," "anticipate," "estimate," "continue" or the negative thereof or other variations thereon or comparable terminology. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C., and at the Commission's regional offices at 75 Park Place, New York, New York and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such reports, proxy statements and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York. The Commission also maintains a site on the World Wide Web at "http://www.sec.gov" that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. In addition, certain documents filed by the Company with the Commission have been incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." The Registration Statement, including exhibits and schedules thereto and such incorporated documents, may be inspected and copied at the public reference facilities maintained by the Commission at its principal office in Washington, D.C. or at its regional offices. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission by the Company pursuant to the Exchange Act, are incorporated herein by reference and made part of this
Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "1996 10-K"); (ii) the portions of the Company's 1996 Annual Report to Stockholders that have been incorporated by reference into the 1996 10-K; (iii) the portions of the Company's 1996 definitive Proxy Statement for its Annual Meeting of Stockholders dated April 11, 1997 that have been incorporated by reference into the 1996 10-K; (iv) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 30, 1997, June 30, 1997 and September 30, 1997; and (v) the Company's Current Reports on Form 8-K dated November 25, 1997 and December 10, 1997.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all shares of Common Stock to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information that are incorporated by reference, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus (or the applicable Prospectus Supplement) is delivered upon written or oral request. Requests for such documents should be directed to St. Joe Corporation, 1650 Prudential Drive, Jacksonville, Florida 32207, Attention: Investor Relations (telephone: (904) 396-6600).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus is presented on the assumption that the over-allotment option granted to the U.S. Underwriters has not been exercised. As used herein, the terms "Company" and "St. Joe" refer to St. Joe Corporation and its subsidiaries.

                                  THE COMPANY

     St. Joe Corporation is a diversified company engaged in the real estate, forestry, transportation and sugar industries in the State of Florida. The Company is the single largest private landowner in Florida, owning more than 1.1 million acres, or approximately 3% of the land area of the state (an area slightly smaller than the land area of the State of Delaware). Although the vast majority of the Company's properties consist of timberlands, St. Joe owns a large portfolio of income producing properties and sizable tracts suitable for commercial, industrial and residential as well as resort and entertainment development. The Company is currently engaged in four principal lines of business:

     - Real Estate -- the development, ownership and management of commercial, industrial and residential properties as well as the prospective development of resort and entertainment properties;

     - Forestry -- the management and harvesting of extensive timberland holdings;

     - Transportation -- the operation of two railroads within Florida; and

     - Sugar -- the cultivation, harvesting and processing of sugar cane.

     St. Joe is currently undergoing a number of important changes in its mix of businesses and its overall business strategy. In early 1997, the Company hired a new chairman and chief executive officer, Peter Rummell, the former President of Disney Development Company and Chairman of Walt Disney Imagineering, as well as several other senior members of management with strong backgrounds in large-scale real estate development, the complex Florida entitlement process, and financial and asset management. Under the direction of this new management team, the Company intends to focus more closely on the development of its large land portfolio. In addition, the Company is implementing a new strategy in its forestry segment by extending the harvest rotation of certain sections of its timberlands in order to effect a shift toward higher margin products. In order to focus more closely on its core assets, the Company sold its linerboard mill as well as its container and communications businesses in 1996. In addition, on December 6, 1997, management announced that it had reached an agreement in principle to sell the Company's sugar lands to certain federal and state government agencies on or before June 6, 1998, although the Company will retain the right to farm the sugar lands through the 2002-2003 crop year.

     Management believes that the Company has a number of key business strengths and competitive advantages, including, in its opinion, the largest inventory of private land suitable for development in the State of Florida, a very low cost basis in its land assets, a strong cash position and no material indebtedness, which management believes will allow St. Joe the financial flexibility to aggressively pursue development opportunities. Management is also focusing on optimizing the value of the Company's other operating assets and may employ financially-driven strategies to improve returns, such as acquisitions, joint ventures and dispositions.

OPERATIONS

     Real Estate. The Company currently conducts its real estate operations in two principal segments: commercial/industrial development and management and community/residential development.

     The Company owns and manages commercial and industrial properties through Gran Central Corporation ("GCC"), a wholly-owned subsidiary of Florida East Coast Industries, Inc. ("FECI"), in which the Company has a 54% equity interest. At October 31, 1997, GCC owned and operated 59 buildings with approximately 5.6 million square feet of rentable commercial/industrial space. On the same date, GCC's buildings in service for one year or more were 91% leased (82% for its portfolio as a whole, including newly constructed buildings). GCC's buildings are primarily Class "A" office space and high quality commercial/ industrial facilities constructed after 1987 and are well-located in business parks near major transportation hubs, primarily in the Jacksonville and Miami, Florida areas. At December 1, 1997, GCC had an additional 479,000 square feet under construction and had entitlements to develop an additional approximately 14.3 million square feet of buildings, primarily in its Miami, Jacksonville and Orlando parks. GCC also owns over 15,300 acres of unentitled land that management believes are suitable for future commercial, industrial and residential development, primarily situated adjacent to the Florida East Coast Railway right-of-ways in attractive markets that the Company believes will provide significant growth opportunities.

     In the community/residential real estate sector, the Company intends to develop large-scale mixed-use communities, primarily on Company-owned land. The Company's land holdings include large tracts near Tallahassee, the state capital, and in northwestern Florida that the Company believes to be well-suited for community/residential as well as resort and second-home development. These holdings include significant Gulf of Mexico frontage (with over five miles of white sand beaches), and bay and riverfront properties, as well as properties adjacent to existing communities. The Company intends to design and entitle well-conceived master plans, install major infrastructure improvements and either sell permitted lots to merchant builders for construction or build and sell finished residential units to end purchasers. The Company recently initiated master-planning of 800 acres with over 7,000 feet of white sand beach frontage in south Walton County near the Town of Seaside for development as second-home and resort communities and 3,000 acres of a Tallahassee parcel for development as a mixed-use residential community. The Company is currently evaluating other properties for development as resort and second-home communities and believes that its holdings in northwestern Florida offer unique opportunities to create high amenity projects, with gulf, lake and river access, at comparatively low costs due to the Company's low basis in its long-term land holdings.

     In order to increase the pace of community/residential development and to gain a foothold in the home building industry, the Company recently acquired the personnel, trademark and selected assets of the Arvida Company ("Arvida") through a majority-owned joint venture (the "Arvida Venture"). Arvida is a prominent Florida-based community and residential real estate developer, which in 1996 and the first nine months of 1997 closed contracts on 2,077 houses and 566 lots.

     Forestry. The Company is the largest private owner of timberlands in Florida, with over 700,000 acres of planted pine forests, primarily in northwestern Florida, and an additional 300,000 acres of mixed timberland, wetlands and lake and canal properties. The principal product of the Company's forestry operations is softwood pulpwood. In addition, the Company produces and sells sawtimber. The Company estimates that it can increase its long-term sustainable yearly harvest over the next decade to 1.6 million tons of softwood pulpwood and .9 million tons of softwood sawtimber. The major customer for the Company's timber has been and continues to be the Company's former linerboard mill, which it sold to Florida Coast Paper Company, L.L.C. ("Florida Coast") in May 1996. In 1996, the Company harvested 697,398 tons of timber, of which 610,418 tons were sold to Florida Coast, and the balance to a number of other market participants, including Georgia-Pacific Corporation, Champion International Corporation and Louisiana-Pacific Corporation.

     After the closure of the mill for several months in 1997, the Company renegotiated its 15 year supply contract with Florida Coast to allow it to supply pulpwood to the mill at a level (700,000 tons per year beginning June 1, 1998) significantly lower than historical levels. The Company sought to reduce its obligation to supply pulpwood under the agreement and intends to extend growing periods for certain portions of its timber and to sell such timber in the form of higher margin products, which the Company anticipates will increase the long-term profitability of its forestry operations. The Company estimates that its standing pine inventory on January 1, 1998 will total 10.6 million tons and its hardwood inventory will total 5.9 million tons.

     Transportation. FECI's subsidiary, Florida East Coast Railway ("FEC"), provides rail and freight service over 351 miles of main line track between Jacksonville and Miami, Florida and 71 miles of branch line track between Fort Pierce and Lake Harbor, Florida. FEC has the only coastal right-of-way between Jacksonville and West Palm Beach, Florida and is the exclusive rail-service provider to the Port of Palm

Beach, Port Everglades and the Port of Miami. Principal commodities carried by FEC, by weight, include trailers-on-flatcars, containers-on-flatcars, crushed stone, foodstuffs, vehicles and cement. FEC is pursuing a number of opportunities to enhance returns, including through leasing its right-of-ways for the laying of fiber-optic conduit and the construction of communications towers. The Company also owns the Apalachicola Northern Railroad ("ANRR"), a short-line railroad that operates on 96 miles of track between Port St. Joe and Chattahoochee, Florida.

     Sugar. Talisman Sugar Corporation ("Talisman"), a wholly-owned subsidiary of the Company, grows sugarcane on over 52,000 acres in the Belle Glade region of south central Florida. Talisman processes this sugarcane at its mill facility and sells all of the output of raw sugar to the Everglades Sugar Refinery, Inc., a wholly owned subsidiary of Savannah Foods & Industries, Inc. During the 1996-1997 crop year, Talisman produced 117,000 tons of raw sugar. As part of its efforts to focus more intently on the Company's core assets, the Company has agreed in principle to sell its sugar lands to certain federal and state government agencies on or before June 6, 1998 for $133.5 million in cash. In the event the proposed sale is consummated, Talisman would retain the right to farm the sugar lands through the 2002-2003 crop year. The proposed transaction is subject to both government and board approval.

KEY BUSINESS STRATEGIES

     The Company's principal objective is to optimize the value of its substantial asset base. The Company's management team is focused on the following key strategies:

          Increase the Pace of Development. Through its new management team, the Company intends to take a more aggressive approach to the development of its properties. In the commercial/industrial sector, GCC has secured entitlements to develop an additional 14.3 million square feet of buildings. In the community/residential development sector, the Company's inventory includes approximately 51,000 acres, including land adjacent to existing developments and prime gulf-front properties as well as numerous lake and riverfront parcels that management believes can be developed in a variety of formats. As part of its strategy to increase the pace of development, St. Joe intends to initiate home-building activity, primarily through the Arvida Venture. During the near term, the Arvida Venture will accelerate development through the acquisition of land from third parties. Over the longer term, management believes the Company's large raw land portfolio will allow the Company to maintain low development costs relative to its competitors and that its existing large portfolio of income-producing properties, together with its other businesses, will generate cash to fund a significant portion of its long-term projects.

          Pursue Strategic Acquisitions and Joint Ventures. The Company believes that its diverse capabilities and access to capital provide a competitive advantage in identifying and acquiring additional development opportunities. The Company intends to pursue such development opportunities through potential acquisitions, joint ventures and other strategic alliances, particularly with established Florida-based developers. Management believes that joint venture relationships will provide the Company with immediate access to the human resources, local market expertise and information systems necessary to enable the Company to compete effectively for development opportunities. As part of this strategy, the Company recently entered into the Arvida Venture. The Company also recently formed a joint venture with CNL Group, Inc. ("CNL"), a large privately held real estate investment, finance and development company, to develop commercial properties in the central Florida region along the U.S. Interstate Highway 4 corridor, including Tampa, Orlando and Daytona Beach. On December 10, 1997, the Company entered into a letter of intent with Codina Group, Inc. ("Codina") and Weeks Corporation ("Weeks") under which the Company and Weeks each agreed to purchase a one-third interest in Codina, a commercial/industrial developer active principally in southern Florida.

          Pursue Resort and Location-Based Entertainment Development Opportunities. The Company plans to actively pursue the development of resorts (including hotels, golf courses and other recreational facilities) and location-based entertainment facilities as a new line of business. These development projects may be in the form of stand alone projects or, in the case of resort facilities, in conjunction with the Company's large-scale community development projects. The Company's management has extensive expertise in these development areas and the Company believes it has the land inventory (including attractive beach and other waterfront properties) necessary to enter these new markets effectively. As part of this strategy, in December 1997, the Company acquired the Riverside Golf Management Company, which manages three daily fee public golf courses in Jacksonville, Florida, Atlanta, Georgia and Clemson, South Carolina, and a 50% interest in the Champions Club Golf Course at Alaqua Lakes in Orlando, Florida.

          Aggressively Pursue the Entitlement Process. The Company believes that the complex Florida land entitlement process can be a significant entry barrier to less capitalized developers. In developing new residential real estate projects, the Company intends to capitalize on its large existing land portfolio by, if appropriate, deeding or donating portions of its existing properties in exchange for long-term development rights. The Company believes its large, established land inventory provides an advantage relative to competitors that must purchase real estate before beginning development projects.

          Enhance Operating Performance. The Company believes it can improve its operating performance through the following means:

             Implement Aggressive Leasing Policy. Due to currently favorable market conditions, the Company believes that it can generate incremental earnings through enhanced management of its existing rental portfolio and through more aggressive leasing. Leases for approximately 73% of GCC's 5.6 million rentable square feet expire over the next five years. In exercising this strategy, the Company intends to balance rental revenue with occupancy levels in order to optimize project revenues.

             Increase Long-Term Profitability of Forestry Operations. The Company intends to improve returns in its forestry operations by growing portions of its timber for longer periods in order to capitalize on higher margins for older-growth timber. In 1996, the Company shed the lower margin component of its forestry operations through the sale of its linerboard mill and container facilities, and in 1997, the Company reduced employment in its forestry operations by 72% through outsourcing. In addition, the Company is considering potential transactions to increase the nearer term value of the Company's timberlands, such as asset swaps, sales, joint ventures or lease arrangements.

             Achieve Cost Reductions in Transportation Operations. The Company believes it can improve the profitability of its transportation segment through reductions in its cost structure, including more efficient use of its railyards and equipment.

          Capital Structure and Financing Strategy. The Company has historically financed expansion with internally generated funds, held large cash balances and avoided the incurrence of debt. Although the Company expects to continue to employ conservative financing policies, management intends to use the Company's balance of cash and cash equivalents to invest more aggressively in development, acquisitions and joint ventures and to incur debt in appropriate circumstances in order to more effectively leverage the value of the Company's assets. The Company had cash and cash equivalents of $560 million at December 4, 1997.

                              THE FLORIDA ECONOMY

     The Company's businesses are centered in Florida and the state's economic health and growth rate will be important factors in creating demand for the Company's products and services. According to the Bureau of Economic Analysis of the WEFA Group, from 1992 to 1996 Florida's gross domestic product grew at an average rate of approximately 6.1% per year compared to 5.3% per year for the United States as a whole, and from 1997 to 2001 is expected to grow at an average annual rate of 5.8% compared to 5.3% for the nation as a whole. According to U.S. Census Bureau statistics, Florida's annual population growth over the last ten years has been 2.0%, while the average U.S. rate of population growth has been approximately 1.0%. According to the Bureau of Economic and Business Research at the University of Florida (the "Bureau"), Florida's population will increase 26% between 1995 and 2010 compared to a U.S. Census Bureau projection of 13.5% for the United States as a whole. Population growth rates on the eastern coast of Florida, where many of GCC's properties are located, are projected by the Bureau to be significantly higher than the statewide rate.

With the exception of Walton County (where population growth rates have exceeded those of the State of Florida), population growth rates in northwestern Florida, where most of the Company's properties are located, have not been as high as those of the State as a whole, but have still exceeded the national average. The Bureau estimates that employment in Florida grew at an average annual rate of 3.5% from 1980 to 1995 and will continue to increase at an average annual rate of 2.2% from 1996 to 2010. According to the Bureau, personal incomes in Florida grew at 4.1% from 1980 to 1995 and are expected to continue to grow at approximately 2.9% per year from 1996 to 2010. Florida's population, job and income growth have created substantial demand for new residential and commercial construction. According to a study conducted by the Bureau, in 1995 Florida ranked first in the nation with respect to the number of housing units permitted for construction and second in the nation on a value per unit basis. Housing starts in the state of Florida are expected to reach an aggregate level of 113,200 for 1996 and 1997 combined and to increase to 116,000 for 1998 alone. Management expects Florida's economic and population growth to continue and believes that St. Joe is well positioned to benefit from increasing demand for housing as well as office and industrial space in the Florida real estate market.

                                 THE OFFERINGS

Common Stock Offered by the Trust:
  U.S. Offering.............................................  3,400,000 shares
  International Offering....................................  600,000 shares
          Total:............................................  4,000,000 shares
Common Stock Outstanding(1).................................  30,565,937 shares
Use of Proceeds.............................................  No proceeds will be received by the Company.
New York Stock Exchange Symbol..............................  "SJP"

---------------

(1) As of December 15, 1997. Does not reflect 1,836,447 shares of Common Stock issuable upon the exercise of options. A total of 173,713 additional shares of Common Stock are reserved for issuance under the Company's stock option plan. See Note 10 to the Consolidated Financial Statements.

                    THE ALFRED I. DUPONT TESTAMENTARY TRUST

     The Company currently is, and following the Offerings will continue to be, controlled by the Alfred I. duPont Testamentary Trust (the "Selling Stockholder" or the "Trust"). The Trust was established under the Last Will and Testament of Alfred I. duPont (the "Will") to provide certain testamentary dispositions specified in the Will and to establish and benefit The Nemours Foundation (the "Nemours Foundation"), a charitable foundation for the care and treatment of crippled, but not incurable, children and certain elderly. Prior to the Offerings, the Trust and the Nemours Foundation together beneficially owned 68.9% (after giving effect to management stock options exercisable within the next 60 days) of the outstanding Common Stock, and after the Offerings the Trust and the Nemours Foundation together will own 54.0% of the outstanding Common Stock (assuming exercise of the U.S. Underwriters' over-allotment option). Two of the six trustees of the Trust serve as directors of the Company and FECI. The Trust is selling the Common Stock in order to diversify the Trust's assets and to reinvest the proceeds of the Offerings in assets which produce higher current income. See "Alfred I. duPont Testamentary Trust" and "Management."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                               NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                            -------------------------------   --------------------
                                              1994       1995        1996       1996       1997
                                            --------   ---------   --------   --------   ---------
                                                                                  (UNAUDITED)
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales(1)..............................  $155,122   $ 150,564   $245,704   $173,401   $  79,566
Operating revenues(2).....................   175,784     184,360    185,485    162,307     172,328
                                            --------   ---------   --------   --------   ---------
          Total revenues..................   330,906     334,924    431,189    335,708     251,894
Cost of sales.............................   111,014     116,014    112,163     64,765      63,282
Operating expenses........................   133,091     139,875    139,640    120,524     118,493
Selling, general and administrative
  expenses................................    26,836      31,718     31,215     24,373      28,103
                                            --------   ---------   --------   --------   ---------
  Operating profit........................    59,965      47,317    148,171    126,046      42,016
Other income..............................    25,164      18,770     40,857     32,005      32,650
                                            --------   ---------   --------   --------   ---------
Income from continuing operations before
  income taxes and minority interest......    85,129      66,087    189,028    158,051      74,666
Provision for income taxes................    31,446      24,535     83,117     71,211      32,981
                                            --------   ---------   --------   --------   ---------
Income from continuing operations before
  minority interest.......................    53,683      41,552    105,911     86,840      41,685
Minority interest.........................    15,827      12,194     14,002      9,922      13,404
                                            --------   ---------   --------   --------   ---------
Income from continuing operations.........    37,856      29,358     91,909     76,918      28,281
Income (loss) from discontinued
  operations(3)...........................     4,253      44,461     (4,528)    (4,528)         --
Gain on sale of discontinued
  operations(3)...........................        --          --     88,641     95,644          --
                                            --------   ---------   --------   --------   ---------
          Net income......................  $ 42,109   $  73,819   $176,022   $168,034   $  28,281
                                            ========   =========   ========   ========   =========
PER SHARE DATA:
Income from continuing operations.........  $   1.24   $    0.96   $   3.01   $   2.52   $    0.93
Earnings (loss) from discontinued
  operations..............................      0.14        1.46      (0.15)     (0.15)         --
Gain on the sale of discontinued
  operations..............................        --          --       2.91       3.14          --
                                            --------   ---------   --------   --------   ---------
Net income................................  $   1.38   $    2.42   $   5.77   $   5.51   $    0.93
                                            ========   =========   ========   ========   =========
Dividends paid(4).........................  $   0.20   $    0.20   $   0.20   $   0.15   $    0.15
Special distribution(5)...................        --          --         --         --       10.00
OTHER OPERATING DATA:
EBDDT(6)..................................  $ 58,327   $  73,992   $ 72,682   $ 55,701   $  60,938
Capital expenditures......................    65,450      78,816     64,271     41,135      53,256
Cash flows provided by (used in)
  Operating activities....................   102,718     154,082    117,345    136,818      75,237
  Investing activities(5).................   (82,750)   (137,115)   322,877    344,437     (11,773)
  Financing activities(5).................   (11,143)    (46,554)    (8,011)    (6,065)   (311,491)

                                                          AS OF DECEMBER 31,      AS OF SEPTEMBER 30,
                                                        -----------------------   -------------------
                                                           1995         1996             1997
                                                        ----------   ----------   -------------------
                                                                                      (UNAUDITED)
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents(7)..........................  $  303,590   $  819,851       $  576,712
Total property, plant and equipment, net..............     804,974      834,167          853,217
Total assets..........................................   1,530,994    1,806,238        1,584,860
Total stockholders' equity............................   1,016,067    1,196,941          934,606

(1) Net sales includes real estate, land and building sales, forestry and timber sales and sugar sales. Net sales for the nine months ended September 30, 1996 included two related one-time condemnation sales of land to the State of Florida in exchange for $97.8 million in cash plus certain limited development rights. Net operating results of the communications segment, linerboard mill and container plants are shown separately as income (loss) from discontinued operations for all years presented.
(2) Operating revenues includes real estate rental revenue and transportation revenue.
(3) Net operating results of the communications segment, linerboard mill and container plants are shown separately as income (loss) from discontinued operations for all years presented. The gain on sale of discontinued operations declined by approximately $7.0 million during the fourth quarter of 1996 as a result of finalizing the post closing working capital adjustments, closing expenses and pension curtailment gain, which had been previously estimated. See Note 3 to the Consolidated Financial Statements.
(4) On December 15, 1997, the Company declared a dividend of $.05 per share to stockholders of record on December 24, 1997, payable on December 30, 1997.
(5) Approximately $359.3 million of proceeds from the sales of the communications segment, linerboard mill and container plants were held in special accounts during 1996. A special distribution of a portion of the net proceeds of the sales of $10.00 per share was paid on March 25, 1997, for stockholders of record on March 21, 1997. The Company has announced its intention to distribute the remaining net proceeds of $1.02 per share in a special distribution to stockholders of record on December 19, 1997, payable on December 30, 1997.
(6) The Company uses a supplemental performance measure along with net income to report its operating results. This measure, Earnings Before Depreciation and Deferred Taxes (EBDDT), is not a measure of operating results or cash flows from operating activities as defined by generally accepted accounting principles. Additionally, EBDDT is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to cash flows as a measure of liquidity. However, the Company believes that EBDDT provides relevant information about its operations and is necessary, along with net income, for an understanding of its operating results. Depreciation, amortization and deferred income taxes are excluded from EBDDT as they represent non-cash charges. Earnings and gains on sales of discontinued operations and gains on the sale of non-strategic land and other assets represent non-operating, unusual and/or nonrecurring items and are therefore excluded from EBDDT.
(7) Includes cash, cash equivalents, marketable securities and short-term investments.

                                  RISK FACTORS

     The following risk factors should be considered carefully in conjunction with the other information contained in this Prospectus or incorporated by reference herein in evaluating the Company and its business before purchasing the Common Stock offered hereby.

IMPLEMENTATION OF NEW BUSINESS STRATEGY

     The Company is currently undergoing a number of important changes in its mix of businesses and its overall business strategy. In the first quarter of 1997, the Company hired a new chairman and chief executive officer as well as several other senior members of management with strong backgrounds in large-scale real estate planning and development and financial and asset management. Under the direction of this new management team, the Company intends to focus more closely on the development of its large land portfolio. Management is also implementing a new strategy in the Company's forestry operations pursuant to which the Company intends to extend the harvest rotation of certain forest sections in order to effect a shift toward higher margin products. As part of the Company's strategy to focus more closely on core assets, the Company sold its linerboard mill and container facilities as well as its communication businesses in 1996. In addition, management has reached an agreement in principle to sell the Company's sugar lands to certain federal and state government agencies.

     Management expects the Company's new business strategy will result in a larger portion of the Company's overall revenues being attributable to real estate operations. However, many of the Company's proposed projects will require a lengthy development process before lots or residential units can be sold or otherwise generate revenue. See "Business and Properties -- Real
Estate -- Community and Residential Development." In addition, during the aging of the Company's timberlands, management expects near-term revenues will remain flat or fall to levels below those achieved by the business in earlier years. See "Business and Properties -- Forestry." While the Company believes that its new business strategy will enable it to enhance the value of its asset base as well as improve its long-term financial results, there can be no assurance that this new strategy will be successful, that the anticipated benefits of this new strategy will be realized, or that management will be able to implement its strategy on a timely basis.

RISKS RELATING TO REAL ESTATE OPERATIONS

     General Real Estate Investment Risks. In general, real property investments are subject to varying degrees of risk. The yields available from real estate investments depend on the amount of income earned and capital appreciation generated by the related properties as well as the expenses incurred in connection therewith. If the Company's properties do not generate income sufficient to meet operating expenses, the Company's financial performance could be adversely affected. The Company's properties intended for residential development are primarily located in northwestern Florida and GCC's commercial/industrial properties are primarily located in or near Miami, Orlando and Jacksonville, Florida. Income from and the performance of the Company's properties may therefore be adversely affected by the general economic climate of these regions, including unemployment rates and local conditions such as the supply of and demand for real estate in the area, the attractiveness of the Company's properties to potential residents or tenants, zoning or other regulatory restrictions, competition from other available properties, the affordability of homes and comparable commercial/industrial properties, and the potential of increased operating costs (including real estate taxes). Over the last decade, the growth of Florida's economy has substantially outperformed that of the U.S. economy. Northwestern Florida's growth is also expected to continue, although at a lesser rate than is expected for the rest of the state. However, there can be no assurance that the Florida economy (including the northwest region) will continue to experience positive growth rates or that Florida will not be affected by a recession in the future. Certain significant expenditures associated with an investment in real estate (such as real estate taxes, maintenance costs and debt payments) would generally not be reduced if circumstances in the local economy caused a reduction in revenue from the Company's properties. Accordingly, if growth rates for the Florida economy begin to decline or if a recession in the Florida economy occurs, the Company's financial results could be adversely affected.

     Development Risks. Any existing or future development activities of the Company will entail certain risks, including the expenditure of funds on and devotion of management's time to projects which may not come to fruition; the risk that development or redevelopment costs of a project may exceed original estimates, possibly making the project uneconomical; the risk that occupancy rates or rents at a completed project will be less than anticipated or that there will be vacant space at the project; the risk that expenses at a completed development will be higher than anticipated; and the risk that permits and other governmental approvals will not be obtained. In addition, the Company's real estate development activities require significant capital expenditures. The Company will be required to obtain funds for its capital expenditures and operating activities through cash flow from operations, property sales or financings. There can be no assurances that funds available from cash flow, property sales and financings will be sufficient to fund the Company's required or desired capital expenditures for development. If the Company were unable to obtain sufficient funds, it might have to defer or otherwise limit certain development activities. Further, any new development or any rehabilitation of older projects can require compliance with new building codes and other regulations. The Company cannot estimate the cost of complying with such codes and regulations, and such costs can make a new project or some otherwise desirable uses of an existing project uneconomic.

     Before the Company can develop property, it must obtain a variety of approvals (entitlements) from local governments with respect to such matters as zoning, subdivision, environmental and other issues. The Company must also obtain a variety of approvals from state and federal governments with respect to matters that may include issues related to the environment, special status species, the public trust and others. Because of the discretionary nature of these approvals and concerns that may be raised by various governmental officials, public interest groups and other interested parties during both the approval and development process, the Company's ability to develop properties and realize income from its projects could be delayed, reduced or eliminated. See "Business and Properties -- Real Estate -- Regulations."

     Joint Venture Risks. The Company has direct or indirect equity interests in several joint ventures and may initiate future joint venture projects as part of its overall development strategy. A joint venture may involve special risks associated with the possibility that (i) the venture partner at any time may have economic or business interests or goals that are inconsistent with those of the Company, (ii) the venture partner may take actions contrary to the instructions or requests of the Company or contrary to the Company's policies or objectives with respect to its real estate investments or (iii) the venture partner could experience financial difficulties. Actions by the Company's venture partners may have the result of subjecting property owned by the joint venture to liabilities in excess of those contemplated by the terms of the joint venture agreement or have other adverse consequences. In its role as a general partner of certain joint ventures, the Company may be jointly or severally liable for the debts and liabilities of the joint ventures. The Company may not be able to control decisions made by its joint ventures. In addition, the Company's joint venture partners may dedicate time and resources to existing commitments and responsibilities. See "Business and Properties -- Community and Residential Development -- Other."

     Risks Related to Acquisition Financing. A significant portion of the Company's resources may be used for acquisitions of joint ventures or other entities. The timing, size and success of the Company's acquisition efforts and any associated capital commitments cannot be readily predicted. The Company may finance future acquisitions by using shares of its Common Stock, cash or a combination of Common Stock and cash. If the Common Stock does not maintain a sufficient market value, or if potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to initiate and maintain its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings. There can be no assurance that the Company will be able to obtain additional financing it may need for its acquisition program on terms that the Company deems acceptable. To the extent the Company uses Common Stock for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing stockholders, including the purchasers of Common Stock in the Offerings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "-- Control by Principal Shareholder."

     Natural Disasters. Natural disasters, such as hurricanes, floods or fires, or unexpected climactic conditions, such as unusually heavy or prolonged rain, particularly in Florida, where the Company's assets are concentrated, may have an adverse impact on the ability of the Company to develop its properties and realize income from its projects.

     Regulation. The Company's current and past ownership and operation of real property are subject to environmental laws and regulations generally applicable to all businesses. The Company may be liable for the costs of remediating hazardous materials contamination on its properties, regardless of fault, and the Company's ability to sell or develop its properties may be severely restricted by various federal, state and local environmental laws, including laws relating to the protection of wetlands and endangered species. See "-- Environmental Matters" and "Business and Properties -- Real
Estate -- Regulation."

     Rental Income and Competition for Tenants. Because of the Company's substantial investment in rental properties, the Company's overall financial performance would be adversely affected if a significant number of the Company's tenants were unable to meet their obligations to the Company. In addition, when space becomes available at its properties, the Company is subject to risks that the leases may not be renewed and that the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less economically advantageous to the Company. The Company has established annual property budgets, including estimates of costs for renovation and reletting expenses, that it believes are reasonable in light of each property's situation, but no assurance can be given that estimates will sufficiently cover all expenses. If the Company is unable to promptly lease all or substantially all of the space at its properties, if the rental rates are significantly lower than expected or if the Company's reserves for these purposes prove inadequate, there could be an adverse effect on the Company's financial performance. See "Business and Properties -- Commercial and Industrial Development -- Leasing."

RISKS RELATED TO FORESTRY OPERATIONS

     Committed Product Purchases by Florida Coast; Possible Inability to Develop New Markets. The major customer for the timber harvested from the Company's timberlands has been and continues to be the Company's former linerboard mill, which was sold on May 30, 1996 to Florida Coast. Sales to the mill accounted for 89% of the segment's sales in 1996. The mill was temporarily shut down from April through September 1997 due to soft market conditions in the paper industry. As a result of the shutdown, the Company's forestry net sales decreased 48.2% from $44.6 million in the nine-month period ending September 30, 1996 to $23.1 million in the comparable period in 1997. The mill was reopened in September 1997 and the existing supply agreement was renegotiated on a reduced tonnage basis. Although management believes the mill will continue to operate, there can be no assurances regarding the ability of the mill to satisfy its obligations, particularly on a long-term basis, under the existing agreement. See "Business and Properties -- Forestry -- Sales and Marketing."

     As tonnage required to be supplied under the agreement decreases, the Company intends to allow its forest to grow for longer periods, shifting the usage of its timber to higher margin products. However, the performance of the forestry segment may decline in the near term as that shift occurs. While management believes that there is significant demand for the Company's timber and wood fiber products from users other than the mill, no assurance can be given that such demand exists, that the forestry operations will be able to develop new customers on a timely basis, if at all, or that it will be able to sell its products to third parties at market prices. Any excess supply of timber and wood fiber that results from the inability of the Company to sell its products to users other than the mill could result in lower prices for its products, which could have a material adverse effect on the net sales, operating income and cash flow of the Company's forestry operations.

     Factors Affecting Supply and Demand. The results of operations of the Company's forestry segment are and will continue to be affected by cyclical supply and demand factors related to the forest products industry. The supply of timber is significantly affected by land use management policies of the United States government. Government agencies historically have been major suppliers of timber to the United States forest products industry, but timber sales by such government agencies currently are at historically low levels. Any reversal of government land use management policies that substantially increases sales of timber by United

States government agencies could significantly reduce prices for forest products. The demand for wood products also has been, and in the future can be expected to be, subject to cyclical fluctuations. Demand is primarily affected by the level of housing starts, repair and remodeling activity, industrial wood product use, competition from non-wood products, and the demand for pulp and paper products. These factors are subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions, competitive pressures and other factors. Any decrease in the level of industry demand for wood products generally can be expected to result in lower net sales, operating income and cash flow of the Company's forestry operations. See "Business and Properties -- Forestry -- Pricing."

     Harvesting Limitations. Weather conditions, timber growth cycles, access limitations and regulatory requirements associated with the protection of wildlife and water resources may restrict harvesting on the Company's forestry lands. Timber harvests also may be affected by various natural factors, including damage by fire, insect infestation, disease, prolonged drought, severe weather conditions and other causes. The effects of such natural disasters may be particularly damaging to young timber. Although damage from such natural causes usually is localized and affects only a limited percentage of the timber, there can be no assurance that any damage affecting the Company's forestry lands will in fact be so limited. Any of the above factors could materially limit the ability of the Company to harvest timber and could have a significant adverse impact on the net sales, operating income and cash flow of the Company's forestry operations.

     Commodity Price Fluctuations and Markets. The forestry operations' results of operations are highly dependent upon the prices received for wood products. Although most of the Company's forestry operations' sales are made pursuant to a long-term contract with Florida Coast, this contract includes a price adjustment provision which permits an increase or decrease at specified times in contract price to reflect changes in certain price or other economic indices, taxes and other charges. In addition, the industry could experience significant price declines from current levels as a result of natural market forces. Any significant decline in prices for wood products could have a material adverse effect on the Company's forestry operations.

     Regulation. In conducting its harvesting activities, the Company voluntarily complies with the "Best Management Practices" recommended by the Florida Division of Forestry. From time to time, proposals have been made in state legislatures regarding the regulation of timber harvesting methods. There can be no assurance that such proposals, if adopted, will not adversely affect the Company or its ability to harvest and sell logs or timber in the manner currently contemplated. The forestry operations are also subject to environmental and endangered species laws and regulations. See "-- Environmental Matters" and "Business and Properties -- Forestry -- Regulation."

RISKS RELATING TO TRANSPORTATION OPERATIONS

     Relationships With Other Railroads. Most of the traffic on the Company's railroads is interchanged with other railroads. The Company's ability to provide service to its customers depends in part upon its ability to maintain cooperative relationships with connecting railroads with respect to, among other matters, joint line rates, car supply, and interchange and haulage rights. In addition, the Company's future revenues could be adversely affected by a significant deterioration in the operational or financial condition of its connecting carriers. See "Business and Properties -- Transportation."

     Regulation. The Company's transportation operations are subject to environmental, safety, health and other regulations generally applicable to all businesses. In addition, the Company's railroads, like other rail common carriers, are subject to regulation by the Surface Transportation Board ("STB"), the Federal Railroad Administration, state departments of transportation and other state and local regulatory agencies. Government regulation of the railroad industry is a significant determinant of the competitiveness and profitability of railroads.

     FEC is a party to various proceedings before state regulatory agencies relating to compliance with environmental laws. In addition, the Company's present and historic ownership and operation of real property, including yards and maintenance facilities, in connection with its transportation operations involve the storage, use or disposal of hazardous substances that have contaminated and may in the future contaminate the environment. The Company may also be liable for the costs of cleaning up a site at which it has disposed

(intentionally or unintentionally by virtue of, for example, an accident, derailment or leak) or to which it has transported hazardous substances. The Company is currently involved in various remediations of properties relating to its transportation operations. See "-- Environmental Matters," "Business and Properties -- Transportation -- Regulation" and "Business and
Properties -- Environmental Proceedings."

     Liability for Casualty Losses. The Company's railroads, like other freight railroads, are liable for damage to freight, for losses arising from personal injury and for property damage in the event of derailments or other accidents or occurrences. The Company has obtained insurance covering many of these risks; however, under catastrophic circumstances, particularly those involving transportation of hazardous materials, such liability could exceed the Company's insurance limits. Also, insurance is available from only a very limited number of insurers and there can be no assurance that insurance protection at the Company's current levels will continue to be available or, if available, will be obtainable by the Company on acceptable terms. To the extent payments required in connection with losses or other liabilities arising from derailments or other causes are not covered by insurance or exceed the Company's insurance limits, the financial condition of the Company could be adversely affected. See "Business and Properties -- Transportation."

     Fluctuations in Revenues and Expenses. The Company has historically experienced fluctuations in revenues and expenses due to unpredictable events such as customer plant expansions and shut-downs, accidents and derailments. The occurrence of such events in the future could cause further fluctuations in revenues and expenses and negatively affect the Company's financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Transportation."

     Customer Concentration. In 1996, FEC's five largest customers accounted for approximately 31.0% of FEC's operating revenues. FEC's two largest customers in 1996 were Rinker Materials Corporation and Tarmac-Florida, Inc., which accounted for 11.9% and 7.8% of operating revenues, respectively, in the transportation segment. The Company's business could be adversely affected if its customers suffer significant reductions in their businesses or reduce shipments of commodities transported by the Company. See "Business and Properties -- Transportation."

RISKS RELATED TO SUGAR OPERATIONS

     The Company's sugar operations are located in the Florida Everglades, which are the subject of extensive environmental review by a variety of governmental entities. In 1994 the State of Florida enacted the Everglades Forever Act, which significantly affects agriculture in the Everglades Agriculture Area ("EAA"). The Act calls for the creation of six Stormwater Treatment Areas ("STAs") as buffers between the Everglades Protection Area and the EAA. The Act imposes substantial taxes on the Company's sugar operations (approximately $1.3 million was paid in each of 1995 and 1996) and other agricultural interests to pay for construction of the STAs. No assurances can be given that compliance costs with the EAA will not increase materially in the future. The Company also must maintain compliance with other environmental laws, including the federal Clean Water Act and the federal Clean Air Act. See "-- Environmental Matters" and "Business and Properties -- Sugar -- Regulation."

     On December 6, 1997, the Company reached an agreement in principle with certain federal and state government agencies for the sale of the Company's sugar lands. The Company will be required to deliver the lands in compliance with all federal and state environmental laws and be responsible for and bear the expenses of the cleanup of such lands and the sugar mill. No assurances can be given that cleanup costs will not materially affect the Company.

ENVIRONMENTAL MATTERS

     The Company's current and past railroad, forestry and sugar operations, its past paper operations and its current and past ownership, operation and leasing of real property, are subject to extensive and changing local, state and federal environmental laws and regulations governing, among other things, emissions into the air, discharges into waters, the use, handling, transportation and disposal of hazardous substances, the protection, investigation and remediation of soil and groundwater contamination and employee health and safety. Such laws include, but are not limited to, the federal Clean Water Act, the federal Clean Air Act, the Endangered Species Act of 1973 ("ESA"), the Resource Conservation and Recovery Act of 1978, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), the Federal Insecticide, Fungicide and Rodenticide Act and the Toxic Substances Control Act. Such laws can impose criminal and civil penalties, remediation expenses, natural resource damages and injunctive relief. The Company has made and will continue to make expenditures to comply with such laws. Liability under such laws and regulations may be imposed on current and prior owners and operators of property without regard to fault and without regard to knowledge about the condition or action causing the liability. The Company may also be contractually liable for indemnification of environmental clean-up costs in connection with the sale of its assets, businesses or real property, including the sale of its former linerboard mill and container plants to Florida Coast, and will be contractually required to bear the expenses of any environmental clean-up costs in connection with the sale of its sugar lands. In addition, the Company may potentially incur substantial costs relating to the clean-up of contamination caused by hazardous substances. The presence of hazardous substances on a property may also adversely affect the Company's ability to sell or develop such property or to borrow using such property as collateral. The presence, use or release of hazardous materials could also lead to claims for personal injury, damages to natural resources or property damage. In addition, the ESA protects species threatened with possible extinction and restricts the Company's harvesting activities on certain of the timberlands on which the bald eagle and the red cockaded woodpecker are present.

     The Company has previously owned or operated other businesses or real property, including those relating to the operation of paper mill and container plants, which may have adversely affected the environment. As a prior owner or operator of those facilities, the Company could have liability for environmental damage, even though it is no longer the owner or operator. Subject to certain deductibles and sharing provisions, which are not expected to have a material adverse effect on the Company, the Company believes the purchaser of the paper mill and container plants will be responsible to the Company for costs relating to environmental damage; however, should the purchaser not be responsible, the Company would be liable for such costs. The Company may also be liable for the costs of cleaning up a site at which it has disposed (intentionally or unintentionally by virtue of, for example, an accident, derailment or leak), or over or to which it has transported, hazardous substances. The Company is currently a party to, or involved in, legal proceedings directed at the clean-up of certain off-site locations, including sites which are listed on the National Priorities List under CERCLA or other similar federal or state lists.

     The Company accrues for the total estimated clean-up costs for the sites at which it has clean-up responsibilities when those costs become probable and when amounts (or at least a minimum amount) can be reasonably estimated. In accruing those amounts, the Company considers currently available information and management's evaluation of whether other potentially responsible parties are reasonably likely to contribute to the cost of a clean-up. As of September 30, 1997, the Company's aggregate environmental accruals were $7.3 million. Based on presently available information, the Company does not expect to incur amounts in excess of its accruals that are likely to have a material adverse effect on its financial position, liquidity or results of operations. However, it is not possible to quantify environmental costs with certainty because future laws, ordinances or regulations could impose material environmental liability, and new or different facts about the Company's operations or its ownership, operation or leasing of real property could arise in the future. In addition, the Company has incomplete technical information concerning environmental conditions at certain sites. See "Business and Properties -- Environmental Proceedings."

COMPETITION

     Real Estate. The real estate industry is generally characterized by significant competition. The Company plans to continue to expand through a combination of office, industrial and residential developments in Florida where the acquisition and/or development of property would, in the opinion of management, result in a favorable risk-adjusted return on investment. There are a number of office, industrial and residential developers and real estate companies that compete with the Company in seeking properties for acquisition, resources for development and prospective tenants. Competition from other real estate developments may adversely affect the Company's ability to attract and retain tenants, rental rates and expenses of operation

(particularly in light of the higher vacancy rates of many competing properties which may result in lower-priced space being available in such properties). The Company may compete with other entities that have greater financial and other resources than the Company. There can be no assurance that the existence of such competition could not have a material adverse effect on the Company's business, operations and cash flow.

     Forestry. The forest products industry is highly competitive in terms of price and quality. Many of the Company's competitors are fully integrated companies with substantially greater financial and operating resources than the Company. The products of the Company are also subject to increasing competition from a variety of non-wood and engineered wood products. In addition, the Company is subject to a potential increase in competition from lumber products and logs imported from foreign sources. Any significant increase in competitive pressures from substitute products or other domestic or foreign suppliers could have a material adverse effect on the Company.

     Transportation. Although each of the Company's railroads is typically the only rail carrier directly serving its customers, the Company's railroads compete directly with other railroads that could potentially deliver freight to their markets and customers via different routes. The Company's railroads also compete directly with other modes of transportation, including motor carriers and, to a lesser extent, ships and barges. Competition is based primarily upon the rate charged and the transit time required, as well as the quality and reliability of the service provided. Any improvement in the cost or quality of these alternate modes of transportation could increase competition from these other modes of transportation and adversely affect the Company's business.

     Sugar. The sugar industry is highly competitive. The Company competes with foreign and domestic sugarcane and sugar beet processors, as well as manufacturers of corn sweeteners and artificial sweeteners such as aspartame and saccharin. Sugar is a volatile commodity subject to wide price fluctuations in the marketplace.

CONTROL BY PRINCIPAL SHAREHOLDER

     After consummation of the Offerings, the Trust and the Nemours Foundation will collectively continue to own 16,691,900 shares of Common Stock or approximately 54% of the outstanding voting securities of the Company (assuming exercise of the U.S. Underwriters' over-allotment option and giving effect to management stock options exercisable within 60 days). See "Principal and Selling Stockholders." Accordingly, the Trust is and will continue to be able to control the election of the Company's directors and to determine the corporate and management policies of the Company, including decisions relating to any mergers or acquisitions by the Company, sales of all or substantially all of the Company's assets and other significant corporate transactions. In addition, the Company has entered into a registration rights agreement with the Trust (the "Registration Rights Agreement"), under which the Company has agreed that for a period of one year from the completion of the Offerings it will not issue any shares of Common Stock or options or securities convertible into Common Stock that would cause the Trust's and the Nemours Foundation's collective ownership in the Company to fall below 51% on a fully diluted basis. As a result, during such period the Company will not be able to issue shares of Common Stock in connection with acquisitions or other financings without the consent of the Trust. Pursuant to the Registration Rights Agreement, the Trust will also have the right to nominate two members of the Company's Board of Directors so long as the Trust and the Nemours Foundation collectively own in excess of 20% of the Company's outstanding Common Stock, and one member so long as such entities collectively own in excess of 5%. See "Alfred I. duPont Testamentary Trust -- Registration Rights Agreement."

DEPENDENCE ON KEY PERSONNEL

     The Company's future success depends to a significant extent upon the leadership and performance of its executive officers and key employees. See "Management." The loss of the services of any of these individuals could have a material adverse effect on the Company's business, financial performance and results of operations. While the Company has entered into employment agreements with Peter S. Rummell, Charles A. Ledsinger, Jr., Robert M. Rhodes and other members of senior management, the Company cannot assure that such individuals will remain with the Company throughout the terms of the agreements, or thereafter. As the Company continues to grow, it will continue to hire, appoint or otherwise change senior managers and other key executives. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified members to its management team in the future. The Company does not maintain any policies of key person life insurance on the lives of its senior management personnel.

SHARES AVAILABLE FOR FUTURE SALE

     On completion of the Offerings, the Trust and the Nemours Foundation together will own 54% of the shares of Common Stock outstanding (assuming exercise of the U.S. Underwriters' over-allotment option and giving effect to management stock options exercisable within 60 days). No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock. Sales of substantial amounts of shares of Common Stock in the public market or the perception that such sales might occur could adversely affect the market price of the shares of Common Stock. In the event of any future issuance of equity securities, the interests of holders of Common Stock, including the shares of Common Stock offered hereby, could be diluted. In addition, the Trust, the Company, and certain of the Company's officers, directors and other stockholders have agreed, except in certain limited circumstances, not to offer, sell, contract to sell, or otherwise dispose of any Common Stock or securities exercisable for, convertible into or exchangeable for Common Stock, for a period of 180 days after the closing of the Offerings, without the prior written consent of Morgan Stanley & Co. Incorporated. See "Underwriters."

                                   DIVIDENDS

     The Company paid aggregate annual cash dividends of $.20 per share to holders of the Common Stock in 1995 and 1996 and, upon payment of an additional $.05 to stockholders on December 30, 1997, will have paid aggregate cash dividends of $.20 to holders in 1997. In addition, the Company distributed net proceeds of $10.00 per share to all holders of record on March 21, 1997 arising from the sale of the Company's linerboard and container facilities and its communications business, and announced its intention to distribute an additional $1.02 per share to stockholders of record on December 19, 1997, payable on December 30, 1997. Although the Company has historically paid quarterly cash dividends of $.05 per share, there can be no assurance that such practice will continue in the future.

                            MARKET FOR COMMON STOCK

     The Company had 899 common stockholders of record as of November 24, 1997. The Company's common stock is quoted on the New York Stock Exchange ("NYSE") Composite Transactions Tape under the symbol "SJP".

     The range of high and low sales prices for the Common Stock as reported on the NYSE Composite Transactions Tape for the periods indicated is set forth below.

                                                              COMMON STOCK PRICE
                                                              -------------------
                                                                HIGH        LOW
                                                              --------    -------
1995
First Quarter...............................................  $ 68        $53 1/4
Second Quarter..............................................    66 1/4     60
Third Quarter...............................................    64 1/2     60
Fourth Quarter..............................................    64 3/4     52 1/2
1996
First Quarter...............................................    62 1/4     53 7/8
Second Quarter..............................................    65 7/8     57 7/8
Third Quarter...............................................    65 3/4     59 7/8
Fourth Quarter..............................................    69 1/2     63 1/2
1997
First Quarter...............................................    93         63 1/8
Second Quarter..............................................    84 3/4     69 7/8
Third Quarter...............................................   100 7/8     81
Fourth Quarter(1)...........................................   115         91 1/2

---------------

(1) Through December 15, 1997.

     A recently reported sale price of the Company's common stock on the NYSE is set forth on the cover page of this Prospectus.

                      ALFRED I. DUPONT TESTAMENTARY TRUST

     The Trust was established under the Last Will and Testament of Alfred I. duPont (the "Will") to provide testamentary dispositions to persons named in the Will and otherwise to benefit the Nemours Foundation, a charitable foundation provided for under the Will for the care and treatment of crippled, but not incurable, children and certain elderly. The Trust has been the controlling stockholder of the Company since 1940.

     The Trust and the Nemours Foundation together currently own 21,291,900 shares or 68.9% of the outstanding Common Stock (after giving effect to management options exercisable within the next 60 days) and upon consummation of the Offerings will own 16,691,900 shares or 54.0% of the outstanding Common Stock (assuming exercise of the U.S. Underwriters' over-allotment option), and thus will continue to control the Company. The trustees of the Trust as of November 30, 1997 were W. L. Thornton, Chairman, J. C. Belin, H. H. Peyton, J.
F. Porter, W. T. Thompson, III and Wachovia Bank, N.A. One trustee position is currently vacant due to the recent death of Alfred duPont Dent, who had been a trustee for 32 years.

REASONS FOR THE OFFERINGS

     The Trust has concluded that it is desirable to sell a portion of its holdings of the Company's Common Stock to diversify its assets and to enable the Trust to invest the proceeds of the Offerings in assets that produce higher current income. Florida law requires the Trust to distribute annually at least 3% of the fair market value of its assets, regardless of its earnings in a given year. Under the terms of the Will, the Trust is separately required to distribute annually all of its income. Historically, the Trust has allocated its investments between debt securities, held to generate current income, and equity securities, principally the Company's Common Stock, held for long-term capital appreciation. Because the Company pays relatively low dividends on its Common Stock, the Trust's other assets must generate income sufficient to permit the Trust to meet its obligation to distribute annually an amount equal to 3% of the fair market value of the Trust's total assets. As the equity securities held by the Trust, principally the Company's Common Stock, have appreciated over time, the fair market value of the Trust's assets has reached a level at which its income-producing assets may not generate income equal to 3% of the fair market value of its assets.

     In the future, the Trust may sell additional shares of Common Stock, but has agreed with the Underwriters that it will not effect any sales of Common Stock for a period of 180 days after the commencement of the Offerings without the consent of Morgan Stanley & Co. Incorporated. See "-- Registration Rights Agreement" and "Underwriters."

CERTAIN RELATIONSHIPS

     Apart from its ownership interest in the Company's Common Stock, the Trust owns 46,859 units, or 93.7%, of the outstanding limited partnership units of Al-Zar, Ltd. ("Al-Zar"), a limited partnership organized by the Company for the purpose of holding approximately 300 acres of real property in Wilmington, Delaware. A subsidiary of the Company serves as general partner of Al-Zar and owns 500 units, or 1%, of Al-Zar's outstanding partnership units.

     In addition to their positions with the Trust, Messrs. Thornton, Belin, Peyton, Porter, Thompson and H. M. Durden, the representative of the corporate trustee, Wachovia Bank, N.A., also serve as directors of the Nemours Foundation. The Nemours Foundation owns 450,224 shares, or approximately 5%, of FECI's outstanding common stock. Mr. Belin and Mr. Thornton also serve as directors of the Company and FECI.

CERTAIN TRANSACTIONS

     The Nemours Foundation rents office space from GCC at rates approximating market rentals. In addition, Mr. Belin and Mr. Thornton have entered into consulting agreements with the Company. See "Certain Transactions."

EXPENSES OF THE OFFERINGS

     The Company will bear all expenses of the Offerings, other than underwriting commissions and discounts, the fees and expenses of legal counsel and financial advisors to the Trust and certain other expenses.

REGISTRATION RIGHTS AGREEMENT

     Pursuant to a Registration Rights Agreement between the Trust and the Company, the Trust may require the Company on up to five occasions to file a registration statement under the Securities Act so long as such registration covers not less than 10% of the Registrable Securities (as defined in the Registration Rights Agreement) held by the Trust and the Nemours Foundation collectively (unless the registration demand is the last demand available under the Registration Rights Agreement, in which case it may cover less than 10% of the Registrable Securities). The Trust may not exercise a demand registration within six months following the effectiveness of a registration statement for an earlier demand registration, and the Company may defer filing such a registration statement or proceeding with an offering for up to 60 days under certain conditions. The Offerings will constitute the first demand under the Registration Rights Agreement. In addition, the Trust and the Nemours Foundation have unlimited "piggy-back" registration rights under the terms of the Registration Rights Agreement. The Registration Rights Agreement provides that if the Trust has made a demand for registration and decides not to proceed with the related offering, in certain circumstances such demand shall be deemed to have been effected, unless the Trust agrees to pay all expenses of registration.

     Pursuant to the Registration Rights Agreement, the Company will bear all of the expenses of demand registrations, except that the Trust will pay with respect to its Registrable Securities only its own underwriting discounts and commissions, the fees and expenses of the Trust's legal counsel and financial advisors and certain other expenses.

     In the Registration Rights Agreement, the Trust has agreed, if required by the managing underwriter of a public offering of Common Stock by the Company or the Trust, not to effect any public sale or distribution or otherwise dispose of any securities of the Company during the seven days prior to, and the 90 days after, the effectiveness of the registration statement for any such offering. In connection with the Offerings, the Company and the Trust have agreed not to effect any such sale or disposition for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. See "Underwriters."

     In the Registration Rights Agreement, the Company has agreed that, so long as the Trust and the Nemours Foundation collectively beneficially own at least 51% of the Company's issued and outstanding Common Stock calculated on a fully diluted basis (as defined in the Registration Rights Agreement), the Company will not for a period of one year after the closing of the Offerings, without the prior written consent of the Trust, issue any common stock, convertible preferred stock, stock subject to options, warrants or other rights, convertible or exchangeable debt or equity securities or other securities which would cause the collective beneficial ownership interests of the Trust and the Nemours Foundation in the Company's Common Stock to fall below 51% on a fully diluted basis. In addition, for so long as the Trust and the Nemours Foundation collectively beneficially own at least 20% of the issued and outstanding shares of the Company's Common Stock, the Trust will be entitled to nominate, and the Company and the Board of Directors of the Company will support the election by the Company's stockholders of, two individuals designated by the Trust to be members of the Company's Board of Directors. For so long as the Trust and the Nemours Foundation collectively own at least 5% and less than 20% of the issued and outstanding shares of the Company's Common Stock, the Trust will be entitled to nominate, and the Company and the Board of Directors of the Company will support the election by the Company's stockholders of, one individual designated by the Trust to be a member of the Company's Board of Directors. If the size of the Company's Board of Directors is increased, the number of individuals designated by the Trust shall be appropriately and proportionately increased. These provisions of the Registration Rights Agreement are not intended to limit the ability of the Trust or the Nemours Foundation to vote their shares as they see fit with respect to the election of directors or otherwise.

     Under the Registration Rights Agreement, the Trust and the Company have also agreed to indemnify each other against certain civil liabilities, including certain liabilities under the Securities Act.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below are qualified in their entirety by and should be read in conjunction with the consolidated financial statements and the notes related thereto included elsewhere in this Prospectus. The statement of operations data with respect to the years ended December 31, 1994, 1995 and 1996 and the balance sheet data as of December 31, 1995 and 1996 have been derived from the financial statements of the Company included herein, which have been audited by KPMG Peat Marwick LLP. The statement of operations data with respect to the years ended December 31, 1992 and 1993 and the balance sheet data as of December 31, 1992, 1993 and 1994 has been derived from the financial statements of the Company previously filed with the SEC although not incorporated by reference or included elsewhere herein, which have also been audited by KPMG Peat Marwick LLP. The following selected financial data for the nine months ended on September 30, 1996 and September 30, 1997 have been derived from the Company's unaudited consolidated financial statements which, in the opinion of management, contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company's financial position and results of operations at such dates and for such periods. Historical results are not necessarily indicative of the results to be expected in the future and results for interim periods are not necessarily indicative of results for the entire year.

                                                                                                   NINE MONTHS
                                                                                                      ENDED
                                               YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                            --------------------------------------------------------------   -----------------------
                               1992         1993         1994         1995         1996         1996         1997
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                   (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Net sales(1)..............  $  130,085   $  135,417   $  155,122   $  150,564   $  245,704   $  173,401   $   79,566
Operating revenues(2).....     169,439      177,040      175,784      184,360      185,485      162,307      172,328
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
         Total revenues...     299,524      312,457      330,906      334,924      431,189      335,708      251,894
Cost of sales.............      95,005      105,644      111,014      116,014      112,163       64,765       63,282
Operating expenses........     138,317      129,704      133,091      139,875      139,640      120,524      118,493
Selling, general and
  administrative
  expenses................      23,269       22,145       26,836       31,718       31,215       24,373       28,103
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Operating profit........      42,933       54,964       59,965       47,317      148,171      126,046       42,016
Other income..............      17,860       12,330       25,164       18,770       40,857       32,005       32,650
Income from continuing
  operations before income
  taxes and minority
  interest................      60,793       67,294       85,129       66,087      189,028      158,051       74,666
Provision for income
  taxes...................      21,837       30,328       31,446       24,535       83,117       71,211       32,981
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing
  operations before
  minority interest.......      38,956       36,966       53,683       41,552      105,911       86,840       41,685
Minority interest.........      11,074       10,241       15,827       12,194       14,002        9,922       13,404
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing
  operations..............      27,882       26,725       37,856       29,358       91,909       76,918       28,281
Cumulative effect of
  change in accounting
  principle(3)............          --       20,518           --           --           --           --           --
Income (loss) from
  discontinued
  operations(4)...........     (12,292)     (14,600)       4,253       44,461       (4,528)      (4,528)          --
Gain on sale of
  discontinued
  operations(4)...........          --           --           --           --       88,641       95,644           --
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
         Net income.......  $   15,590   $   32,643   $   42,109   $   73,819   $  176,022   $  168,034   $   28,281
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                                                                                   NINE MONTHS
                                                                                                      ENDED
                                               YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                            --------------------------------------------------------------   -----------------------
                               1992         1993         1994         1995         1996         1996         1997
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                   (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
PER SHARE DATA:
Income from continuing
  operations..............  $     0.91   $     0.87   $     1.24   $     0.96   $     3.01   $     2.52   $     0.93
Earnings (loss) from
  discontinued
  operations(4)...........       (0.40)       (0.48)        0.14         1.46        (0.15)       (0.15)          --
Gain on the sale of
  discontinued
  operations(4)...........          --           --           --           --         2.91         3.14           --
Cumulative effect of
  change in accounting
  principle(3)............          --         0.68           --           --           --           --           --
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income................  $     0.51   $     1.07   $     1.38   $     2.42   $     5.77   $     5.51   $     0.93
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========
Dividends paid(5).........  $     0.20   $     0.20   $     0.20   $     0.20   $     0.20   $     0.15   $     0.15
Special distribution(6)...          --           --           --           --           --           --        10.00
OTHER OPERATING DATA:
EBDDT(7)..................  $   50,140   $   68,469   $   58,327   $   73,992   $   72,682   $   55,701   $   60,938
Capital expenditures......      71,574       68,615       65,450       78,816       64,271       41,135       53,256
Cash flows provided by
  (used in)
  Operating activities....      68,960       81,605      102,718      154,082      117,345      136,818       75,237
  Investing
    activities(6).........     (85,498)     (68,108)     (82,750)    (137,115)     322,877      344,437      (11,773)
  Financing
    activities(6).........      (7,210)      (6,153)     (11,143)     (46,554)      (8,011)      (6,065)    (311,491)

                                                  AS OF DECEMBER 31,                           AS OF SEPTEMBER 30,
                            --------------------------------------------------------------   -----------------------
                               1992         1993         1994         1995         1996         1996         1997
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                   (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Cash and cash
  equivalents(8)..........  $  201,112   $  256,292   $  275,417   $  303,590   $  819,851   $  848,636   $  576,712
Total property, plant and
  equipment, net..........     684,043      722,043      756,954      804,974      834,167      825,816      853,217
Total assets..............   1,289,384    1,395,833    1,449,390    1,530,994    1,806,238    1,817,606    1,584,860
Total stockholders'
  equity(9)...............     833,682      901,710      936,982    1,016,067    1,196,941    1,185,164      934,606

---------------

(1) Net sales includes real estate, land and building sales, forestry and timber sales and sugar sales. Net sales for the nine months ended September 30, 1996 included two related one-time condemnation sales of land to the State of Florida in exchange for $97.8 million in cash plus certain limited development rights. Net operating results of the communications segment, linerboard mill and container plants are shown separately as income (loss) from discontinued operations for all years presented.
(2) Operating revenues includes real estate rental revenue and transportation revenue.
(3) Cumulative effect of adopting Statement of Financial Accounting Standards
    (SFAS) No. 109, "Accounting for Income Taxes."
(4) Net operating results of the communications segment, linerboard mill and container plants are shown separately as income (loss) from discontinued operations for all years presented. The gain on sale of discontinued operations declined by approximately $7.0 million during the fourth quarter of 1996 as a result of finalizing the post closing working capital adjustments, closing expenses and pension curtailment gain, which had been previously estimated. See Note 3 to the Consolidated Financial Statements.
(5) On December 15, 1997, the Company declared a dividend of $.05 per share to stockholders of record on December 24, 1997, payable on December 30, 1997.

(6) Approximately $359.3 million of proceeds from the sales of the communications segment, linerboard mill and container plants were held in special accounts during 1996. A special distribution of a portion of the net proceeds of the sales of $10.00 per share was paid on March 25, 1997, for stockholders of record on March 21, 1997. The Company has announced its intention to distribute the remaining net proceeds of approximately $1.02 per share in a special distribution to stockholders of record on December 19, 1997, payable on December 30, 1997.
(7) The Company uses a supplemental performance measure along with net income to report its operating results. This measure, Earnings Before Depreciation and Deferred Taxes (EBDDT), is not a measure of operating results or cash flows from operating activities as defined by generally accepted accounting principles. Additionally, EBDDT is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to cash flows as a measure of liquidity. However, the Company believes that EBDDT provides relevant information about its operations and is necessary, along with net income, for an understanding of its operating results. Depreciation, amortization and deferred income taxes are excluded from EBDDT as they represent non-cash charges. Earnings and gains on sales of discontinued operations and gains on the sale of non-strategic land and other assets represent non-operating, unusual and/or nonrecurring items and are therefore excluded from EBDDT. The cumulative effect in 1993 of a change in accounting principle has also been excluded from EBDDT.
(8) Includes cash, cash equivalents, marketable securities and short-term investments.
(9) The Company adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" at December 31, 1993. This adoption increased stockholders' equity by $41.5 million.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     Management's discussion and analysis should be read in conjunction with the Consolidated Financial Statements and "Business and Properties" included elsewhere in this Prospectus. The following discussion contains forward-looking statements. The Company's actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future actual results to differ materially from the Company's recent results or those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" and below.

     The text below includes a discussion of the Company's results of operations for the nine month period ended September 30, 1996 compared to the nine month period ended September 30, 1997. For a discussion of the results of operations for the years ended December 31, 1994, 1995 and 1996, see Item 7, "Management's Discussion and Analysis of Financial Condition and Result of Operations," in the Company's 1996 Form 10-K, incorporated by reference herein.

OVERVIEW

     St. Joe Corporation is a diversified company engaged in the real estate, forestry, transportation and sugar industries. Until the second quarter of 1996, the Company was also engaged in communications and the manufacture and distribution of forest products.

     The Company's assets and operations are concentrated in the state of Florida. Consequently the Company's performance, and particularly that of its real estate operations, is significantly affected by the general health of the Florida economy. The Company's businesses, particularly forestry and transportation, are influenced by the general health of the national economy. The Company's real estate operations are also cyclical but are primarily affected by local demographic and general economic trends, and the supply and rate of absorption of new construction. Although the Company has a large portfolio of income producing properties that provide stable operating results, the Company's earnings from period to period may be significantly affected by the nature and timing of sales of development property and non-strategic assets.

     The Company is currently undergoing a number of important changes in the mix of its businesses and its overall business strategy. In the first quarter of 1997, the Company hired a new chairman and chief executive officer as well as several other senior members of management with strong backgrounds in large-scale real estate planning and development. Under the direction of this new management team, the Company is focusing more closely on the development of its large land portfolio. Management believes that the Company's increased focus on real estate operations will result in a larger portion of the Company's overall revenues being attributable to real estate operations. However, many of the Company's proposed projects will require a lengthy process to complete the development cycle before they are sold or otherwise generate revenue. Nevertheless, management believes the Company's existing raw land portfolio will allow the Company to maintain relatively low development costs and that its existing large portfolio of income-producing properties, together with its other businesses, will continue to generate cash to fund a significant portion of its longer-term projects.

     The Company is also undergoing certain strategic changes in its forestry operations. The major customer for the Company's timber has been and continues to be the Company's former linerboard mill which was sold in May, 1996. The wood fiber supply agreement between the Company and the mill was recently renegotiated to provide for a level of tonnage that is significantly less than historical levels. Partly as a result of the reduced tonnage under the agreement, the Company has decided to allow its forests to grow for longer periods in order to age the timber and shift its focus toward higher margin products. However, during this transition period, management believes that revenues in the forestry segment may continue to decline.

RECENT EVENTS

     On December 10, 1997, the Company entered into a letter of intent with Codina Group, Inc. and Weeks Corporation under which the Company and Weeks each agreed to purchase a one-third interest in Codina, a commercial/industrial developer, active principally in southern Florida. After the consummation of the transaction, Codina will continue to develop commercial, industrial and office property in southern Florida. The purchase price of this transaction is not material to the Company's financial position.

     On December 6, 1997, the Company announced that it had reached an agreement in principle to sell its sugar lands to certain federal and state government agencies for $133.5 million in cash. Under the preliminary agreement, the Company would retain the right to farm the sugar lands through the 2002-2003 crop year. The proposed transaction is subject to both government and board approval.

     On December 3, 1997, the Company and Orlando-based CNL Group, Inc. formed a real estate joint venture to invest in and develop office and industrial properties in the central Florida region. The Company, through two subsidiaries, received a 50% ownership interest in the joint venture. The Company committed to supply $25 million in funding for new projects the venture determines to develop and/or manage.

     On November 21, 1997, the Company announced the withdrawal of its outstanding offer to purchase all outstanding FECI common stock not owned by the Company at $102 per share.

     On November 12, 1997, the Company, through two subsidiaries, purchased certain assets, including the personnel, trademark and proprietary information systems, of Arvida Company through a newly formed limited partnership with JMB Southeast Development, L.L.C. and JMB Southeast Development, L.P. for the purpose of developing and/or managing residential communities on certain lands owned by the Company, as well as the purchase of other lands for development and management. The Company owns 74% of the new limited partnership, St. Joe/Arvida Company, L.P. The purchase price for the 74% partnership interest in the new entity is not material to the Company's financial position.

RESULTS OF OPERATIONS

  COMPARISON OF NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997

     Net sales decreased 54.1% from $173.4 million in the first nine months of 1996 to $79.6 million in the first nine months of 1997. Sales in 1996 were unusually high due to two related condemnation sales of land to the State of Florida in exchange for $97.8 million in cash plus certain limited development rights. Sales of real estate totaled $30.5 million in 1997. Operating revenues increased 6.2% from $162.3 million in 1996 to $172.3 million in 1997, primarily due to an increase in transportation revenues of $6.8 million as well as increases in real estate rental revenues.

     Cost of sales decreased 2.3% from $64.8 million in the first nine months of 1996 to $63.3 million in the first nine months of 1997, as a result of decreases in cost of timber and other sales of $21.9 million offset by increases in cost of real estate sales of $20.3 million. Operating expenses decreased 1.7% from $120.5 million in the first nine months of 1996 to $118.5 million in the first nine months of 1997 resulting from decreases in transportation costs of $3.9 million offset in part by an increase in real estate operating costs of $1.9 million.

     Selling, general and administrative expenses increased 15.3% from $24.4 million in the first nine months of 1996 to $28.1 million in the first nine months of 1997, primarily due to a one-time write-off of approximately $2.9 million for expenses incurred in the transportation segment in connection with the possible disposition of certain of its assets.

     Other income (expense) increased 2.0% from $32.0 million in 1996 to $32.7 million in 1997. The year to date increase for the first nine months of 1997 was due to higher average investment balances compared to the first nine months of 1996.

     Income tax expense on continuing operations for the nine months ended in September 30, 1997 totaled $33.0 million, representing an effective rate of 44% compared to $71.2 million for a similar effective tax rate in the 1996 comparable period. These rates exceed statutory rates primarily because of the 50% excise tax on prepaid pension cost totaling $4.2 million in 1997 and $11.0 million in 1996. It is anticipated that as long as the Company continues to record prepaid pension cost, an excise tax of 50% will be accrued.

     Net income for the nine months ended September 30, 1997 was $28.3 million or $0.93 per share compared to $168.0 million or $5.51 per share in 1996. Results for 1996 included income from discontinued operations of $91.1 million, net of tax.

  Real Estate

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                               1996    1997    % CHANGE
                                                              ------   -----   --------
                                                                   ($ IN MILLIONS)
Net Sales and Operating Revenue.............................  $124.2   $59.2     (52.3)
Cost of Sales and Operating Expense.........................    18.4    41.2     123.9
Selling, General and Administrative Expenses................     3.1     3.4       9.7
Operating Profit............................................   102.7    14.6     (85.8)

     The Company's real estate operations currently consist of commercial and industrial development and management through GCC, a subsidiary of FECI, and community residential development through the Southwood Properties Division of the Company ("Southwood").

     Real estate net sales and operating revenue decreased $65.0 million, or 52.3%, from $124.2 million in the first nine months of 1996 to $59.2 million in the first nine months of 1997. Costs of sales and operating expenses increased 123.9% from $18.4 million in the first nine months of 1996 to $41.2 million in the first nine months of 1997. The decrease in sales was largely due to two related condemnation sales of land to the State of Florida in 1996 for $97.8 million in cash plus certain limited development rights. Costs associated with these sales were $.1 million. The increase in costs of sales and operating expense was due to a higher cost basis on 1997 land and building sales. Year to date selling, general and administrative expenses increased 9.7% during 1997 due primarily to additional salaries and related benefits.

     In the commercial/industrial segment, conducted through GCC, rental revenues increased $3.6 million, or 14.3%, from $25.1 million in the first nine months of 1996 to $28.7 million in the first nine months of 1997. Operating expenses in the commercial/industrial segment were $17.6 million for a 38.7% gross margin in the 1997 period compared to $15.7 million in 1996 for a gross margin of 37.5%. During the first nine months of 1997 eight buildings were placed in service adding approximately 973,000 leasable square feet. In the first nine months of 1997, land and building sales totaled $26.5 million and included three buildings, totaling $20.1 million, one of which was developed and constructed specifically for the purpose of resale. The total cost of these sales was $22.4 million.

     In the community/residential segment, land sales increased $2.7 million, or 200.7%, from $1.3 million in the first nine months of 1996 to $4.0 million in the first nine months of 1997 (not including the condemnation sales). Costs of these sales increased 200.0% from $.4 million in the first nine months of 1996 to $1.2 million in the first nine months of 1997.

     As a result of these factors, operating profit decreased 85.8% from $102.7 million for the nine months ended September 30, 1996 to $14.6 million for the comparable period in 1997.

  Forestry

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                              1996    1997    % CHANGE
                                                              -----   -----   --------
                                                                  ($ IN MILLIONS)
Net Sales...................................................  $44.6   $23.1    (48.2)
Cost of Sales...............................................   42.3    20.3    (52.0)
Selling, General and Administrative Expenses................    1.4     1.7     21.4
Operating Profit (Loss).....................................     .9     1.1     22.2

     Total net sales decreased $21.5 million, or 48.2%, from $44.6 million in the first nine months of 1996 to $23.1 million the first nine months of 1997, all of which is attributable to the Florida Coast linerboard mill shutdown which lasted from April 1997 through September 1997. Costs of sales decreased 52% from $42.3 million in 1996 to $20.3 million in 1997 due to declining sales, although cost of sales as a percentage of sales continued to improve as the Company sold more of its grown timber with higher margins than procured wood. Selling, general and administrative costs increased $.3 million from $1.4 million in 1996 to $1.7 million in 1997 primarily due to severance payments of approximately $1.2 million paid to 62 terminated employees, offset by reductions in ongoing staffing levels. Operating profit increased 22.2% from $.9 million in 1996 to $1.1 million in 1997.

     On August 25, 1997, the Company renegotiated certain terms of its wood fiber supply agreement with Florida Coast Paper Company. Under the new agreement, the Company will supply 615,400 tons of pulpwood and wood chips between August 25, 1997 and May 30, 1998; thereafter the Company will supply 700,000 tons per year through December, 2011 with two five year renewal periods. Under the previous agreement, up to 1.6 million tons per year were to be provided to Florida Coast. As a result of the decrease in tonnage required to be provided to Florida Coast, management expects that the Company's revenues will be temporarily depressed, but the change should result in higher quality older-growth timber in the future. The pricing mechanism for the wood remains the same as in the original agreement.

  Transportation

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                               1996     1997    % CHANGE
                                                              ------   ------   --------
                                                                   ($ IN MILLIONS)
Operating Revenues..........................................  $137.2   $144.0      5.0
Operating Expenses..........................................   104.8    100.9     (3.7)
Selling, General and Administrative Expenses................    14.5     17.7     22.1
Operating Profit............................................    17.9     25.4     41.9

     Operating revenues in the transportation segment were $144.0 million in 1997, an increase of 5% over the comparable period in 1996. Total FEC transportation operating revenues increased $9.0 million, or 7.1% from $127.5 million in the first nine months of 1996 to $136.5 million in the first nine months of 1997. This increase is attributable to a combination of an 8.2% increase in the number of shipments handled in the first nine months of 1997 versus 1996 and various rate increases achieved since the beginning of the year. ANRR's operating revenues were $7.5 million in 1997, $2.2 million lower than in 1996 due to the shutdown of the Florida Coast Paper linerboard mill shutdown, its largest customer. Operating expenses for this segment were $100.9 million, $3.9 million lower than last year as a result of decreases in casualty reserves totaling $2.5 million and overall reductions in operating expenses. The 1996 comparable figures for casualty and insurance costs included an accrual for an adverse legal judgment against the Company, which was subsequently reversed on appeal, of approximately $2.2 million. Selling, general and administrative expenses increased 22.1% over the previous year from $14.5 million in 1996 to $17.7 million in 1997. Operating profit for the transportation segment overall has increased from 13.0% in 1996 to 17.6% in 1997 as a result.

  Sugar

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                              1996    1997    % CHANGE
                                                              -----   -----   --------
                                                                  ($ IN MILLIONS)
Net Sales...................................................  $29.7   $25.5    (14.1)
Cost of Sales...............................................   19.9    19.3     (3.0)
Selling, General and Administrative Expenses................    3.5     3.5        0
Operating Profit (Loss).....................................    6.3     2.7    (57.1)

     Net sales decreased $4.2 million, or 14.1%, from $29.7 million in the first nine months of 1996 to $25.5 million in the first nine months of 1997, due primarily to a 12.4% volume decrease (8,400 tons) resulting from the timing of shipments and fewer acres being harvested, and a sales price decrease of $7 dollars per ton. Cost of sales as a percentage of sales increased from 67.0% to 75.7% due to lower selling price, higher direct costs including cultivation expenses, as well as higher indirect costs compared to 1996. Selling, general and administrative expense levels were consistent with 1996. Included in selling, general and administrative expense is the Everglades Agricultural Privileges Tax of $905,000 and $976,000 for 1997 and 1996, respectively.

CORPORATE AND OTHER

     On February 25, 1997 the Board of Directors approved an interim severance program. The program was available to all employees (including early and regular retirees) who elected to leave employment with the Company prior to May 2, 1997. In total 80 employees elected to participate, and the Company incurred total severance costs of approximately $2.5 million during 1997, of which $1.3 million is included in corporate general and administrative expense and $1.2 million is included in the forestry segment.

FINANCIAL POSITION AND CAPITAL RESOURCES

     Total cash and cash equivalents decreased 55.2% from $449.0 million at December 31, 1996 to $201.0 million at September 30, 1997 primarily as a result of the special distribution of $10.00 per share paid during the first quarter totaling approximately $305 million. The Company has announced its intention to distribute the remaining net proceeds of the sales of operations which occurred in 1996 of approximately $1.02 per share in a special distribution to stockholders of record on December 19, 1997, payable on December 30, 1997. The Company has also declared a dividend of $.05 per share to stockholders of record on December 24, 1997, payable on December 30, 1997. Total cash, cash equivalents, short-term investments and marketable securities were $576 million at September 30, 1997.

     Capital expenditures for the year to date totaled $53.3 million, of which $40.8 million related to real estate construction and land purchases. It is anticipated that expenditures in the foreseeable future will be funded through available cash and cash equivalents and funds from operations.

     Stockholders' equity at September 30, 1997 was $30.58 per share, a decrease of $8.67 from December 31, 1996, due to total distributions of $310.2 million, including the special distribution and the regular $.05 per share dividend paid each quarter.

     The Company has historically not incurred debt in the development of its various real estate projects or for other expenditures, funding instead from internally generated cash flows. However, as the Company moves forward, debt may be incurred in those situations where the use of financing leverage is deemed appropriate. See "Business and Properties -- Investments."

                            BUSINESS AND PROPERTIES

GENERAL

     St. Joe Corporation is a diversified company engaged in the real estate, forestry, transportation and sugar industries in the State of Florida. The Company is the single largest private landowner in Florida, owning more than 1.1 million acres, or approximately 3% of the land area of the state (an area slightly smaller than the land area of the State of Delaware). Although the vast majority of the Company's properties consist of timberlands, St. Joe owns a large portfolio of income producing properties and sizable tracts suitable for commercial, industrial and residential as well as resort and entertainment development. The Company is currently engaged in four principal lines of business:

     - Real Estate -- the development, ownership and management of commercial, industrial and residential properties as well as the prospective development of resort and entertainment properties;

     - Forestry -- the management and harvesting of extensive timberland holdings;

     - Transportation -- the operation of two railroads within Florida; and

     - Sugar -- the cultivation, harvesting and processing of sugar cane.

     St. Joe is currently undergoing a number of important changes in its mix of businesses and its overall business strategy. In early 1997, the Company hired a new chairman and chief executive officer, Peter Rummell, the former President of Disney Development Company and Chairman of Walt Disney Imagineering, as well as several other senior members of management with strong backgrounds in large-scale real estate development, the complex Florida entitlement process, and financial and asset management. Under the direction of this new management team, the Company intends to focus more closely on the development of its large land portfolio. In addition, the Company is implementing a new strategy in its forestry segment by extending the harvest rotation of certain sections of its timberlands in order to effect a shift toward higher margin products. In order to focus more closely on its core assets, the Company sold its linerboard mill as well as its container and communications businesses in 1996. In addition, on December 6, 1997, management announced that it had reached an agreement in principle to sell the Company's sugar lands to certain federal and state government agencies on or before June 6, 1998, although the Company will retain the right to farm the sugar lands through the 2002-2003 crop year.

     Management believes that the Company has a number of key business strengths and competitive advantages, including, in its opinion, the largest inventory of private land suitable for development in the State of Florida, a very low cost basis in its land assets, a strong cash position and no material indebtedness, which management believes will allow St. Joe the financial flexibility to aggressively pursue development opportunities. Management is also focusing on optimizing the value of the Company's other operating assets and may employ financially-driven strategies to improve returns, such as acquisitions, joint ventures and dispositions.

COMPANY BACKGROUND AND HISTORY

     The Company was organized as a Florida corporation in 1936 by the executors of the Estate of Alfred I. duPont to implement Mr. duPont's plans to establish a paper company in northwestern Florida. The Company's Port St. Joe paper mill began operations in 1938. The Company subsequently expanded into other lines of business primarily by acquiring companies in financial difficulty whose assets the Company perceived to be undervalued. For example, the Company acquired control of FEC when it emerged from reorganization in 1961 and subsequently made large capital investments in FEC to rehabilitate its operations.

     Since 1940, the Company has continued to purchase additional parcels of real property located throughout Florida and over time has acquired a sizable portfolio of land. Included in these holdings are approximately 45,000 acres in northwestern Florida that the Company has identified as potentially suitable for development over the near to long term. For a more complete description of the Company's land holdings, see "-- Real Estate Operations."

     The current ownership structure of the Company's principal lines of business is as follows:

                                    [GRAPH]

OPERATIONS

     Real Estate. The Company currently conducts its real estate operations in two principal segments: commercial/industrial development and management and community/residential development.

     The Company owns and manages commercial and industrial properties through Gran Central Corporation ("GCC"), a wholly-owned subsidiary of Florida East Coast Industries, Inc. ("FECI"), in which the Company has a 54% equity interest. At October 31, 1997, GCC owned and operated 59 buildings with approximately 5.6 million square feet of rentable commercial/industrial space. On the same date, GCC's buildings in service for one year or more were 91% leased (82% for its portfolio as a whole, including newly constructed buildings). GCC's buildings are primarily Class "A" office space and high quality commercial/industrial facilities constructed after 1987 and are well-located in business parks near major transportation hubs, primarily in the Jacksonville and Miami, Florida areas. At December 1, 1997, GCC had an additional 479,000 square feet under construction and had entitlements to develop an additional approximately 14.3 million square feet of buildings, primarily in its Miami, Jacksonville and Orlando parks. GCC also owns over 15,300 acres of unentitled land that management believes are suitable for future commercial, industrial and residential development, primarily situated adjacent to the Florida East Coast Railway right-of-ways in attractive markets that the Company believes will provide significant growth opportunities.

     In the community/residential real estate sector, the Company intends to develop large-scale mixed-use communities, primarily on Company-owned land. The Company's land holdings include large tracts near Tallahassee, the state capital, and in northwestern Florida that the Company believes to be well-suited for community/residential as well as resort and second-home development. These holdings include significant Gulf of Mexico frontage (with over five miles of white sand beaches), and bay and riverfront properties, as well as properties adjacent to existing communities. The Company intends to design and entitle well-conceived master plans, install major infrastructure improvements and either sell permitted lots to merchant builders for construction or build and sell finished residential units to end purchasers. The Company recently initiated master-planning of 800 acres with over 7,000 feet of white sand beach frontage in south Walton County near the Town of Seaside for development as second-home and resort communities and 3,000 acres of a Tallahassee parcel for development as a mixed-use residential community. The Company is currently evaluating other properties for development as resort and second-home communities and believes that its holdings in northwestern Florida offer unique opportunities to create high amenity projects, with gulf, lake and river access, at comparatively low costs due to the Company's low basis in its long-term land holdings.

     In order to increase the pace of community/residential development and to gain a foothold in the home building industry, the Company recently acquired the personnel, trademark and selected assets of the Arvida Company ("Arvida") through a majority-owned joint venture (the "Arvida Venture"). Arvida is a prominent Florida-based community and residential real estate developer, which in 1996 and the first nine months of 1997 closed contracts on 2,077 houses and 566 lots.

     Forestry. The Company is the largest private owner of timberlands in Florida, with over 700,000 acres of planted pine forests, primarily in northwestern Florida, and an additional 300,000 acres of mixed timberland, wetlands and lake and canal properties. The principal product of the Company's forestry operations is softwood pulpwood. In addition, the Company produces and sells sawtimber. The Company estimates that it can increase its long-term sustainable yearly harvest over the next decade to 1.6 million tons of softwood pulpwood and .9 million tons of softwood sawtimber. The major customer for the Company's timber has been and continues to be the Company's former linerboard mill, which it sold to Florida Coast Paper Company, L.L.C. ("Florida Coast") in May 1996. In 1996, the Company harvested 697,398 tons of timber, of which 610,418 tons were sold to Florida Coast, and the balance to a number of other market participants, including Georgia-Pacific Corporation, Champion International Corporation and Louisiana-Pacific Corporation.

     After the closure of the mill for several months in 1997, the Company renegotiated its 15 year supply contract with Florida Coast to allow it to supply pulpwood to the mill at a level (700,000 tons per year beginning June 1, 1998) significantly lower than historical levels. The Company sought to reduce its obligation to supply pulpwood under the agreement and intends to extend growing periods for certain portions of its timber and to sell such timber in the form of higher margin products, which the Company anticipates will increase the long-term profitability of its forestry operations. The Company estimates that its standing pine inventory on January 1, 1998 will total 10.6 million tons and its hardwood inventory will total 5.9 million tons.

     Transportation. FECI's subsidiary, Florida East Coast Railway ("FEC"), provides rail and freight service over 351 miles of main line track between Jacksonville and Miami, Florida and 71 miles of branch line track between Fort Pierce and Lake Harbor, Florida. FEC has the only coastal right-of-way between Jacksonville and West Palm Beach, Florida and is the exclusive rail-service provider to the Port of Palm Beach, Port Everglades and the Port of Miami. Principal commodities carried by FEC, by weight, include trailers-on-flatcars, containers-on-flatcars, crushed stone, foodstuffs, vehicles and cement. FEC is pursuing a number of opportunities to enhance returns, including through leasing its right-of-ways for the laying of fiber-optic conduit and the construction of communications towers. The Company also owns the Apalachicola Northern Railroad ("ANRR"), a short-line railroad that operates on 96 miles of track between Port St. Joe and Chattahoochee, Florida.

     Sugar. Talisman Sugar Corporation ("Talisman"), a wholly-owned subsidiary of the Company, grows sugarcane on over 52,000 acres in the Belle Glade region of south central Florida. Talisman processes this sugarcane at its mill facility and sells all of the output of raw sugar to the Everglades Sugar Refinery, Inc., a wholly owned subsidiary of Savannah Foods & Industries, Inc. During the 1996-1997 crop year, Talisman produced 117,000 tons of raw sugar. As part of its efforts to focus more intently on the Company's core assets, the Company has agreed in principle to sell its sugar lands to certain federal and state government agencies on or before June 6, 1998 for $133.5 million in cash. In the event the proposed sale is consummated, Talisman would retain the right to farm the sugar lands through the 2002-2003 crop year. The proposed transaction is subject to both government and board approval.

KEY BUSINESS STRATEGIES

     The Company's principal objective is to optimize the value of its substantial asset base. The Company's management team is focused on the following key strategies:

          Increase the Pace of Development. Through its new management team, the Company intends to take a more aggressive approach to the development of its properties. In the commercial/industrial sector, GCC has secured entitlements to develop an additional 14.3 million square feet of buildings. In the community/residential development sector, the Company's inventory includes approximately 51,000 acres, including land adjacent to existing developments and prime gulf-front properties as well as numerous lake and riverfront parcels that management believes can be developed in a variety of formats. As part of its strategy to increase the pace of development, St. Joe intends to initiate home-building activity, primarily through the Arvida Venture. During the near term, the Arvida Venture will accelerate development through the acquisition of land from third parties. Over the longer term, management believes the Company's large raw land portfolio will allow the Company to maintain low development costs relative to its competitors and that its existing large portfolio of income-producing properties, together with its other businesses, will generate cash to fund a significant portion of its long-term projects.

          Pursue Strategic Acquisitions and Joint Ventures. The Company believes that its diverse capabilities and access to capital provide a competitive advantage in identifying and acquiring additional development opportunities. The Company intends to pursue such development opportunities through potential acquisitions, joint ventures and other strategic alliances, particularly with established Florida-based developers. Management believes that joint venture relationships will provide the Company with immediate access to the human resources, local market expertise and information systems necessary to enable the Company to compete effectively for development opportunities. As part of this strategy, the Company recently entered into the Arvida Venture. The Company also recently formed a joint venture with CNL Group, Inc. ("CNL"), a large privately held real estate investment, finance and development company, to develop commercial properties in the central Florida region along the U.S. Interstate Highway 4 corridor, including Tampa, Orlando and Daytona Beach. On December 10, 1997, the Company entered into a letter of intent with Codina Group, Inc. ("Codina") and Weeks Corporation ("Weeks") under which the Company and Weeks each agreed to purchase a one-third interest in Codina, a commercial/industrial developer active principally in southern Florida.

          Pursue Resort and Location-Based Entertainment Development Opportunities. The Company plans to actively pursue the development of resorts (including hotels, golf courses and other recreational facilities) and location-based entertainment facilities as a new line of business. These development projects may be in the form of stand alone projects or, in the case of resort facilities, in conjunction with the Company's large-scale community development projects. The Company's management has extensive expertise in these development areas and the Company believes it has the land inventory (including attractive beach and other waterfront properties) necessary to enter these new markets effectively. As part of this strategy, in December 1997, the Company acquired the Riverside Golf Management Company, which manages three daily fee public golf courses in Jacksonville, Florida, Atlanta, Georgia and Clemson, South Carolina, and a 50% interest in the Champions Club Golf Course at Alaqua Lakes in Orlando, Florida.

          Aggressively Pursue the Entitlement Process. The Company believes that the complex Florida land entitlement process can be a significant entry barrier to less capitalized developers. In developing new residential real estate projects, the Company intends to capitalize on its large existing land portfolio by, if appropriate, deeding or donating portions of its existing properties in exchange for long-term development rights. The Company believes its large, established land inventory provides an advantage relative to competitors that must purchase real estate before beginning development projects.

          Enhance Operating Performance. The Company believes it can improve its operating performance through the following means:

             Implement Aggressive Leasing Policy. Due to currently favorable market conditions, the Company believes that it can generate incremental earnings through enhanced management of its existing rental portfolio and through more aggressive leasing. Leases for approximately 73% of GCC's 5.6 million rentable square feet expire over the next five years. In exercising this strategy, the Company intends to balance rental revenue with occupancy levels in order to optimize project revenues.

             Increase Long-Term Profitability of Forestry Operations. The Company intends to improve returns in its forestry operations by growing portions of its timber for longer periods in order to capitalize on higher margins for older-growth timber. In 1996, the Company shed the lower margin component of its forestry operations through the sale of its linerboard mill and container facilities, and in 1997, the Company reduced employment in its forestry operations by 72% through outsourcing. In addition, the Company is considering potential transactions to increase the nearer term value of the Company's timberlands, such as asset swaps, sales, joint ventures or lease arrangements.

             Achieve Cost Reductions in Transportation Operations. The Company believes it can improve the profitability of its transportation segment through reductions in its cost structure, including more efficient use of its railyards and equipment.

          Capital Structure and Financing Strategy. The Company has historically financed expansion with internally generated funds, held large cash balances and avoided the incurrence of debt. Although the Company expects to continue to employ conservative financing policies, management intends to use the Company's balance of cash and cash equivalents to invest more aggressively in development, acquisitions and joint ventures and to incur debt in appropriate circumstances in order to more effectively leverage the value of the Company's assets. The Company had cash and cash equivalents of $560 million at December 4, 1997.

                              THE FLORIDA ECONOMY

     The Company's businesses are centered in Florida and the state's economic health and growth rate will be important factors in creating demand for the Company's products and services. According to the Bureau of Economic Analysis of the WEFA Group, from 1992 to 1996 Florida's gross domestic product grew at an average rate of approximately 6.1% per year compared to 5.3% per year for the United States as a whole, and from 1997 to 2001 is expected to grow at an average annual rate of approximately 5.8% compared to 5.3% for the nation as a whole. According to U.S. Census Bureau statistics, Florida's annual population growth over the last ten years has been 2.0%, while the average U.S. rate of population growth has been approximately 1.0%. According to the Bureau of Economic and Business Research at the University of Florida (the "Bureau"), Florida's population will increase 26% between 1995 and 2010 compared to a U.S. Census Bureau projection of 13.5% for the United States as a whole. Population growth rates on the eastern coast of Florida, where many of GCC's properties are located, are projected by the Bureau to be significantly higher than the statewide rate. With the exception of Walton County (where population growth rates have exceeded those of the State of Florida), population growth rates in northwestern Florida, where most of the Company's properties are located, have not been as high as those of the State as a whole, but have still exceeded the national average. The Bureau estimates that employment in Florida grew at an average annual rate of 3.5% from 1980 to 1995 and will continue to increase at an average annual rate of 2.2% from 1996 to 2010. According to the Bureau, personal incomes in Florida grew at 4.1% from 1980 to 1995 and are expected to continue to grow at approximately 3% per year from 1996 to 2010. Florida's population, job and income growth have created substantial demand for new residential and commercial construction. According to a study conducted by the Bureau, in 1995 Florida ranked first in the nation with respect to the number of housing units permitted for construction and second in the nation on a value per unit basis. Housing starts in the state of Florida are expected to reach an aggregate level of 113,200 for 1996 and 1997 combined and to increase to 116,000 for 1998 alone. Management expects Florida's economic and population growth to continue and believes that St. Joe is well positioned to benefit from increasing demand for housing as well as office and industrial space in the Florida real estate market.

REAL ESTATE

     The Company conducts its real estate operations through two principal segments: commercial/industrial development and management, and community/residential development. In addition, the Company plans to pursue resort and entertainment-based development in the future. The general locations of the Company's real estate holdings are indicated on the map on the inside front cover of this Prospectus.

  COMMERCIAL AND INDUSTRIAL DEVELOPMENT

     The Company owns and manages commercial and industrial properties through FECI's wholly-owned subsidiary, Gran Central Corporation. The primary focus of GCC's development activities has been the Miami, Jacksonville and Orlando areas, all of which are highly active with local, regional and national development companies competing for land and tenants. The Company plans to continue operating in these markets, and to evaluate Florida and southeastern markets to increase the geographic diversity of its current portfolio. GCC is aggressively pursuing commercial/industrial development opportunities on its entitled land and actively seeks attractive land acquisition opportunities. A summary of GCC's properties is set forth below:

                              GCC PROPERTY SUMMARY

Rentable Square Feet(1).....................................    5,591,994
Percent Leased(1)(2)........................................        82.4%
Rental Revenue(3)...........................................  $24,116,385
Average Age of Buildings(1).................................     5.5 yrs.
Square Feet under Construction(4)...........................      479,000
Entitled Square Feet(4)(5)..................................   14,324,000
Entitled Land (acres)(4)....................................        1,888
Unentitled Land (acres)(4)..................................       15,338
Developed Land (acres)(4)...................................          452
                                                              -----------
Total Land (acres)(4).......................................       17,678
                                                              ===========

---------------

(1) At October 31, 1997.
(2) Buildings in service for one year or more were approximately 91% leased.
(3) Through October 31, 1997.
(4) At December 1, 1997.
(5) Several of the Development of Regional Impact ("DRI") applications under which GCC has vested rights to develop property contain conversion formulas. These formulas vary the number of square feet GCC may construct in a given project depending on the type of buildings constructed. Accordingly, actual square footage constructed may vary significantly from currently entitled square footage.

     Because GCC was formed to conduct the real estate activities of the Florida East Coast Railway, its undeveloped properties are generally located near transportation corridors along the eastern coast of Florida. GCC's developable holdings include sizable parcels adjacent to FEC tracks which are suitable for development into office and industrial parks, offering both rail and non-rail-served parcels. Certain of GCC's other holdings are in urban or suburban locations offering opportunities for development of office building structures or business parks containing both office building sites and sites for flexible space structures such as office/showroom/warehouse buildings.

     On December 3, 1997, the Company formed a 50/50 joint venture ("St. Joe/CNL") with Orlando-based CNL Group, Inc. to develop and acquire commercial real estate in the Central Florida area. CNL is a large privately held real estate, finance, and development company with substantial market knowledge and relationships in the Orlando and central Florida commercial and industrial markets. At October 31, 1997, CNL and its affiliates owned assets totaling more than $2 billion, representing more than 1,500 properties in 47 states. St. Joe/CNL's strategy is to accumulate a portfolio of profitable, stabilized real estate assets through a combination of development and acquisition and hold those assets in anticipation of ultimate sale. St. Joe/CNL will initially focus on single and multi-tenant office buildings and industrial and flex space, primarily in 17 central Florida counties and along the U.S. Interstate Highway 4 corridor, including Tampa, Orlando and Daytona Beach. St. Joe/CNL has significant investments planned for the greater Orlando market, including a 14-story 345,000 square foot downtown Orlando office building, together with an 1,800 space parking garage, which will serve as CNL's new corporate headquarters.

  Income Producing Projects

     At October 31, 1997, GCC's commercial and industrial income-producing portfolio included ten projects with 59 buildings aggregating 5,591,994 square feet. At October 31, 1997, these buildings were 82.4% leased. GCC's income-producing projects are detailed below:

                         GCC INCOME-PRODUCING PROJECTS

                             (AT OCTOBER 31, 1997)

                                                                                                          AVERAGE
                               NUMBER                  RENTABLE     LEASED                              BASE RENT/
                                 OF                     SQUARE      SQUARE     PERCENT      MONTHLY       SQUARE       YEAR
LOCATION                      BUILDINGS      TYPE        FEET        FEET      LEASED      BASE RENT       FOOT        BUILT
--------                      ---------   ----------   ---------   ---------   -------     ----------   -----------   -------
duPont Center...............      2         Office       162,669     157,040     96.5%     $  178,951     $13.67      1987-88
  Jacksonville, FL
Gran Park at Deerwood(1)....      3         Office       385,213     302,091     78.4         406,163      16.13      1995-97
  Jacksonville, FL
Gran Park at Interstate
  South.....................      6       Industrial     260,064     223,247     85.8         123,598       6.64      1987-89
  Jacksonville, FL
Gran Park at
  Jacksonville(2)...........      3       Industrial     354,153     108,060     30.5          71,819       7.98         1997
  Jacksonville, FL
Gran Park at the
  Avenues(3)................      8       Mixed use      713,877     594,741     83.3         492,723       9.94      1992-97
  Jacksonville, FL
Gran Park at Riviera
  Beach.....................      5       Industrial     311,392     279,935     89.9          98,810       4.24      1982-91
  Riviera Beach, FL
Gran Park at McCahill(4)....      5       Industrial     878,439     566,420     64.5         249,063       5.28      1992-97
  Miami, FL
Gran Park at Miami(5).......     24       Industrial   2,422,101   2,297,185     94.8       1,060,331       5.54      1988-97
  Miami, FL
Hialeah, FL.................      2       Industrial      50,150      24,075     48.0          11,975       5.97      1975/87
Pompano Beach, FL...........      1       Industrial      53,936      53,936    100.0          23,040       5.13         1987
                                 --                    ---------   ---------    -----      ----------     ------
        Total...............     59                    5,591,994   4,606,730     82.4%(6)  $2,716,473     $ 7.09
                                 ==                    =========   =========    =====      ==========     ======

---------------

(1) A third office building totaling 126,228 square feet was constructed and placed in service during 1997 and has not yet been fully leased.
(2) All buildings in Gran Park at Jacksonville were constructed and placed in service in 1997.
(3) A third office/showroom/warehouse building totaling 70,400 square feet was constructed and placed in service during 1997 and has not yet been fully leased.
(4) Two 159,520 square feet warehouse buildings were constructed and placed in service in 1997 at Gran Park at McCahill and have not yet been fully leased.
(5) A sixth office/warehouse building totaling 103,200 square feet was constructed and placed in service during 1997.
(6) GCC's buildings in service for one year or more were approximately 91% leased.

     A description of the most significant existing projects in GCC's portfolio is set forth below:

          duPont Center. The duPont Center is comprised of two office buildings totaling 162,669 rentable square feet located in downtown Jacksonville, Florida. Its current occupancy rate is 96.5%. GCC owns an additional 17 acres at this location of which approximately five acres, capable of supporting an additional 160,000 square feet, have been entitled. The remaining 12 acres which lie to the south of Interstate 95 have not been entitled; however, GCC believes that it can construct additional office or industrial space on this site once entitlements are secured.

          Gran Park at Deerwood. Built between 1995 and 1997, Gran Park at Deerwood ("Deerwood Park") is a 385,213 square foot Class A suburban office complex situated on 41 acres in the Deerwood area of Jacksonville, Florida. Deerwood Park is located in one of the fastest growing markets in Jacksonville. When it purchased Deerwood Park in 1994, GCC obtained vested development rights to build 540,000 square feet of office space. The three buildings constructed at Deerwood Park to date have an occupancy rate of approximately 78.4%. A fourth building is under construction and is expected to be completed by mid-1998. This building will provide an additional 134,200 square feet, approximately 85,000 of which has been pre-leased to Chase Manhattan Bank, N.A. Deerwood Park will be fully built upon completion of the fourth building.

          Gran Park at Interstate South. Gran Park at Interstate South ("Interstate South") is located near the intersection of U.S. Highway 1 and Interstate 95 in Jacksonville, Florida. Interstate South consists of six office/showroom/warehouses totaling 260,064 rentable square feet, located on approximately 25 acres. Its current occupancy rate is 85.8%.

          Gran Park at Jacksonville. Gran Park at Jacksonville ("Jacksonville Park") is situated upon approximately 935 acres between U.S. Highway 1 and Interstate 95 in Jacksonville, Florida. This park is served by a rail spur connecting to FEC's main track. During 1997, GCC constructed three buildings at Jacksonville Park totaling 354,153 rentable square feet. By early December 1997, the project was 32.7% leased. GCC believes that it will enter into leases for an additional 15% of the space at the project before year end, and that the majority of the balance of the currently vacant space will be leased by the middle of 1998. GCC has secured entitlements to construct an additional 5.6 million square feet of industrial space, 500,000 square feet of office space and 80,000 square feet of retail space at Jacksonville Park, and has the flexibility to convert industrial space to office or retail space based upon market conditions. During 1997, GCC also completed construction of a 350,000 square foot build-to-suit rail served warehouse at Jacksonville Park for General Motors.

          Gran Park at the Avenues. Gran Park at the Avenues ("Avenues Park") is located at the intersection of U.S. Highway 1 and Southside Boulevard in Jacksonville, Florida. Avenues Park consists of eight buildings totaling 713,877 rentable square feet. Its current occupancy rate is 83.3%. Approximately 30% of Avenues Park's capacity is utilized as office space while the remaining 70% is industrial. GCC completed construction of a 70,400 square foot office/showroom/warehouse at Avenues Park in 1997. GCC has completed additional infrastructure development at the site and has entitlements to construct approximately 80,000 additional square feet.

          Gran Park at Riviera Beach. Gran Park at Riviera Beach is a 311,392 square foot park consisting of five industrial buildings which are 89.9% leased. The remainder of this property's 82 acres are platted and zoned for industrial development and GCC intends to sell individual parcels to others.

          Gran Park at McCahill. Gran Park at McCahill ("McCahill Park"), a 878,439 square foot office/industrial park, is located in Dade County, west of the Miami International Airport at the intersection of State Road 826, a multi-lane limited access road, and U.S. Highway 27. By early December 1997, the project was 75.3% leased and GCC believes it will enter into leases for the majority of the currently vacant space by the middle of 1998. Management believes McCahill Park is well-situated to capitalize on saturated market conditions immediately adjacent to the airport. Development of McCahill Park is complete.

          Gran Park at Miami. The Gran Park at Miami development ("Miami Park") consists of 24 buildings on 928 acres between U.S. Highway 27 and the Florida Turnpike. Miami Park features over 2.4 million square feet of rentable office, showroom and warehouse space, with a current occupancy rate of 94.8%. This Park is served by a rail spur. GCC has secured entitlements to develop an additional 7.0 million square feet at Miami Park. Due to the scarcity of available land adjacent to the airport, GCC believes that Miami Park is well-positioned to benefit as prospective tenants begin seeking accessible bulk distribution space outside of the congested airport vicinity.

  New Construction

     Through December 1, 1997, GCC's holdings grew significantly through the construction and placing in rental status of eight buildings offering approximately 973,000 square feet of leasable space. New construction in 1997 included one office building at Gran Park at Deerwood; one office/showroom/warehouse, one front load warehouse and one rail building at Gran Park at Jacksonville; one office/showroom/warehouse at Gran

Park at the Avenues; two office/warehouses at Gran Park at McCahill; and one office/warehouse at Gran Park at Miami.

     At October 31, 1997, buildings under construction included a 134,200 square foot office building at Gran Park at Deerwood, of which 85,000 square feet has been pre-leased, a 62,800 square foot office/showroom/warehouse at Gran Park at Jacksonville, a 150,000 square foot office building and a 132,000 square foot office/ showroom/warehouse at Gran Park at Southpark, a new park being established by the Company in Orlando, Florida. Following completion, expected in the first half of 1998, these buildings will add approximately 479,000 square feet to GCC's total leasable space. Set forth below are details of GCC's new construction:

                              GCC NEW CONSTRUCTION

                                                                     COMPLETION                 LEASED
                              NUMBER                                OR ESTIMATED   RENTABLE     SQUARE       ESTIMATED
                                OF                                   COMPLETION     SQUARE       FEET       BASE RENT/
LOCATION                     BUILDINGS             TYPE                 DATE         FEET     (10/31/97)    SQUARE FEET
--------                     ---------             ----             ------------   --------   ----------   -------------
COMPLETED IN 1997:
Gran Park at Deerwood......      1       Office                     July 1997      126,228      72,540     $17.50-$18.00
  Jacksonville, FL
Gran Park at
  Jacksonville.............      1       Office/Showroom/Warehouse  July 1997      147,553      85,852      $9.10
  Jacksonville, FL.........      1       Front Load Warehouse       July 1997       98,800          --      $4.25
                                 1       Rail Building              May 1997       107,800          --      $4.50
Gran Park at the Avenues...      1       Office/Showroom/Warehouse  June 1997       70,400          --      $6.75
  Jacksonville, FL
Gran Park at McCahill......      1       Office/Warehouse           January 1997   159,520     159,520      $6.00-$6.50
  Miami, FL................      1       Office/Warehouse           April 1997     159,520          --      $6.00-$6.50
Gran Park at Miami.........      1       Office/Warehouse           July 1997      103,200      76,240      $6.00
                                 -                                                 -------
  Miami, FL
        Total..............      8                                                 973,021
                                                                                   =======
UNDER CONSTRUCTION AT
  OCTOBER 31, 1997:
Gran Park at Deerwood......      1       Office                     May 1998       134,200      85,000     $17.50-$18.00
  Jacksonville, FL
Gran Park at
  Jacksonville.............      1       Office/Showroom/Warehouse  January 1998    62,800      51,500      $9.50
  Jacksonville, FL
Gran Park at Southpark.....      1       Office                     June 1998      150,000          --     $18.50
  Orlando, FL..............      1       Office/Showroom/Warehouse  June 1998      132,000          --     $10.00
                                 -                                                 -------
        Total..............      4                                                 479,000
                                                                                   =======

     GCC has received expressions of interest from prospective tenants relating to leasing portions of its recently completed buildings and current sites under construction, including: (i) 35,340 square feet in the completed Gran Park at Deerwood office building, (ii) 31,566 square feet in the completed office/showroom/ warehouse and 26,400 square feet in the front load warehouse at Gran Park at Jacksonville, (iii) 17,749 square feet in the completed office/showroom/warehouse at Gran Park at the Avenues, (iv) 135,000 square feet in an office/warehouse at Gran Park at McCahill, (v) 23,680 square feet in the completed office/warehouse at Gran Park at Miami and (vi) 46,000 square feet at the office/showroom/warehouse under construction at Gran Park at Southpark.

     In addition to those buildings presently under construction, GCC expects to commence construction in 1998 on a 134,200 square foot office building at Deerwood North, a 62,800 square foot office/showroom/warehouse at Gran Park at Jacksonville and a 134,200 square foot office building at Gran Park at Southpark. A description of new commercial/industrial parks upon which the Company has commenced or expects to commence construction in 1998 is set forth below:

          Gran Park at Deerwood North. Gran Park at Deerwood North ("Deerwood North") is located near Deerwood Park in Jacksonville, Florida on approximately 35 acres purchased in 1997. As part of the purchase, GCC obtained vested development rights to build 513,000 square feet of office space. In addition, GCC was granted a right of first refusal to purchase certain adjacent property. The infrastructure for this project is in the design stage and GCC anticipates that infrastructure construction and construction of a 134,200 square foot office building will commence during 1998.

          Gran Park at Southpark. Gran Park at Southpark ("Southpark") is situated upon approximately 85 acres near the Florida turnpike in Orlando, Florida. GCC has commenced construction of infrastructure and a 150,000 square foot office building and a 132,000 square foot office/showroom/warehouse building. It expects to construct an additional 134,200 square foot office building in 1998. The site is zoned for approximately 450,000 square feet of office space and 465,000 square feet of industrial space.

  Leasing

     At October 31, 1997, approximately 4,606,730 square feet or 82.4% of GCC's rentable square feet was leased. On the same date, in GCC's buildings in service for one year or more, approximately 4,220,370 square feet, or 91% of rentable square feet, was leased.

     GCC's portfolio has limited tenant concentration, with the largest tenants being Seaboard Marine, Ltd., occupying 166,400 square feet or 3.6% of leased space, and Perfumania, occupying 138,600 square feet or 3.0% of leased space, in each case at October 31, 1997. The following table summarizes the lease expirations in GCC's portfolio for 1998 and thereafter:

                           LEASE EXPIRATION SCHEDULE

                               1998      1999      2000      2001      2002      2003
                              -------   -------   -------   -------   -------   -------
Square Feet.................  871,288   862,127   546,543   482,358   606,359   457,413
Percent (annual)............     19.0%     18.8%     11.9%     10.5%     13.2%     10.0%
Percent (cumulative)........     19.0      37.8      49.7      60.2      73.4      83.4

  Entitlements

     In addition to properties under construction or upon which construction is expected to commence in the near term, at October 31, 1997, GCC had secured entitlements to construct up to 14,324,000 square feet of additional buildings. The Company's entitled land is located as indicated in the table set forth below:

                           GCC ENTITLED LAND SUMMARY

                             (AT OCTOBER 31, 1997)

PROJECT                                                       ENTITLEMENTS
-------                                                       -------------
                                                              (SQUARE FEET)
duPont Center...............................................      160,000
  Jacksonville, FL
Gran Park Deerwood North....................................      519,000
  Jacksonville, FL
Gran Park at the Avenues....................................       80,000
  Jacksonville, FL
Gran Park at Jacksonville...................................    5,800,000
  Jacksonville, FL
Gran Park at Southpark......................................      765,000
  Orlando, FL
Gran Park at Miami..........................................    7,000,000
  Miami, FL
                                                               ----------
          Total.............................................   14,324,000(1)
                                                               ==========

---------------

(1) Several of the DRIs under which GCC has vested rights to develop property contain conversion formulas. These formulas vary the number of square feet GCC may construct in a given project depending on the type of buildings constructed. Accordingly, actual square footage constructed may vary significantly from currently entitled square footage.

     In addition to the foregoing, GCC owns an 8.88 acre tract adjacent to the Dade County government center in Miami. This property is subject to the "Downtown Miami DRI", which allows construction of high rise office buildings in the Central Business District of Miami by GCC and other property owners. GCC previously explored the possibility of constructing one or more high rise office buildings on this site. At that time, it was determined that the DRI would allow the construction of two buildings totaling over one million square feet. GCC believes that there is currently capacity under the DRI to construct at least that amount of space. There can be no assurance, however, that this capacity will be available at the time building permits are issued. Because this DRI covers the entire Central Business District, other developers owning property subject to the DRI could exhaust all the capacity prior to GCC securing permits.

  Land Holdings

     GCC owns approximately 17,680 acres of land within fourteen counties, including several high-growth areas along Florida's east coast, such as West Palm Beach, Melbourne-Titusville, Daytona Beach, Jacksonville, Miami-Hialeah and the Fort Pierce area. GCC's land holdings were as follows at December 1, 1997:

                           GCC LAND HOLDINGS (ACRES)

                             (AT DECEMBER 1, 1997)

COUNTY                                                VACANT   DEVELOPED   ENTITLED   TOTAL
------                                                ------   ---------   --------   ------
Brevard.............................................   2,396       --          --      2,396
Broward.............................................      46        6          --         52
Dade................................................     605      260         757      1,622
Duval...............................................     324      155       1,046      1,525
Flagler.............................................   3,462       --          --      3,462
Indian River........................................       5       --          --          5
Martin..............................................     661       --          --        661
Manatee.............................................     897       --          --        897
Palm Beach..........................................     147       31          --        178
Orange..............................................      --       --          85         85
St. Johns...........................................   3,321       --          --      3,321
St. Lucie...........................................     567       --          --        567
Seminole............................................       1       --          --          1
Volusia.............................................   2,908       --          --      2,908
                                                      ------      ---       -----     ------
          Total:....................................  15,340      452       1,888     17,680
                                                      ======      ===       =====     ======

     COMMUNITY AND RESIDENTIAL DEVELOPMENT

     In the community/residential development sector, the Company's strategy is to develop large-scale mixed-use communities on Company-owned land. Development of master-planned communities is a long-term endeavor, with build-out typically occurring over a five- to fifteen-year period. The Company also intends to develop smaller scale residential projects that offer good uses of existing Company and acquired land.

     On November 12, 1997 the Company purchased a 74% general partnership interest in a limited partnership, St. Joe/Arvida Company, L.P., through a joint venture with JMB Southeast Development, L.L.C. and JMB Southeast Development, L.P. The principal assets acquired through the Arvida Venture were the "Arvida" name, proprietary information systems and the Arvida management team. Through the Arvida Venture, the Company intends to develop certain of its existing lands as well as to acquire additional land for development. Although the Company has not in the past built homes, the Company intends to initiate home-building through the Arvida Venture. Between 1958 and 1996, Arvida completed more than 50 master-planned communities (including Weston, near Ft. Lauderdale, Florida; Sawgrass at Ponte Vedra Beach, Florida; Longboat Key Club in Sarasota, Florida; Boca West and Broken Sound in Boca Raton, Florida; and Eagle Watch in Atlanta, Georgia) which comprised more than 35,000 new homes. Although the Company's residential development activities have historically been conducted primarily through its Southwood Properties division, the Company expects to direct most of its future community and residential development efforts through the Arvida Venture and to conduct the majority of its residential development activity under the Arvida trademark.

  Company Land Holdings Identified for Residential Development

     The Company owns approximately 45,000 acres in northwestern Florida and approximately 6,435 acres in St. John's County on the northeastern coast of Florida near Jacksonville, including substantial gulf, lake and riverfront acreage, that it believes to be potentially suited to community/residential and resort development. The Company continually evaluates its holdings and local market conditions to determine the market's readiness for additional development and, as a result, may identify additional significant developable tracts among its over 1.1 million acres in the future.

     The Company's most significant land holdings potentially suitable for community and residential development are set forth below:

            LAND HOLDINGS FOR COMMUNITY AND RESIDENTIAL DEVELOPMENT

                             (AT OCTOBER 31, 1997)

COUNTY                                                        ACRES
------                                                        ------
Bay.........................................................  25,933
Franklin....................................................   7,003
Leon........................................................   9,556
St. John's..................................................   6,435
Walton......................................................   1,583
Wakulla.....................................................   1,143

     Approximately 244 acres listed above are currently entitled for development.

     In evaluating whether to develop a mixed-use residential community, the Company analyzes current demographic and economic data, such as (i) population growth, including net migration and natural increase trends, (ii) increases in household formation, (iii) job growth and job/household imbalance, (iv) income levels, (v) transportation, and (vi) new home occupancy levels. Once a site is identified, the Company designs the project to meet the needs of the target market, based on specific demographic information and the characteristics of the site itself. Items such as project design and unit mix, construction materials and finishes and common area amenities are reviewed in relation to the preferences of the target market. The Company believes that market segmentation during the planning process maximizes the overall returns of development.

     Although the Company has completed a number of real estate developments and has begun to develop certain other parcels, in the aggregate these projects amount to a small fraction of the Company's land holdings that it believes to be suitable for development. The Company believes there is generally a two-year lag between the submission of a master plan to the appropriate regulatory body and the commencement of first phase construction. Accordingly, the Company expects that it will take many years for the Company to complete the development of significant portions of its developable land portfolio.

  New Communities and Residential Development Projects

     The Company is currently master-planning two tracts of land near the Town of Seaside and one large tract in suburban Tallahassee, as part of its development program. The master-planning of these tracts is expected to be completed in early 1998, and the Company anticipates submission of such plans to the relevant entitlement authorities soon thereafter. Described below are the Company's plans for development of these tracts:

          Walton County, Seagrove and Camp Creek. The Company owns a 500 acre tract located between the Town of Seaside to the east and the Grayton Beach State Recreation Area to the west (the "Seagrove

     Tract"). The Seagrove Tract has an approximately 1,400 foot frontage on the Gulf of Mexico as well as significant frontage on a large interior fresh water lake, Western Lake. The Company also owns a 300 acre tract four miles to the east of the Seagrove Tract with one mile of frontage on the Gulf of Mexico (the "Camp Creek Tract"). These tracts constitute the largest privately-owned undeveloped beach frontage remaining in South Walton County and feature high dunes and white sand beaches. In addition, these tracts are adjacent to or near the Town of Seaside, an eighty acre planned-resort community of 350 homes that has received wide acclaim as a model resort community and has an average home value of $460,000. Seaside is located midway between Panama City and Pensacola on the northwestern cost of Florida. The Company intends to develop the Seagrove and Camp Creek Tracts as second home/resort communities, each with an image and identity separate from the Town of Seaside, but capitalizing on the positive image Seaside has created over the past decade. The Company's preliminary plans for the Seagrove and Camp Creek Tracts include gulf front inns or hotels and beach clubs to provide beach access and facilities for neighborhood property owners and guests. Management believes the Seagrove and Camp Creek Tracts' gulf frontage presents an opportunity for the Company to enhance the value of several thousand acres it owns nearby that are off the beach and to the north, by providing "windows" of beach access for such properties. The Company anticipates that the first phase of construction of these tracts will begin approximately two years after submission of master-plans to the Walton County entitlement authority. The following map shows a detail of the Seagrove and Camp Creek Tracts' locations.

                                     [MAP]

          Leon County, Tallahassee. The Company is currently master-planning a 3,000 acre tract located in Tallahassee for development as a residential and mixed-use planned community (the "Tallahassee Tract"). The Tallahassee Tract is characterized by rolling terrain, large lakes and heavily treed areas of live oaks and other hard woods. It is located only six miles from downtown Tallahassee and the State Capital building. The Tallahassee Tract is immediately adjacent to the Capital Circle complex, a 750,000 square foot state office complex located on land previously donated to the State by the Company. The Capital Circle complex has been entitled to expand to 2 million square feet and, when fully constructed, will provide employment for up to 8,000 persons. The Company anticipates that the favorable location of the Tallahassee Tract will create demand for new residential construction. The Company intends to commence the first phase of construction on the Tallahassee Tract approximately two years after submission of master-plans to the Leon County entitlement authority, expected early in 1998. The Company expects to engage in on-going master-planning of the Tallahassee Tract and, on a longer-term basis, of an additional 7,000 acres that it owns adjacent to the Tallahassee Tract in order to create a full-scale new town adjacent to the existing Tallahassee city limits. The following map shows a detail of the Tallahassee Tract's location.

                                     [MAP]

     The Company believes that its raw land inventory will provide a long-term supply of well-situated land and waterfront properties that may be suitable for similar developments in the future. In particular, the Company owns two developable parcels in St. John's County, on the northeastern coast of Florida. The Company's Riverton property, located near Jacksonville, is a 4,300 acre parcel with 4.5 miles of riverfront on the St. John's River, which at that location is approximately 3 miles wide. The Riverton property offers unobstructed western views across the waterfront as well as fishing and boating opportunities. Management believes that transportation improvements planned by the County and State should give the Riverton property strong transportation connections and access to employment centers in Jacksonville. The Company anticipates that master-planning of a residential community to be built on this tract will begin in the next year. In addition, GCC owns a 2,150 acre parcel in St. John's County located on the Intracoastal Waterway with a view across to the undeveloped beach front at the Guana River State Park. Management believes this property is suitable for development into a mixed-use community and the Company expects to begin master-planning in late 1998. As is typical of large scale development projects, development of these tracts could require significant infrastructure development costs and may raise environmental issues that require mitigation.

     In addition, the Company has certain smaller developments underway or entitled in Bay and Walton counties. The Retreat, a 97-lot vacation home project in Walton County with 2,600 feet of gulf frontage, is fully entitled and construction is expected to begin shortly. The Company expects home values at the Retreat will range from $375,000 to over $1,000,000. In addition, first phase infrastructure is complete and sales are underway for Summerwood, a 200-lot subdivision in Panama City Beach intended for first and retirement home buyers. Home values at Summerwood are expected to range from $90,000 to $125,000. Woodrun, a

52-lot subdivision in Panama City, is currently under construction and sales are expected to begin in January 1998. Woodrun is intended to serve as primary housing for trade-up buyers, and the Company expects home prices will range from $150,000 to $250,000. In conjunction with the Arvida Venture, the Company intends to construct homes at these development sites and then sell them to end purchasers.

     Several of the projects described above, including the Seagrove Tract, the Camp Creek Tract and the Tallahassee Tract, are still in the master-planning stage and have not yet been submitted to the state and local authorities for their review. No assurances can be given that the necessary entitlements for development will be secured, that any of the Company's projects can be successfully developed, if at all, or that they can be developed in a timely manner. It is not feasible to estimate project development costs until entitlements have been obtained.

  Longer-Term Development Priorities

     The Company owns several other developable properties in the northwestern portion of Florida. A large portion of this property is situated along major U.S. and state highways and has significant gulf, lake or river frontage. The most significant tracts include parcels situated near Panama City Beach, Mexico Beach, St. Joe Beach and the town of Apalachicola. The Company believes that these properties offer significant development opportunities that it expects to develop over the long-term.

          Panama City Beach, Bay County. The Company's 5,000 acre holdings to the north and abutting the city limits of Panama City Beach are the only avenues for Panama City Beach to expand its limits. The City estimates that it captures four million overnight visitors annually and promotes itself as the home of the "World's Most Beautiful Beaches". The Company is currently conducting land use analyses and environmental studies to determine the suitability of this land for development. In addition, the Company has contracted to purchase a 1.4 acre beach-front "window" on Panama City Beach to provide beach access for its thousands of off-beach acres adjacent to the corporate limits of Panama City Beach. Management believes these tracts present an opportunity for mixed-use recreation and second home development with an entertainment/retail component.

          Apalachicola, Franklin County. The Company owns 7,003 acres surrounding the town of Apalachicola, a coastal fishing town on Apalachicola Bay and the Gulf of Mexico that is emerging as a tourist destination. The Company's holdings include approximately twelve miles of frontage on the Apalachicola Bay and the Gulf of Mexico to the west of the town. Management believes this tract presents an opportunity for the development of vacation and second homes with a golf and water orientation.

          St. Joe Beach/Mexico Beach, Gulf and Bay Counties. Company holdings at St. Joe and Mexico Beach contain slightly over four miles of gulf frontage. At St. Joe Beach, the white sand beaches of the Florida panhandle begin. The Company owns several thousand acres of off-beach property behind its beach exposure. These parcels are traversed by U.S. Highway 98, which runs along the coast providing access east and west. Management believes these tracts present an opportunity for the development of vacation and second homes with a golf and water orientation.

  Other

     Through the Arvida Venture, the Company has acquired a six-month option to purchase certain real estate management contracts and a limited ownership stake in certain existing Arvida developments. The Arvida Venture will also provide management services for a number of non-Company large scale residential housing projects on a cost reimbursement basis, and accordingly it is expected that the Arvida Venture management team will dedicate significant time and resources to non-Company projects in the near to medium term.

RESORT AND LOCATION-BASED ENTERTAINMENT DEVELOPMENT

     The Company plans actively to pursue development of resorts and recreational facilities as a new business line. The development of resorts, including hotels, recreation facilities and golf courses, may be in the form of stand-alone projects or in conjunction with the Company's large scale community developments. Resort developments may be the best use for some of the Company's prime waterfront lands. The Company's inventory of raw land, management's knowledge of the permitting process and extensive experience in resort development should allow the Company to begin to develop these lands in the near future. Resort projects typically require large tracts of undeveloped land, and regulatory agencies may require that a developer of such a property dedicate land for public use in order to secure the requisite permits. The Company may be able to utilize its large land holdings to facilitate the permitting process with local communities in appropriate circumstances.

     As part of its strategy to pursue resort and recreational facility development, on December 3, 1997, the Company purchased 100% of the capital stock of Riverside Golf Management Company ("Riverside") and a 50% interest in the Champions Club Golf Course at Alaqua Lakes in North Orlando, Florida from Steven Melnyk. Riverside is currently the manager of three daily fee public courses in Jacksonville, Florida, Atlanta, Georgia and Clemson, South Carolina. The Company acquired Riverside, its information systems, current management contracts and the right to use the name "Champions Club" on any course it develops or manages. Management intends to utilize Riverside in conjunction with the Arvida Venture to create attractive residential communities with a golf course component. Riverside will also develop golf courses unrelated to Company residential developments.

     The Company is also evaluating potential development opportunities in the location-based entertainment business. This industry has experienced substantial growth in the past five years. Location-based entertainment takes the form of standalone facilities, often part of regional or national chains, that provide multiple forms of entertainment experiences in a single setting. Such facilities may offer only entertainment or may offer a combination of entertainment, food and beverage and retail experiences. The Company's management has extensive experience in the entertainment segment of the real estate development industry and is seeking avenues to take advantage of that experience.

     REGULATION

     Development of real property in Florida entails an extensive approval process involving overlapping regulatory jurisdictions. Real estate projects must generally comply with the provisions of the Local Government Comprehensive Planning and Land Development Regulation Act (the "Growth Management Act"). In addition, development projects that exceed certain specified regulatory thresholds require approval of a comprehensive DRI application. Compliance with the Growth Management Act and the DRI process is usually lengthy and costly and can be expected to materially affect the Company's real estate development activities.

     The Growth Management Act requires counties and cities to adopt comprehensive plans guiding and controlling future real property development in their respective jurisdictions. After a local government adopts its comprehensive plan, all development orders and development permits that it issues must be consistent with the plan. Each such plan must address such topics as future land use, capital improvements, traffic circulation, sanitation, sewerage, potable water, drainage and solid wastes. The local governments' comprehensive plans must also establish "levels of service" with respect to certain specified public facilities and services to residents. Local governments are prohibited from issuing development orders or permits if facilities and services are not operating at established levels of service, or if the projects for which permits are requested will reduce the level of service for public facilities below the level of service established in the local government's comprehensive plan. If the proposed development would reduce the established level of services below the level set by the plan, the development order will require that, at the outset of the project, the developer either sufficiently improve the services to meet the required level or provide financial assurances that the additional services will be provided as the project progresses.

     The Growth Management Act is in some instances significantly affecting the ability of developers to obtain local government approval in Florida. In many areas, infrastructure funding has not kept pace with growth. As a result, substandard facilities and services are delaying or preventing the issuance of permits. The Growth Management Act could adversely affect the ability of Florida developers, including the Company and GCC, to develop real estate projects.

     The DRI review process includes an evaluation of the project's impact on the environment, infrastructure and government services, and requires the involvement of numerous federal, state and local environmental, zoning and community development agencies and authorities. Local government approval of any DRI is subject to appeal to the Governor and Cabinet by the Florida Department of Community Affairs, and adverse decisions by the Governor or Cabinet are subject to judicial appeal. The DRI approval process is usually lengthy and costly, and there are no assurances as to what specific factors will be considered in the approval process, or what conditions, standards or requirements may be imposed on a developer with respect to a particular project. The DRI approval process is expected to have a material impact on the Company's real estate development activities in the future.

     In addition, a substantial portion of the developable property in Florida, including much of the Company's property, is raw land located in areas where its development may affect the natural habitats of various endangered or protected wildlife species or in sensitive environmental areas such as wetlands and coastal areas, which are subject to extensive and evolving federal, state and local regulation. Accordingly, federal, state and local wildlife protection, zoning and land use restrictions, as well as community development requirements, may become increasingly restrictive and, as a result, significant limitations may be imposed on the Company's ability to develop its real estate holdings in accordance with their most profitable uses.

     The Company's ownership and development of real estate are subject to extensive and changing federal, state and local environmental laws, the provisions and enforcement of which are expected to become more stringent in the future. Pursuant to those laws, the owner or operator of real estate may be required to perform remediation regardless of whether it caused the contamination. The sale or development of properties may also be restricted due to environmental concerns, the protection of endangered species, or the protection of wetlands. In addition, violations of various statutory and regulatory programs can result in civil penalties, remediation expenses, natural resource damages, potential injunctions, cease and desist orders and criminal penalties.

     The Company is not presently aware of any material contaminations at or any material adverse environmental development issues relating to its real estate operations. However, there can be no assurance that environmental issues will not arise in the future relating to the real estate operations. See "Risk Factors -- Environmental Matters."

FORESTRY

     The Company's forestry operations, conducted through its wholly-owned subsidiary, St. Joe Timberland Company, are in the business of growing, harvesting and selling timber and wood fiber. The Company is the largest private holder of timberlands in Florida, with over 700,000 acres of planted pine forests, primarily in northwestern Florida, and an additional 300,000 acres of mixed timberland, wetlands, lake and canal properties. Over 639,000 acres of the Company's timberlands have been planted as managed pine plantations to facilitate harvesting and reforestation and to maximize timber yields. Although no detailed inventory has been conducted, the Company estimates that approximately 150,000 acres of hardwood are located on its remaining timberlands. Six forestry units and a wood procurement unit manage the timberlands. The timberlands are harvested by local independent contractors pursuant to agreements which are generally renewed annually. The Company also owns a wood chipping facility located at Lowry, Florida. The principal product of the Company's forestry operations is softwood pulpwood, but the Company also produces and sells softwood and hardwood sawtimber.

     On May 30, 1996, the Company sold its former linerboard mill and container plants as part of its strategy of focusing its forestry operations on the business of growing and harvesting timber. By divesting itself of these assets, the Company can now focus on achieving the highest margin usage for its products, consistent with sustainable harvest practices, without the competing imperative of supplying fiber to manufacturing operations that typically only operate efficiently at full capacity. As a result, the Company can now seek to operate its forestry operations as a stable and sustainable business, shielded from the highly cyclical nature of the conversion business.

     THE TIMBERLANDS

     The Company's timberlands are located in northwestern Florida and southern Georgia, near key transportation links including roads, waterways and railroads, allowing the Company to deliver fiber to its customers on a cost efficient basis. The Company's principal productive timberlands are near the facilities of Florida Coast in Port St. Joe, the Company's major customer. Numerous other major conversion facilities located near the Company's timber assets could serve to further expand the markets for the Company's timber products. The map inside the front cover of this Prospectus sets forth the locations of the Company's timberlands.

     The Company's strategy in its forestry segment is to increase the average age of its timber by extending growing periods before final harvesting in order to capitalize on the higher margins of older-growth timber. The Company intends to extend growing periods for its softwood forests from a historical average of approximately 18-22 years to approximately 28-30 years. This change is expected to shift the Company's product mix from approximately 85% pulpwood and 15% higher margin products in 1997 to approximately 60% pulpwood and 40% higher margin products by 2005. Although revenues in the forestry segment will likely be flat or decline slightly in the near term, this strategy should ultimately increase the revenues and returns of the Company's timber operations when a sustainable harvest of older growth timber is achieved, although there can be no assurances in this regard. The Company will also seek to maximize sustainable harvest volumes through the continued use and development of genetically improved seedlings, soil mapping, extensive fertilization, vegetation control, thinning and selective harvesting practices. In addition, the Company is considering potential transactions to increase the nearer term value of the Company's timberlands, such as asset swaps, sales, joint ventures or lease arrangements.

     At October 31, 1997, the distribution of the Company's pine timberland, by age class, was as follows:

                   SOFTWOOD FORESTS -- FIVE YEAR AGE CLASSES

AGE                                                            ACRES
---                                                           -------
 0- 5.......................................................  161,334
 6-10.......................................................  179,936
11-15.......................................................  153,426
16-20.......................................................  107,164
21-25.......................................................   62,652
26-30.......................................................   20,436
31-35.......................................................    1,937
36 +........................................................    2,115
                                                              -------
          Total.............................................  689,000
                                                              =======

     The Company views its timberlands as a renewable resource and manages its timberlands to achieve sustainable harvests. During the 1996-1997 planting season, the Company planted approximately 13 million seedlings on 17,900 acres. St. Joe maintains a research facility in Capps, Florida, which conducts research to produce faster-growing, more disease-resistant species of pine trees.

     Harvest Levels

     In 1996, the Company harvested 697,398 tons of softwood pulpwood and sawtimber. The Company estimates that it can increase its long-term sustainable yearly harvest over the next decade to 1.6 million tons of softwood pulpwood and
 .9 million tons of softwood sawtimber. The Company estimates that its timberlands will yield a sustainable harvest of approximately 2.5 million tons a year of softwood and .3 million tons of hardwood, commencing in 2008. The following tables set forth the Company's historical and projected annual softwood and hardwood harvest volumes for the years 1992 to 2008:

                       SOFTWOOD AND HARDWOOD HARVEST PLAN
                                     (TONS)

                                   SOFTWOOD                              HARDWOOD
                                   SAWTIMBER   TOTAL ANNUAL              SAWTIMBER   TOTAL ANNUAL
                       SOFTWOOD    AND OTHER     SOFTWOOD     HARDWOOD   AND OTHER     HARDWOOD     TOTAL ANNUAL
YEAR                   PULPWOOD    PRODUCTS      HARVEST      PULPWOOD   PRODUCTS      HARVEST        HARVEST
----                   ---------   ---------   ------------   --------   ---------   ------------   ------------
ACTUAL:
  1992...............    773,051    195,691       968,742        *          *            *             968,742
  1993...............    823,625    177,109     1,000,734        *          *            *           1,000,734
  1994...............  1,096,682    151,420     1,248,102        *          *            *           1,248,102
  1995...............    943,413     84,492     1,027,905        *          *            *           1,027,905
  1996...............    620,110     77,288       697,398        *          *            *             697,398
PROJECTED:
  1997...............    665,000    135,000       800,000        *          *            *             800,000
  1998...............    829,000    123,300       952,300     100,000     150,000      250,000       1,202,300
  1999...............    910,000    190,000     1,100,000     100,000     150,000      250,000       1,350,000
  2000...............    925,000    275,000     1,200,000     125,000     175,000      300,000       1,500,000
  2001...............    925,000    275,000     1,200,000     125,000     175,000      300,000       1,500,000
  2002...............    950,000    350,000     1,300,000     125,000     175,000      300,000       1,600,000
  2003...............    950,000    350,000     1,300,000     125,000     175,000      300,000       1,600,000
  2004...............  1,000,000    500,000     1,500,000     125,000     175,000      300,000       1,800,000
  2005...............  1,150,000    600,000     1,750,000     125,000     175,000      300,000       2,050,000
  2006...............  1,300,000    700,000     2,000,000     125,000     175,000      300,000       2,300,000
  2007...............  1,450,000    800,000     2,250,000     125,000     175,000      300,000       2,550,000
  2008...............  1,600,000    900,000     2,500,000     125,000     175,000      300,000       2,800,000

---------------

(*) Historically, the Company has harvested minimal amounts of hardwood.

     Inventory Levels

     The Company estimates that its standing inventory on January 1, 1998 will total 10.6 million tons of softwood timber and 5.9 million tons of hardwood timber. The following table sets forth the Company's projected standing inventory levels by product, at January 1, 2008:

                PROJECTED STANDING INVENTORY AT JANUARY 1, 2008
                                     (TONS)

 SOFTWOOD    HARDWOOD    SOFTWOOD    HARDWOOD
 PULPWOOD    PULPWOOD    SAWTIMBER   SAWTIMBER     TOTAL
----------   ---------   ---------   ---------   ----------
15,938,372   2,456,869   6,904,607   6,274,983   31,574,832

     PRICING

     While the supply of timber in the United States has been subject to constraint, demand has remained relatively strong, driven by economic expansion and population increases, which in turn drive growth in housing starts, repair and remodeling activities and industrial wood use. The Company expects demand for timber to remain strong as economies in the United States and abroad continue to expand. This stable demand in the face of a constrained supply has resulted in real price appreciation for timber. As the following charts illustrate, between 1988 and 1996 stumpage prices for two of the Company's largest timber products, southern pine pulpwood and sawtimber, increased at real compound annual growth rates of 4% and 5%, respectively.

                                    [CHART]

                                    [CHART]

     The Company anticipates that increasing demand and continuing constraints on timber supply will continue to support higher real timber prices.

     SALES AND MARKETING

     The major customer for the timber harvested from the Company's timberlands has been and continues to be the Company's former linerboard mill at Port St. Joe, Florida, which was sold on May 30, 1996 and which now operates as the Florida Coast Paper Company, L.L.C. Pursuant to a supply contract entered into with Florida Coast upon the sale of the mill, the Company was obligated to sell Florida Coast between 900,000 and 1.6 million tons of pulpwood a year on a long-term basis. However, from April to September 1997, Florida Coast shut down due to soft market conditions in the paper industry and breached its obligations to buy specified amounts of pulpwood from the Company. In August 1997, the Company negotiated an amendment to the supply agreement with Florida Coast, which will reduce the Company's supply obligations to 700,000 tons a year beginning in June 1998 and which also contains certain protections for the Company, including liquidated damages in the event of future shutdowns. The Company views the reduction of its supply obligations to Florida Coast as a key to its future business strategy because the reduction will allow the Company to sell a greater portion of its timber in the form of higher margin products over the long term. The Company's amended supply contract with Florida Coast expires in 2011, subject to two five year extensions at the option of Florida Coast. Under the supply contract, prices for the Company's pulpwood are set at a base level and readjusted quarterly based on a four-quarter rolling average of market prices. Although quarterly price variation is capped at 5%, the base price level is reset every two years. The Company mitigated the short-term financial impact of Florida Coast's shutdown through sales to various mills and other producers in Florida, Georgia and Mississippi in the spot market, although the shutdown adversely affected the forestry segment's results of operations for 1997.

     Although the Company has historically provided pulpwood softwood primarily to the Florida Coast mill, management believes that wood harvested from the Company's lands has the potential to provide products to several regional manufacturing facilities. Several companies have consulted with the Company regarding potential long term timber supply contracts and the possible location of substantial new conversion facilities near the Company's lands. In 1996, the Company sold 697,398 tons of timber, of which approximately 610,418 tons were sold to Florida Coast, and the balance to other customers.

     OTHER BUSINESSES

     As part of its strategy to maximize the cash flows from its timberlands, the Company engages in several business activities complementary to its land holdings. The Company leases approximately 881,000 acres of its timberlands to private clubs and state agencies for hunting, 280 acres in north Gadsden County for the mining of Fullers earth, and 600 acres to Martin Marietta for the mining of limerock. Revenues from these businesses totaled $369,309 in 1996 and are estimated to be $1,260,000 for 1997. The Company has not conducted an exhaustive survey of its timberlands for potential mineral reserves.

     REGULATION

     The Company's forestry operations are subject to extensive and changing federal, state and local environmental laws and regulations, the provisions and enforcement of which are expected to become more stringent in the future. Forestry operations generate air emissions through controlled burning and discharge industrial wastewater and stormwater. The forestry operations are subject to regulation under the ESA, the federal Clean Water Act, the federal Clean Air Act, the Federal Insecticide, Fungicide and Rodenticide Act and the Toxic Substances Control Act as well as similar state laws and regulations. Violations of various statutory and regulatory programs can result in civil penalties, remediation expenses, natural resource damages, potential injunctions, cease and desist orders and criminal penalties. Some environmental statues impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person.

     The ESA and counterpart state legislation protect species threatened with possible extinction. A number of species indigenous to the Company's timberlands have been, and in the future may be, protected under these laws, including the red cockaded woodpecker, the bald eagle and various other species. Protection of endangered and threatened species may include restrictions on timber harvesting, road building and other silvicultural activities on the Company's land containing the affected species. There can be no assurance that such laws or future legislation or administrative or judicial action with respect to protection of the environment will not adversely affect the Company's forestry operations.

     In conducting its harvesting activities, the Company voluntarily complies with the "Best Management Practices" recommended by the Florida Division of Forestry. From time to time, proposals have been made in state legislatures regarding the regulation of timber harvesting methods. There can be no assurance that such proposals, if adopted, will not adversely affect the Company or its ability to harvest and sell logs or timber in the manner currently contemplated.

     The Company is not presently aware of any facts that indicate that the Company will be required to incur material costs relating to environmental matters in relation to its forestry operations. However, there can be no assurances that environmental regulation or regulation relating to endangered species or wetlands will not have a material adverse effect on the forestry operations in the future. See "Risk Factors -- Environmental Matters."

TRANSPORTATION

     The Company owns 54% of Florida East Coast Industries, Inc., which in turn owns 100% of Florida East Coast Railway Company. The Company also owns and operates the Apalachicola Northern Railroad Company.

  FLORIDA EAST COAST RAILWAY

     FEC operates a railroad along 351 miles of main line track between Jacksonville and Miami, Florida and along 91 miles of branch track between Fort Pierce and Lake Harbor, Florida. FEC also maintains approximately 157 miles of switching track and 184 miles of other track. FEC has the only coastal right-of-way between Jacksonville and West Palm Beach, Florida and is the exclusive rail-service provider to the Port of Palm Beach, Port Everglades and the Port of Miami. To complement and facilitate its railroad operations, FEC also provides drayage and interstate trucking services. FEC owns 82 diesel electric locomotives, approximately 2,633 freight cars, approximately 7 tractors, 1,352 trailer units for highway service, numerous pieces of work equipment and automotive vehicles. FEC also owns three four-story buildings in downtown St. Augustine, which it uses for its corporate headquarters, and approximately 12,000 acres of land along the east coast of Florida devoted to its railroad operation. All property and equipment owned is in good physical condition.

                              OPERATING STATISTICS

                                                                    YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------
                                                                1994          1995          1996
                                                            ------------   -----------   -----------
                                                             (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Operating revenues........................................   $   148,067    $  144,700    $  143,802
Operating income..........................................        25,646        22,210        22,854
Operating margin..........................................          17.3%         15.3%         15.9%
Tonnage...................................................    10,369,888     9,123,972     8,691,980
Revenue ton miles.........................................         4,388         4,122         4,098

     Railroad Traffic. FEC carries automotive vehicles, consumer goods and various intermodal traffic southbound and aggregates and intermodal traffic northbound. FEC's principal customers include the Ford Motor Company, Chrysler Corporation, Tarmac-Florida, Inc., Rinker Materials Corporation, and the United Parcel Service. In general, the volume of the railroad's traffic is heaviest from October to May. The mix of commodities shipped by FEC and each component's contribution to FEC's revenues have remained relatively constant over the past five years. Set forth below is the mix of goods transported by FEC in 1996 and the respective contribution each category made to revenues:

                                    TRAFFIC

                                                             YEAR ENDED DECEMBER 31, 1996
                                                        ---------------------------------------
COMMODITY                                                UNITS      %        REVENUE        %
---------                                               -------   -----    ------------   -----
                                                        (IN THOUSANDS, EXCEPT PERCENTAGE DATE)
TOFC/COFC...........................................      236.8      63%     $ 51,117.1      38%
Crushed stone.......................................       88.7      24        34,509.2      26
Vehicles............................................       18.3       5        20,116.0      15
Foodstuffs..........................................       10.4       3         7,683.1       6
Cement..............................................        5.0       1         3,049.1       2
Other...............................................       17.2       4        16,692.6      13
                                                          -----     ---      ----------     ---
          Total.....................................      376.4     100%     $133,167.1     100%
                                                          =====     ===      ==========     ===

     At Jacksonville, FEC connects with Norfolk Southern Corporation and with CSX Transportation, Inc. ("CSXT"). FEC relies upon both of these carriers for Florida-bound rail freight traffic which originates elsewhere in the United States. In 1996, approximately 48% of FEC's revenues were attributable to traffic that originated on other railroads, approximately 6% were attributable to traffic that originated on FEC but was bound for other destinations and 46% were attributable to traffic that both originated and terminated on FEC's system. FEC is a terminating railroad and, consequently, does not receive traffic from one railroad to be passed over its track to another railroad. Because all of FEC's traffic either originates in or is bound for Florida, FEC's revenues fluctuate seasonally and with economic conditions in southern Florida, rising as the economy of southern Florida expands and declining as it contracts.

     Capital Expenditures. FEC believes that its railway system is in excellent condition and intends to continue to reinvest a portion of the cash generated by its operations to maintain it and to make selected additional improvements. In 1995 and 1996, FEC invested approximately $26.6 million and $14.6 million, respectively, to upgrade and maintain its property, track, structures and equipment. FEC has installed concrete crossties over substantially all of its main line track and main line sidings. While installing concrete crossties is more expensive initially, their significantly longer useful life makes them less expensive over the long-term. FEC has also installed sophisticated detection equipment to monitor the condition of its rolling stock to detect flat wheels, hot wheels and axles, cracked wheels, shifted loads and similar problems. Set forth below is certain information relating to FEC's expenditures for road and equipment for the past three years:

                              CAPITAL EXPENDITURES

                                                   YEARS ENDED DECEMBER 31,
                                ---------------------------------------------------------------
                                       1994                  1995                  1996
                                -------------------   -------------------   -------------------
                                 ROAD     EQUIPMENT    ROAD     EQUIPMENT    ROAD     EQUIPMENT
                                -------   ---------   -------   ---------   -------   ---------
                                                        (IN THOUSANDS)
Capital expenditures..........  $ 3,940    $ 7,319    $10,585    $15,987    $ 9,678    $ 4,919
Maintenance expense...........   22,630     33,347     24,359     30,645     24,271     27,801
                                -------    -------    -------    -------    -------    -------
          Total...............  $26,570    $40,666    $34,944    $46,632    $33,949    $32,720
                                =======    =======    =======    =======    =======    =======

     Competition. FEC's railroad operations are subject to intense competition from common motor carriers and, with respect to the section of FEC's main line track from West Palm Beach south to Miami, from CSXT. FEC also competes to some extent with air carriers as well as barges and other vessels plying the coastwise trade between Jacksonville and Miami. FEC's competitiveness depends upon its ability to provide its customers with efficient, dependable service at an attractive price. Management at FEC stresses maintaining a high level of customer service and satisfaction.

     Miscellaneous Operations. In addition to its rail and other related services, FEC leases the use of its right-of-ways to various tenants, including several telecommunications companies' fiber optics systems, pursuant to long-term leases. Under such leases, FEC currently receives approximately $2.5 million per year in revenue, nearly all of which represents profit.

     APALACHICOLA NORTHERN RAILROAD

     ANRR is a short-line railroad operating between Port St. Joe and Chattahoochee, Florida, where it connects with an unaffiliated carrier. Its transportation facilities include 96 miles of main track, 13 miles of yard switching track and 3 miles of other track. ANRR owns 14 diesel locomotives, 274 freight cars, numerous pieces of work equipment and automotive vehicles. ANRR also owns a three-story building in Port St. Joe which it uses partially for its corporate offices. All property and equipment owned is in good physical condition.

     Although it is a common carrier, most of ANRR's business consists of carrying coal from Port St. Joe to Chattahoochee pursuant to a contract with Seminole Electric Cooperative, Incorporated ("Seminole") and carrying wood chips, pulpwood and linerboard used or produced at the paper mill in Port St. Joe, Florida. The other items carried by ANRR are tall oil, chemicals, stone and clay products and recyclable items. The mix of commodities carried by ANRR during 1996, which is representative of the traffic carried by ANRR over the last several years, was as follows:

                                    TRAFFIC

                                                        YEAR ENDED DECEMBER 31, 1996
                                                   ---------------------------------------
COMMODITY                                          CARLOADS     %        REVENUE       %
---------                                          --------   -----    -----------   -----
Coal.............................................   30,601     70.1%   $ 5,963,558    53.2%
Wood products....................................   10,157     23.2      3,635,765    32.4
Other............................................    2,916      6.7      1,613,478    14.4
                                                    ------    -----    -----------   -----
          Total..................................   43,674    100.0%   $11,212,801   100.0%
                                                    ======    =====    ===========   =====

     Between April and September, 1997, the linerboard mill at Port St. Joe, Florida shut down. Shipment of wood and wood products produces a significant portion of ANRR's revenues. ANRR entered into a coal contract with Seminole in order to mitigate the financial impact of the shutdown and limit its dependence on a single customer. Nevertheless, if the linerboard mill shuts down in the future or if Seminole does not renew its contract which expires in 2004, ANRR's revenue, operating profit and net income would be significantly impacted.

     Historically, the Company has upgraded, modernized and maintained ANRR's road and equipment through the reinvestment of internally-generated cash without incurring any long-term indebtedness. As with FEC's track, all of ANRR's main track is laid with concrete crossties. Certain operating statistics are shown below:

                              OPERATING STATISTICS

                                                               YEAR ENDED DECEMBER 31,
                                                        --------------------------------------
                                                           1994          1995          1996
                                                        ----------    ----------    ----------
                                                        (IN THOUSANDS EXCEPT PERCENTAGE DATA)
Operating revenues....................................     $12,886       $13,345       $12,589
Operating income......................................     $ 1,398       $ 2,326       $ 1,646
Operating margin......................................        10.8%         17.4%         13.1%
Tonnage...............................................       4,227         4,413         4,074
Revenue ton miles.....................................         397           411           383

     ANRR faces competition from motor carriers and barge lines.

     INTERNATIONAL TRANSIT, INC.

     International Transit, Inc. ("ITI") operates a common motor carrier with service throughout the Southeastern United States. FECI acquired an 80% interest in ITI on April 1, 1995, and the remaining 20% on June 25, 1997, as a strategic purchase designed to enable FEC to reach intermodal traffic not being solicited by FEC's connections due to the short-haul nature of the traffic.

     REGULATION

     Both FEC and ANRR are subject to regulation by the Surface Transportation Board of the U.S. Department of Transportation and, in some areas, the State of Florida. These governmental agencies must approve, prior to implementation, changes in areas served and certain other changes in operations of FEC and ANRR.

     The Company's transportation operations are subject to extensive local, state and federal environmental laws and regulations, including the federal Clean Air Act, CERCLA and various other state and local environmental laws and regulations. Violations of various statutory and regulatory programs can result in civil penalties, remediation expenses, natural resource damages, potential injunctions, cease and desist orders and criminal penalties. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, the Company's present and historic ownership and operation of real property, including yards, in connection with its transportation operations involve the storage, use or disposal of hazardous substances that have contaminated and may in the future contaminate the environment. The Company may also be liable for the costs of cleaning up a site at which it has disposed (intentionally or unintentionally by virtue of, for example, an accident, derailment or leak) or to which it has transported hazardous substances. The Company is currently involved in various remediations of properties relating to its transportation operations. In addition, FEC, along with many other companies, has been named a potentially responsible party in proceedings under Federal statutes for the clean up of designated Superfund sites at Hialeah, Florida; Jacksonville, Florida; and Portsmouth, Virginia. See "-- Environmental Proceedings." Based on presently available information, the Company does not believe that the costs of addressing any known environmental issues relating to its transportation operations will be material. However, the future cost of complying with environmental laws and containing or remediating contamination cannot be predicted with any certainty, and there can be no assurances that such liabilities or costs would not have a material adverse effect on the Company in the future. See "Risk
Factors -- Environmental Matters."

SUGAR

     The Company owns Talisman Sugar Corporation, a grower of sugarcane located in the Belle Glade area in south central Florida. Talisman owns approximately 48,600 acres of agricultural land and leases approximately 6,400 acres. The Company also operates a sugar mill at which sugar cane is converted into raw sugar.

     On December 6, 1997, the Company signed an agreement in principle with the United States of America and the State of Florida (the "Governments"), under which the Governments agreed to purchase the Company's sugar lands, including 45,731 acres of Company-owned land and 5,121 acres of leased land, for $133.5 million in cash. Under the agreement, the Company will retain the right to farm the transferred lands through the 2002-2003 crop year. Thereafter, the Company will be required to deliver the lands in compliance with all federal and state environmental laws and will be responsible for and bear the expenses of environmental cleanup of such lands and the sugar mill. At that time, the Company has agreed to close its sugar mill and remove it and all associated structures designated by the Governments. The Company will retain any salvage value from the disposition of its mill. The Company and the Governments have agreed to enter into an appropriate purchase agreement reflecting these terms by June 6, 1998. The proposed transaction is subject to board and government approval, and there can be no assurances that an agreement will be concluded or that the sale of the Company's sugar lands will be consummated.

     Talisman sells its entire production to Everglades Sugar Refinery, Inc., a wholly-owned subsidiary of Savannah Foods & Industries, Inc., pursuant to an annually renewed contract. The amount Talisman is paid for its sugar under the current contract is a function of market prices.

     MILL OPERATIONS

     The Company's sugar mill has a grinding capacity of approximately 11,500 tons of sugarcane per day. The Company ground approximately 1,202,000 tons of sugarcane in 1996, approximately 1,386,000 tons in 1995 and approximately 1,184,000 tons of sugarcane in 1994 from Company operated lands. Total raw sugar production for the Company was approximately 117,000 tons in 1996, 138,000 tons in 1995, and 114,000 tons in 1994. The sugar mill is virtually energy self-sufficient, with almost all of its energy requirements supplied through the use of bagasse, a by-product of the mill's cane grinding operations.

     HARVESTING OPERATIONS

     Sugarcane plantings generally yield two harvests before replanting is necessary. The Company harvests its sugarcane crop in one-year cycles, as do other Florida producers. The Company generally plants sugarcane in the fall of each year. Harvesting of a crop generally commences in October of each year and continues into the following March. During the 1996-1997 crop year, Talisman grew sugarcane on approximately 43,000 acres of land.

     The majority of the Florida sugarcane producers, including Talisman, harvest sugarcane using mechanical cane harvesters which reduce significantly the labor requirements, resulting in substantial cost savings and more efficient and timely grinding of the sugarcane. Mechanized harvesting, however, is less precise than manual harvesting, results in greater amounts of chaff and trash being mixed in with the harvested sugarcane, causes small amounts of sucrose to be lost through leaching into the trash and chaff, damages cane fields more than manual harvesting, and results in slightly lower cane yields in subsequent crops. Yields of sucrose from such harvested sugarcane and its crop yields per acre are generally slightly lower than those cut by hand. These negative effects, however, are far outweighed by cost savings and other efficiencies which result from mechanized harvesting.

     REGULATION

     The Company's sugar operations are subject to and may be severely restricted by various federal, state and local environmental laws, including, but not limited to, the federal Clean Water Act, the federal Clean Air Act and CERCLA. Violations of these laws can result in civil penalties, remediation expenses, natural resource damages, potential injunctions, cease and desist orders and criminal penalties. The Company's sugar operations are located in the Florida Everglades, which are the subject of extensive environmental review by a variety of government entities. In 1994, the State of Florida enacted the Everglades Forever Act which significantly affects agriculture in the Everglades Agricultural Area ("EAA"). The Act calls for the creation of six Stormwater Treatment Areas ("STA") as buffers between the Everglades Protection Area and the EAA. The Act imposes substantial taxes on Talisman (approximately $1.3 million was paid in each of 1995 and 1996) and other agricultural interests to pay for construction of the STAs. As part of its environmental compliance efforts, Talisman has installed equipment to monitor the quality and quantity of water being pumped out of its pumping stations as required by the local Water Management District.

     Except as described above, the Company is not presently aware of any material environmental issues relating to its sugar operations. However, there can be no assurance that environmental issues that could have a material adverse effect on the Company will not arise in the future relating to its sugar operations. See "Risk Factors -- Environmental Matters."

INVESTMENTS

     The Company, in addition to its operations, has cash, cash equivalents, and investments in U.S. and municipal government securities, common and preferred stocks and corporate debt securities. At December 4, 1997, the market value of the Company's cash, cash equivalents, and marketable securities was approximately $560,000,000, valued as follows: cash and money market deposits, $89,000,000; government securities with less than a one year term, $99,000,000; government securities with a greater than one year term, $152,000,000; corporate debt securities with less than a one year term, $70,000,000; and corporate debt securities with a greater than one year term and corporate equity securities, $151,000,000.

EMPLOYEES

     The Company (excluding its subsidiaries) had approximately 44 employees at October 31, 1997. The Company effected a substantial reduction in its workforce during 1996 primarily due to the sale of its former linerboard mill and container operations. None of the Company's employees are covered by collective bargaining agreements. The Company considers its relations with its employees to be good.

     The Company's forestry operations, through St. Joe Timberland Company, had 28 employees at October 31, 1997. The Company effected a 72% reduction in its forestry workforce during 1997 in order to improve the cost structure of forestry operations. The reduction in employment was primarily due to the outsourcing of replanting land preparation operations to independent contractors. The Company estimates that this outsourcing will achieve cost savings of approximately $1 million per year on an ongoing basis.

     At September 30, 1997, FECI had 9 employees, FEC had 854 employees, ANRR had 83 employees and Talisman had 714 employees. Most FEC and ANRR employees are covered by collective bargaining agreements which set wage levels and establish work rules and working conditions. Most of FEC's non-salaried employees are represented by the United Transportation Union or the International Brotherhood of Electrical Workers. The Company and FEC consider their working relationship with the various unions that represent railroad employees to be satisfactory. Approximately 160 Talisman employees are covered by collective bargaining agreements. They are represented by the International Association of Machinists and Aerospace Workers. Talisman believes its relations with its employees to be satisfactory.

ENVIRONMENTAL PROCEEDINGS

     The Company is named as a Potentially Responsible Party ("PRP") for the remediation of a designated Superfund site near Tampa, Florida. The United States Environmental Protection Agency ("USEPA") has alleged that the Company caused certain materials to be disposed at the site over a period of years in the late 1970s or 1980s. The Company has provided USEPA with certain evidence indicating the Company did not dispose of any materials at the site. The Company has declined an invitation to join a PRP group as a de minimis party. While the Company believes that its liability would be de minimis, it nonetheless continues to deny liability and vigorously opposes any attempt to impose any liability upon the Company for the remediation of the site.

     FEC has been named as a PRP for the remediation of two designated Superfund sites near Jacksonville, Florida. On the first site, the USEPA has alleged that FEC caused certain materials to be disposed at the site over a period of years. The USEPA has offered all named PRPs an opportunity to participate in the pilot allocation program. This program is similar to binding arbitration. If FEC participates in this program, its share of the liability for the remediation will be fixed. The USEPA has also offered to negotiate a separate settlement with certain parties, including FEC. FEC believes that, whichever alternative is chosen, its liability for the remediation of the site will not be material. On the second site, FEC was contacted by the USEPA during 1996, at which time FEC was asked to provide certain information about the manner in which FEC disposes of steel drums. The USEPA is attempting to determine whether or not FEC should be a PRP at the steel drum site in Jacksonville, Florida. There is some evidence that FEC may have sent a small number of steel drums to the site for disposal. FEC believes its responsibility, if any, for the remediation of the site will not be material.

     FEC has been named as a PRP for the remediation of a designated Superfund site in Portsmouth, Virginia. The USEPA has alleged that FEC caused certain materials to be sent to the site over a period of years. These materials were utilized by the owner of the site in the course of its business which, FEC believes, caused the site to become contaminated. The owner of the site has filed suit in the United States District Court for the Eastern District of Virginia, Norfolk Division seeking to impose liability upon the defendants, including FEC, for remediation of the site. A settlement between the owner of the site and FEC was achieved late in 1996. The settlement as to FEC, of approximately $.2 million, was approved by the Court and the USEPA. Unless additional contamination is discovered at the site or it becomes necessary to remediate areas beyond the original clean-up, FEC will have no further liability at the site.

     FEC was contacted by the USEPA during 1996, seeking reimbursement of costs associated with the remediation of a Superfund site in Hialeah, Florida, part of which includes a FEC right-of-way. An individual operated a business on this site for a number of years. The owner of the business slightly encroached upon FEC's right-of-way. Upon discovering this, FEC entered into a lease agreement with the business owner rather than require the building be removed. The individual has ceased doing business. The USEPA is seeking reimbursement of the approximate $2 million spent in remediation from FEC on the grounds that FEC was an "owner" of the site. Settlement negotiations are ongoing at this time and the ultimate cost is not expected to be material.

     The Company received notice of potential involvement in a Superfund Site in Sharonville, Ohio, during the third quarter of 1996. The site was formerly owned and operated by the Company as a container plant. It was sold in the late 1970's. At this time the extent of the contamination and magnitude of the cleanup is unknown. The Company does not believe, based on its preliminary investigation of the Company's use of the property, that it is responsible for the contamination, and if found partially responsible, the Company does not believe its liability would be material.

     The Company, through its subsidiaries, is a party to various proceedings before state regulatory agencies relating to environmental issues. The Company is not aware of any monetary sanctions to be proposed, which, in the aggregate, are likely to exceed $100,000, nor does it believe that corrections, if any, will necessitate significant capital outlays or cause material changes in the business.

LEGAL PROCEEDINGS

  Kahn

     During April 1996, a shareholder of FECI instituted a class action in Florida state court against FECI, St. Joe Industries Inc., the Company and members of the FECI Board of Directors (Messrs. Thornton, Belin,

Nedley, Zellers, Fairbanks, Foster, Harper, Mercer and Parrish). Certain of the individuals named in the action also are officers or directors of the Company. The action, which has been brought on behalf of all shareholders of FECI, other than the defendants and their affiliates, is styled Kahn v. St. Joe Industries, Inc., St. Joe Paper Co., Thornton, Belin, Nedley, Zellers, Fairbanks, Foster, Harper, Mercer, Parrish and Florida East Coast Industries, Inc., Case No. 96-01874 CA (Circuit Court, Fourth Judicial Circuit, Duval County, Florida, Division CV-G).

     The complaint alleges that the defendants breached their fiduciary duties to the minority shareholders of FECI in connection with the February 26, 1996 announcement by FECI that it was considering the sale of its real estate subsidiary, GCC, to the Company and the sale of its railroad subsidiary, FEC to a third party. According to the complaint, such transactions allegedly would constitute unfair dealing and benefit the Company, as FECI's majority and controlling shareholder, at the expense of FECI's minority shareholders. The action seeks, among other things, to certify the litigation as a class action, enjoin the sale of GCC to the Company and to require the defendant directors of FECI to sell GCC by conducting an auction or accepting competitive bids from third parties.

     On May 29, 1996, the parties to the action entered into a stipulation whereby (i) defendants agreed to appear in the litigation and waive any challenge to sufficiency and service of process and (ii) plaintiff agreed that defendants' time to respond to the complaint would be extended such that defendants are not required to answer or respond to the complaint until plaintiff's counsel provides written notice to defendants' counsel that a response is required (a response is then required to be filed within 20 days). On February 6, 1997, the Court entered an order approving the stipulation.

  Kokol

     During May 1997, another FECI shareholder instituted a class action in Florida state court against FECI, the Company and members of the FECI Board of Directors (Messrs. Thornton, Zellers, Belin, Foster, Harper, Mercer and Parrish). Again, certain of the individuals named in the action are also officers or directors of the Company. The action, which has been brought on behalf of all shareholders of FECI, other than the defendants and their affiliates, is styled Kokol v. Thornton, Zellers, Belin, Foster, Harper, Mercer, Fairbanks, Parrish, St. Joe Corp. and Florida East Coast Industries, Inc., Case No 97-650-CIV-J-21(B) (District Court, Middle District of Florida, Jacksonville Division).

     The complaint alleges that the defendants breached their fiduciary duties to the minority shareholders of FECI in connection with the May 5, 1997 offer by the Company to buy out the minority shareholders for $102 per share. According to the complaint, the proposed buyout would constitute unfair dealing and benefit the Company, as FECI's majority and controlling shareholder, at the expense and to the detriment of FECI's shareholders. The action seeks, among other things, to certify the litigation as a class action, to enjoin the proposed buyout transaction or, in the event the transaction is consummated, to rescind the transaction and/or award rescissory damages to the plaintiffs.

     On November 21, 1997, the Company announced the withdrawal of its outstanding offer to purchase all outstanding FECI common stock not owned by the Company at $102 per share. On December 10, 1997, the parties entered into a joint stipulation dismissing the case, subject to court approval.

     The Company, through its subsidiaries, is a party in various other pending proceedings which are ordinary, routine litigation incidental to its business.

EXECUTIVE OFFICES

     The Company's principal executive offices are located at 1650 Prudential Drive, Jacksonville, Florida 32207 and its telephone number is (904)396-6600.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's directors and executive officers, their ages and their respective positions with the Company are as follows:

NAME                                              AGE   POSITIONS
----                                              ---   ---------
Peter S. Rummell................................  52    Chairman of the Board and Chief
                                                        Executive Officer
Charles A. Ledsinger, Jr........................  47    Senior Vice President and Chief
                                                        Financial Officer
Robert M. Rhodes................................  55    Senior Vice President and General
                                                        Counsel
David D. Fitch..................................  43    Senior Vice President and General
                                                          Manager -- Commercial and Industrial
                                                          Development
J. Malcolm Jones, Jr............................  44    Senior Vice President -- Forestry
                                                        Operations
Michael F. Bayer................................  39    Vice President -- Human Resources and
                                                          Administration
Jacob C. Belin..................................  83    Director
Russell B. Newton, Jr...........................  73    Director
John J. Quindlen................................  65    Director
Walter L. Revell................................  62    Director
Frank S. Shaw, Jr...............................  66    Director
Winfred L. Thornton.............................  69    Director
John D. Uible...................................  61    Director
Carl F. Zellers, Jr.............................  65    Director

     Executive officers serve at the discretion of the Board of Directors. Each director holds office until his successor is duly elected and qualified or until his resignation or removal. There are no family relationships among any of the directors or executive officers of the Company.

     PETER S. RUMMELL was appointed Chairman and CEO of the Company in January 1997. From 1985 until 1996, Mr. Rummell was employed by The Walt Disney Company, most recently as Chairman of Walt Disney Imagineering, the division responsible for Disney's worldwide creative design, real estate and research and development activities. Mr. Rummell also served as President of Disney Development Company, the community development arm of Walt Disney, from 1992 to 1994 and as President of the Arvida Resort Communities Division during 1985. From 1983 until 1985, Mr. Rummell was Vice Chairman of the Rockefeller Center Management Corporation in New York City. Mr. Rummell was general manager and then President of Sawgrass, near Jacksonville, Florida, from 1977 until 1983. Mr. Rummel also held management positions for the Sea Pines Company in Hilton Head, South Carolina, and the Amelia Island Plantation and spent two years as an employee of the Ocean Reef Club in Key Largo, Florida.

     CHARLES A. LEDSINGER, JR. was named Senior Vice President and Chief Financial Officer in May 1997. From 1990 to 1997, Mr. Ledsinger served as Senior Vice President and Chief Financial Officer of Harrah's Entertainment/The Promus Companies, where from 1988 to 1990 he served as Treasurer, from 1986 to 1988 as Vice President, Project Finance, and from 1983 to 1986 in the Embassy Suites Division. Mr. Ledsinger was employed by Holiday Inns from 1978 to 1983, where he held a variety of financial management positions. Prior to his employment at Holiday Inns, Mr. Ledsinger held various management positions in the restaurant business and was a commercial property manager for a regional property developer in Atlanta. Mr. Ledsinger is a Director of TBL Corporation, Perkins Management Company, Inc., Friendly Ice Cream Corporation and Felcor Suite Hotels, Inc.

     ROBERT M. RHODES was named Senior Vice President and General Counsel in February 1997. Prior to joining the Company, Mr. Rhodes was a partner in the law firm of Steel, Hector and Davis L.L.P., specializing in land development. From 1985 to 1988 Mr. Rhodes served as Senior Vice President and General Counsel of Arvida/Disney Corporation and Disney Development Company. Mr. Rhodes also served in Florida state government as counsel to the Speaker of the Florida House of Representatives and chaired the State's Environmental Land Management Study Committee.

     DAVID D. FITCH was named Senior Vice President and General
Manager -- Commercial and Industrial Development in September 1997. Prior to joining the Company, Mr. Fitch served as Senior Vice President at Insignia Financial Corporation responsible for commercial acquisitions. Mr. Fitch served as Senior Vice President at the Paragon Group, Inc. from 1991 until Insignia's purchase of Paragon in 1996. From 1987-91, Mr. Fitch served as Executive Vice President at Mason Hirst Companies, a Virginia commercial developer. From 1978-1987, Mr. Fitch was a Vice President with the Cadillac Fairview Corporation, responsible for a number of large scale commercial development projects.

     J. MALCOLM JONES, JR. was named the Company's Senior Vice
President -- Forestry Operations in April 1997. From 1995 to 1997 Mr. Jones served as the Company's Vice President and Chief Financial Officer. Mr. Jones served as President of AmSouth Bank of Jacksonville in 1994 and 1995 and as President and CEO of FloridaBank from 1990 to 1994.

     MICHAEL F. BAYER was named Vice President -- Human Resources and Administration in February, 1997. From 1987 until 1995, Mr. Bayer was employed by The Walt Disney Company in a variety of executive positions in Human Resources. Most recently he was Vice President of Human Resources of Walt Disney Imagineering. Previously, Mr. Bayer served as Director -- Human Resources for the Sarasota division of the Arvida Corporation.

     JACOB C. BELIN was President of the Company from 1968 to 1984, and Chairman of the Board and Chief Executive Officer from 1982 to June 1991. He is a director of the Company and has served as such since 1953. Mr. Belin also serves as a member of the Board of Directors of the Nemours Foundation, and as a Trustee of the Trust and as a director of FECI.

     RUSSELL B. NEWTON, JR. has been a director of the Company since 1994. Mr. Newton is Chairman of Timucuan Asset Management Company, which is involved in investment portfolio management. Mr. Newton is also a director of East Coast Oil Company and Alliance Mortgage Company, as well as other smaller, closely held companies. Since 1981, Mr. Newton has been an investor in oil, marketing, shipping, public utilities, construction, direct mail solicitation and cable television. From 1975 to 1981, Mr. Newton was principal owner and Chairman of Kern County Refineries, Inc. From 1968 to 1975, Mr. Newton was President of Charter Oil Company. Mr. Newton spent his early employment years with Booz, Allen & Hamilton, Management Consultants and as President of Southern Stores, Inc.

     JOHN J. QUINDLEN has been a director of the Company since 1995. Mr. Quindlen retired as Senior Vice President and Chief Financial Officer of E. I. duPont de Nemours & Company in 1993 ("duPont"). Mr. Quindlen worked for duPont from 1954 until his retirement, except for three years as a naval Supply Officer. Mr. Quindlen is a trustee of the Rodney Square Funds and the Kalmar Pool Investment Trust. Mr. Quindlen is a member of the Finance Council of the Archdiocese of Philadelphia and the President of its Board of Education.

     WALTER L. REVELL has been a director of the Company since 1994. Mr. Revell is presently Chairman of the Board and CEO of H. J. Ross Associates, Inc., a consulting engineering, architectural and planning firm in Coral Gables, Florida, and Chairman of the Board and CEO of Revell Investments International, Inc. and Infinity Technologies, Inc. Mr. Revell was President, CEO and Director of Post, Buckley, Schuh and Jernigan, Inc. until 1983 after serving as Secretary of Transportation for the State of Florida from 1972 to 1975. Mr. Revell is also a director of Dycom Industries, Inc., RISCORP, Inc., Hotelcopy, Inc. and other closely-held companies, and is chairman of the Greater Miami Foreign Trade Zone, Inc.

     FRANK S. SHAW, JR. has been a director of the Company since 1995. Mr. Shaw is President of Shaw Securities, Inc., a financial services company, and of Cherry Bluff, Inc., a North Florida development firm based in Tallahassee, Florida. Mr. Shaw also serves on the Board of Directors of First South Bank, Regional

Financial Company, The Southern Scholarship Foundation, Maclay School Foundation, Leon County Library Foundation and the James Madison Institute.

     WINFRED L. THORNTON has been a director of the Company since 1968. Mr. Thornton was Chairman of the Board and CEO from June 1991 to January 1997, and was President and Chief Operating Officer of the Company from 1984 to June 1991. Mr. Thornton also serves as a member of the Board of Directors of the Nemours Foundation, a Trustee of the Trust and a director of FECI.

     JOHN D. UIBLE has been a director of the Company since 1994. Since 1990, Mr. Uible has been an investor and Director of First Union Corporation. Mr. Uible was Chairman of the Board and CEO of Florida National Bank from 1982 to 1990, when it was acquired by First Union Corporation. From 1976 to 1982, Mr. Uible was Chairman of the Board and CEO of Jacksonville National Bank. Mr. Uible was employed by the Charter Company from 1958 to 1976.

     CARL F. ZELLERS, JR. has been a director of the Company since 1995. Mr. Zellers is Chairman, President and Chief Executive Officer of FECI, and President and a director of FEC and GCC. Mr. Zellers served as President and Chief Operating Officer of FECI during 1996 and 1997 and as a Vice President of FECI from 1984 to 1996.

EMPLOYMENT ARRANGEMENTS OF NEW MANAGEMENT

     Peter S. Rummell. On January 7, 1997, the Company entered into an Employment Agreement (the "Rummell Agreement") with Peter S. Rummell, its Chairman of the Board and Chief Executive Officer. The Rummell Agreement has a five-year term but may be terminated earlier under certain circumstances. The Rummell Agreement provides for a salary of not less than $600,000 per year and a performance-based incentive bonus ranging from 0% to 100% of salary, except that the potential bonus for the year 1997 is $250,000 and is contingent upon the timely submission to, and acceptance by, the Board of Directors, of a business plan for the Company. The Rummell Agreement also provides for the reimbursement of relocation costs and related income taxes.

     Pursuant to the Rummell Agreement, the Company has granted Mr. Rummell an option to purchase 1,347,840 shares of the Company's Common Stock under the St. Joe Corporation 1997 Stock Incentive Plan (the "Incentive Plan"). The exercise price of the options is $57.43 per share, which was equal to the closing price of the Company's Common Stock on the day preceding the execution of the Rummell Agreement. The exercise price shall be adjusted equitably in the event that the Company makes a partial liquidation distribution to its shareholders. The option becomes exercisable in equal installments on the first five anniversaries of the date of grant, but the entire option becomes exercisable in the event that the Company terminates Mr. Rummell's employment without cause, in the event of Mr. Rummell's death or in the event that the Company is subject to a "change in control" (as defined below). In the event that the Company terminates Mr. Rummell's employment because of his disability, the option shall become exercisable to the extent that it would have become exercisable during the 12 months immediately following such termination had Mr. Rummell's employment continued. The option expires 10 years after the date of grant (or two years after Mr. Rummell's death, if earlier).

     Under the Rummell Agreement, the Company has also granted Mr. Rummell 67,287 restricted shares of its Common Stock under the Incentive Plan. The restricted shares are intended to compensate Mr. Rummell for the value of the stock options he forfeited upon resigning his position with his former employer, based on the closing prices of the two companies' Common Stock on the day preceding the execution of the Rummell Agreement. The restricted shares vest in equal installments on the first five anniversaries of the date of grant but the entire award vests in the event that the Company terminates Mr. Rummell's employment without cause, in the event of Mr. Rummell's death or disability (as defined in the Rummell Agreement), or in the event that the Company is subject to a "change in control." If Mr. Rummell's employment terminates for any other reason, he forfeits any restricted shares that have not vested.

     The Company may terminate Mr. Rummell's employment at any time for "cause" (as described in the Rummell Agreement), in which event no further compensation will be due. The Company may also terminate

Mr. Rummell's employment if he has been "disabled" for more than six months, in which event no further cash compensation is due but benefit coverage continues for the remaining term of the Rummell Agreement and the option and restricted shares vest to the extent described above. Following a change in control, Mr. Rummell may resign for "good reason" (as defined in the Rummell Agreement) and receive his salary for the balance of the term of the Rummell Agreement, subject to certain restrictions. For one year following a resignation for good reason, the Rummell Agreement precludes Mr. Rummell from competing with the Company in certain respects.

     "Change in control" is defined in the Rummell Agreement to mean (i) 30% or more of the outstanding voting stock of the Company is acquired by any person or group other than the Trust and the Nemours Foundation if such person or group owns more voting stock of the Company than the Trust and the Nemours Foundation,
(ii) stockholders of the Company other than the Trust and the Nemours Foundation vote in a contested election for directors resulting in the replacement of 50% or more of the Company's directors and (iii) as a result of a merger or similar transaction the Company's stockholders own 50% or less of the surviving entity's voting securities. The Rummell Agreement provides that notwithstanding items
(i), (ii) and (iii) above, no "change in control" shall occur as long as the Trust and the Nemours Foundation own more than 50% of the voting stock of the Company.

     Charles A. Ledsinger, Jr.; Robert M. Rhodes; David D. Fitch; Michael F. Bayer; and J. Malcom Jones, Jr. The Company has entered into employment agreements (the "Executive Agreements") with Messrs. Ledsinger (Senior Vice President and Chief Financial Officer), Rhodes (Senior Vice President and General Counsel), Fitch (Senior Vice President and General Manager -- Commercial and Industrial Development), Bayer (Vice President -- Human Resources and Administration) and Jones (Senior Vice President -- Forestry Operations) (each, individually, an "Executive," and collectively, the "Executives"), that are based on substantially the same form of agreement. The specific terms of each of the Executive Agreements are tailored to each of Messrs. Ledsinger, Rhodes, Fitch, Bayer and Jones, while the general terms of each of the Executive Agreements are substantially similar. The Executive Agreements of Messrs. Ledsinger, Rhodes, Fitch, Bayer and Jones, are dated April, 1997, November 3, 1997, September 15, 1997, February 1, 1997 and February 21, 1997, respectively.

     The Executive Agreements provide that each of the Executives is an "at will" employee. The Executive Agreements further provide that each Executive shall receive (i) a base salary and (ii) a performance based incentive bonus in an amount equal to between 0% and 60% of the Executive's base salary. The Executive Agreements provide that the amount of each Executive's base salary and the range of his bonus may be increased but not decreased during his period of employment with the Company. The base salaries provided in the Executive Agreements for Messrs. Ledsinger, Rhodes, Fitch, Bayer and Jones are $350,000, $275,000, $225,000, $167,500, and $170,000, respectively. In addition, the
Executive Agreements of Messrs. Ledsinger, Rhodes, Fitch and Bayer provide for the reimbursement of relocation costs and related income taxes.

     The Executive Agreements also provide that each of the Executives shall receive an option to purchase shares of the Company's Common Stock under the Incentive Plan. In most cases, the exercise price of each option is equal to the closing price of the Company's Common Stock on the day preceding the date the Executive was granted such option. The exercise price of any unexercised option shall be adjusted equitably in the event that the Company makes a partial liquidation distribution to its shareholders. Each of the options becomes exercisable in equal installments on the first five anniversaries following the date of grant; provided, however, that the an Executive's option shall become exercisable in its entirety in the event that the Company terminates the Executive's employment without "cause" (as defined in the respective Executive Agreements) or the Company is subject to a "change in control" ("change in control" is defined in the respective Executive Agreements as in the Rummell Agreement). Each of the options expires on the tenth anniversary following the date of grant. The per share exercise prices for the options of Messrs. Ledsinger. Rhodes, Fitch, Bayer and Jones are $71.125, $69.00, $94.125, $66.33 and $66.33, respectively.

     The Executive Agreements further provide that, in the event the Company terminates the employment of any of the respective Executives for any reason other than for cause or disability, such Executive will receive a severance payment ("Severance Payment") in a lump sum amount equal to a specified percentage of the

Executive's base salary, plus a specified percentage of the amount of any bonus awarded to the Executive in the year prior to the termination. Each of Mr. Ledsinger's, Mr. Rhodes' and Mr. Fitch's Agreements provides that any Severance Payment shall be in the amount of 150% of base salary, plus 50% of the prior year's bonus, while each of Mr. Bayer's and Mr. Jones' Agreements provides that any Severance Payment shall be in the amount of 100% of base salary, plus 50% of the prior year's bonus. Mr. Ledsinger's, Mr. Bayer's and Mr. Jones' Agreements also provide for an augmented Severance Payment in the event that the Executive's employment is terminated within 12 months following a change in control of the Company, although such provisions are superseded by their Severance Agreements to the extent that any such Severance Agreement provides for greater payments than the applicable Executive Agreement. See
"Management -- Severance Agreements."

STOCK INCENTIVE PLAN

     Effective January 7, 1997, the Company adopted the Incentive Plan which was approved by the Company's stockholders on May 13, 1997. The principal purposes of the Incentive Plan is to promote the long-term success of the Company and the creation of stockholder value by (a) encouraging employees and non-employee directors to focus on critical long-range objectives, (b) encouraging the attraction and retention of employees and non-employee directors with exceptional qualifications and (c) linking employees and non-employees directly to stockholder interests through increased stock ownership. The Incentive Plan seeks to achieve this purpose through the granting of options exercisable with respect to, or restricted shares of, the Company's Common Stock. Under the Incentive Plan, the maximum number of options or restricted shares that may be awarded may not exceed 2,010,160. Furthermore, under the Incentive Plan, the maximum number of shares of Common Stock which may be subject to options or which may be granted as restricted shares to any individual in any fiscal year cannot exceed 1,000,000, except that an option granted to an employee during such employee's first year of service may be exercisable with respect to up to 1,500,000 shares of Common Stock.

     The Incentive Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). Subject to certain limitations contained in the Incentive Plan, the Committee selects the individuals who receive awards, determines the size of any such award and establishes the vesting and other conditions with respect thereto. The Committee consists of at least two members of the Board of Directors, each of whom satisfies the applicable requirements of Rule 16b-3 under the Exchange Act and Section 162(m) of the Internal Revenue Code of 1986, as amended. The Committee is authorized, in accordance with the provisions of the Incentive Plan, to amend the terms of outstanding restricted shares, to modify or extend outstanding options or to exchange new options for outstanding options, including outstanding options with a higher exercise price than the new options.

     The Incentive Plan provides for awards in the form of restricted shares or options.

     Restricted Shares. Restricted shares are shares of Common Stock that are subject to forfeiture in the event that the applicable vesting conditions are not satisfied. Restricted shares, unlike options, have the same voting and dividend rights as other shares of Common Stock.

     Options. An option may be either (i) an incentive stock option ("ISO") intended to qualify for special tax treatment under the Code, or (ii) a nonqualified stock option ("NSO"). The Incentive Plan provides that the term of an option cannot exceed 10 years following the date of grant, and the exercise price must be equal to or greater than the fair market value of the Common Stock on the most recent trading day before the date of grant. In addition, the Incentive Plan provides that, in the case of an ISO granted to an individual who owns more that 10% of the total combined voting power of all classes of outstanding stock of the Company, certain additional requirements set forth in the Code must be satisfied.

     Restricted shares and NSOs may be granted to any individual who is an employee or a non-employee director of the Company (or a parent, subsidiary or affiliated company) and who is selected by the Committee for participation in the Incentive Plan. In contrast, ISOs may be granted to an individual only if such individual is an employee of the Company (or a parent or subsidiary corporation) and who is selected by the Committee for participation in the Incentive Plan.

     The exercise price of an option may be paid in any lawful form permitted by the Committee, including (without limitation) a full-recourse promissory note or the surrender of shares of Common Stock or restricted shares already owned by the optionee. In addition, the Committee may permit an optionee to satisfy his or her withholding tax obligation upon exercise of an NSO by surrendering a portion of his or her option shares to the Company. The Committee may at any time offer to buy out an outstanding option for cash or give an optionee the right to surrender his or her option for cash.

     The Incentive Plan provides that the terms of options granted, or restricted shares awarded, under the Incentive Plan are to be set forth in a written agreement. Such written agreements describe when an option becomes exercisable, or when any restrictions with respect to restricted shares lapse, based upon the length of the recipient's service, his or her individual performance, the Company's performance or other appropriate criteria. Such written agreements may provide that vesting shall be accelerated in the event of the recipient's death, disability or retirement or in the event of a "change in control" of the Company.

     "Change in control" is defined in the Incentive Plan to mean (i) as a result of a merger or consolidation, 50% of the surviving entity's voting stock is owned by stockholders who were not stockholders of the Company prior to the merger or consolidation, (ii) the sale, transfer, exchange or other disposition of all or substantially all of the Company's assets, (iii) a change in two thirds of the composition of the board of the Company under certain circumstances, (iv) the liquidation or dissolution of the Company or (v) any transaction resulting in a person (other than the Company, an affiliate, an employee, the Trust or the Nemours Foundation) being the beneficial owner of 25% of the Company's voting stock.

     The Incentive Plan will remain in effect until it is terminated, except that no ISO may be granted after January 6, 2007. The Board of Directors may amend or terminate the Incentive Plan at any time and for any reason. Amendments require the approval of the Company's shareholders only to the extent required by applicable laws, regulations or rules.

     The following table discloses options granted during 1997 to the Company's executive officers:

                            OPTION GRANTS IN 1997(1)

                                               INDIVIDUAL GRANTS                          POTENTIAL REALIZABLE VALUE AT
                         --------------------------------------------------------------      ASSUMED ANNUAL RATES OF
                         PERCENT OF TOTAL      NUMBER OF                                     STOCK PRICE APPRECIATION
                         OPTIONS GRANTED      SECURITIES      EXERCISE OR                        FOR OPTION TERM
                         TO EMPLOYEES IN      UNDERLYING       BASE PRICE    EXPIRATION   ------------------------------
NAME                       FISCAL YEAR      OPTIONS GRANTED      ($/SH)         DATE         5% ($)          10% ($)
----                     ----------------   ---------------   ------------   ----------   -------------   --------------
Peter S. Rummell.......         73.4%          1,347,840        $57.430        1/8/07       $48,683,981     $123,367,795
  Chairman of the Board
  and Chief Executive
  Officer
Charles A. Ledsinger,
  Jr...................          4.4              80,000         71.125        5/5/07         3,578,800        9,068,400
  Senior V.P. and Chief
  Financial Officer
Robert M. Rhodes.......          3.1              56,160         69.000        3/3/07         2,436,782        6,175,915
  Senior V.P. and
  General Counsel
David D. Fitch.........          2.2              40,000         94.125       9/22/07         2,367,800        6,000,600
  Senior V.P. and
  General
  Manager -- Commercial
  and Industrial
  Development
J. Malcolm Jones,
  Jr...................          1.5              28,080         66.330       2/25/07         1,171,217        2,968,337
  Senior V.P.
  Forestry Operations
Michael F. Bayer.......          1.5              28,080         66.330       2/25/07         1,171,217        2,968,337
  V.P. -- Human
  Resources and
  Administration

---------------

(1) The Company has announced its intention to distribute the remaining net proceeds of the sale of its paper mill and linerboard facilities in a special distribution of $1.02 per share to stockholders of record on December 19, 1997, payable on December 30, 1997. The exercise price of management options will be recalculated after payment of the special distribution pursuant to the terms of the Rummell Agreement and the Executive Agreements.

SEVERANCE AGREEMENTS

     The Company has entered into severance agreements containing substantially identical terms and conditions (collectively, the "Severance Agreements") with Messrs. Rummell, Ledsinger, Rhodes, Fitch, Jones and Bayer (the "Named Executive Officers"), pursuant to which each such executive shall be entitled to severance benefits in the event of a "change in control" of the Company ("change of control" is defined in the Severance Agreements as in the Incentive Plan) during the term of his employment.

     Under the terms of the Severance Agreements, if an executive who has entered into a Severance Agreement (i) resigns for any reason during the last six months of the first year following the date of a change in control, (ii) resigns for "good reason" (as defined in the Severance Agreements) within the first 36 months following a change in control, or (iii) is terminated by the Company within 36 months following the date of a change in control, then the Company is obligated to provide the executive with certain payments and benefits. Such payments and benefits that the Company is obligated to provide to the executive include (A) payment of a lump sum amount equal to the sum of three times the executive's annual base salary plus three times the executive's bonus (as described in the Severance Agreement), (B) payment of a lump sum supplemental pension benefit amount, (C) payment of a pro-rated bonus for the year during which such executive's employment is terminated, (D) continued participation in the Company's group insurance plans, at the Company's expense, until the expiration of three years following the change in control (or the date of the executive's death, if earlier), (E) senior executive level outplacement services, and (F) "gross-up" payments, if applicable, in the amount necessary to satisfy any excise tax incurred by the executive, if any, under
Section 4999 of the Code; provided, however, that if payment of such excise tax could be avoided by reducing total payments under the Change in Control Agreement by $50,000 or less, the total amount of such payments shall be reduced to the level necessary to ensure that no excise tax shall be paid. In addition, under the terms of the Severance Agreements, all stock options previously granted to the executive shall become fully exercisable upon a change in control, and shall remain exercisable until the earlier of the first anniversary following such change in control or the date such options would have otherwise expired by their terms, and any right of the Company to repurchase shares subject to the executive's options shall lapse in full.

     The Severance Agreements entered into by the executives do not supersede the respective employment agreements entered into by such executives, except to the extent that severance pay and benefits provided under the Severance Agreements are greater than under the applicable employment agreement. Likewise, the Severance Agreements do not supersede any respective stock option agreements entered into by such executives, except to the extent that the applicable Severance Agreement provides for earlier exercisability or a longer post-termination exercise period than under such stock option agreement.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to persons known by the Company to be the beneficial owners of more than five percent (5%) of its outstanding Common Stock as well as information concerning the beneficial ownership of Common Stock by each director, Named Executive Officer and directors and officers as a group. The information is presented as of December 15, 1997, and as adjusted to reflect the sale of 4,600,000 shares of Common Stock by the Trust (assuming exercise of the U.S. Underwriters' over-allotment option). Under the rules of the Securities and Exchange Commission, beneficial ownership is deemed to include shares for which the individual, directly or indirectly, has or shares voting and/or dispositive power.

                                                                                       PERCENT OF
                                                                                      OUTSTANDING
                                                                                    SHARES OWNED(1)
                                                                                  --------------------
                                                                                   BEFORE      AFTER
NAME AND ADDRESS                                         BENEFICIAL OWNERSHIP     OFFERING    OFFERING
----------------                                         ---------------------    --------    --------
Alfred I. duPont Testamentary Trust(2)(3)..............       21,291,900            68.9%       54.0%
  P.O. Box 1380
  Jacksonville, FL 32201
State Farm Mutual Automobile Insurance Company(4)......        1,720,600             5.6         5.6
  One State Farm Plaza
  Bloomington, Illinois 61710
Franklin Resources Inc.(5).............................        1,573,675             5.1         5.1
  Charles B. Johnson
  Rupert H. Johnson
  777 Mariners Island Blvd.
  San Mateo, CA 94404
Peter S. Rummell.......................................          336,855(6)          1.1         1.1
Charles A. Ledsinger...................................               --              --          --
Robert M. Rhodes.......................................               --              --          --
David D. Fitch.........................................               --              --          --
J. Malcolm Jones, Jr. .................................              240(7)            *           *
Michael F. Bayer.......................................               --              --          --
Jacob C. Belin.........................................       21,301,155(8)         68.9        54.0
Russel B. Newton, Jr. .................................            2,000               *           *
John J. Quindlen.......................................              200               *           *
Walter L. Revell.......................................              100               *           *
Frank S. Shaw, Jr. ....................................               --              --          --
Winfred L. Thornton....................................       21,293,911(8)         68.9        54.0
John D. Uible..........................................            1,000               *           *
Carl F. Zellers, Jr. ..................................               --              --          --
Directors and officers as a group (14 persons).........       21,654,689(9)         70.1        55.2

---------------

(1) All percentages are rounded to the nearest tenth of one percent. An asterisk(*) indicates that the percentage is less than one percent.
(2) The Trust owns 20,547,764 shares or 67.4% in its name and the Nemours Foundation owns 744,136 shares or 1.5% in its name. The Trustees constitute the entire Board of Directors of the Nemours Foundation and, therefore, have sole voting and sole dispositive power over these shares.
(3) Under the provisions of the Will creating the Trust, the Trustees of the Trust having the power to vote the shares of stock specified above are J. C. Belin, H. H. Peyton, J. F. Porter, W. T. Thompson, III, W. L. Thornton and Wachovia Bank, N.A., a subsidiary of Wachovia Corporation. A majority of the Trustees have the right to vote all the stock of the Company owned by the Trust.
(4) According to a Schedule 13G filed with the Securities and Exchange Commission, as of December 31, 1996, State Farm Mutual Automobile Insurance Company owns 761,300 shares and State Farm

    Employee Retirement Trust owns 959,300 shares of the Company's Common Stock. The Board of Directors of State Farm Automobile Insurance Company and the Trustees of State Farm Employees Retirement Trust have sole voting and sole dispositive power over the shares of Common Stock each owns.
(5) According to a Schedule 13G filed with the Securities and Exchange Commission, as of December 31, 1996, the above shares are beneficially owned by one or more open or closed end investment companies or other managed accounts which are advised by direct and indirect advisory subsidiaries (the "Advisory Subsidiaries") of Franklin Resources, Inc. ("FRI"). Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI and it subsidiaries. FRI, the Principal Shareholders and each of the Advisory Subsidiaries has disclaimed any economic interest or beneficial ownership in any of the above shares. According to the Schedule 13G, Templeton Global Advisors Limited has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 1,145,500 shares and Franklin Mutual Advisors, Inc. has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 428,175 shares of the Company's Common Stock.
(6) Mr. Rummel was granted 67,287 restricted shares of Common Stock under the Company's Incentive Plan. In addition, 269,568 of his 1,347,840 options under the Incentive Plan will vest on January 8, 1998 making him the beneficial owner of the Common Stock subject to such options for purposes of Rule 13d-3(d)(1) of the Exchange Act.
(7) Includes 240 shares held in the Company's 401(k) plan.
(8) Includes 20,547,764 shares of the Company's Common Stock owned by the Trust, on which the named individuals serve as trustees, and 744,136 shares owned by The Nemours Foundation, of which the named individuals are directors. Mr. Belin owned 9,255 shares as to which he had sole dispositive voting power, and Mr. Thornton owned 2,011 (including those held in the Company's 401(k) plan).
(9) Includes 11,128 shares held in the Company's 401(k) plan for which the Trustee of the plan has sole voting power and the participants have sole dispositive power. The trustee of this plan is Merrill Lynch.

                              CERTAIN TRANSACTIONS

     Jacob C. Belin and Winfred L. Thornton are trustees of the Trust and also serve as directors of the Company and FECI. In addition, Carl F. Zellers, Jr. serves as a director of the Company and of FECI.

     On May 1, 1997, the Company entered into consulting agreements with Mr. Belin and Mr. Thornton (the "Consulting Agreements"). Pursuant to the Consulting Agreements, Messrs. Belin and Thornton will advise and counsel the Company on various corporate matters at the request of the Chairman and Chief Executive Officer. The Consulting Agreements provide that Messrs. Belin and Thornton will receive annual compensation of $100,000 and $112,000, respectively, and will be reimbursed for expenses actually incurred up to $10,000 per year.

     In addition, the Nemours Foundation and the Company rent office space from GCC at rates approximating market rentals.

                          DESCRIPTION OF COMMON STOCK

     As of December 9, 1997 the authorized capital stock of the Company consisted of 60,000,000 shares of common stock, no par value, of which 32,402,384 shares were issued and outstanding (including 1,836,447 shares subject to outstanding options). However, the Company will effect a 3-for-1 stock split prior to the commencement of the Offerings so that 180,000,000 shares of Common Stock, no par value will, be authorized and 97,207,152 shares of such Common Stock will be issued and outstanding. In order to effect the stock split, the Company's Certificate of Incorporation will be amended to increase the authorized number of shares of capital stock.

     The Company's Common Stock consists of one class of common voting stock with each share being entitled to one vote. A majority of the holders of the Common Stock represented at any meeting of stockholders constitutes a quorum and a majority of such quorum is entitled to vote on any matter coming before the meeting. Directors are elected at the annual meeting of stockholders by a plurality of the votes cast at such election. The Company's Board of Directors is not staggered.

     Stockholders are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and share proportionately in any such liquidating distribution.

     There are no redemption, conversion or sinking fund provisions with respect to the Common Stock. The Common Stock is not entitled to preemptive rights or cumulative voting rights.

     Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is First Union National Bank Corporate Trust, 1525 West W.T. Harris Blvd., 3C3, NC1153, Charlotte, North Carolina 28288-1153.

                      TAX CONSEQUENCES TO NON-U.S. HOLDERS

     In the opinion of Latham & Watkins, counsel to the Company, the material federal income tax consequences to Non-U.S. Holders expected to result from the purchase, ownership and sale or other taxable disposition of the Common Stock, under currently applicable law, are summarized below. A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign estate or trust or a foreign partnership as such terms are defined in the Internal Revenue Code of 1986, as amended (the "Code").

     This summary is based upon the current provisions of the Code, applicable Treasury Regulations and judicial and administrative decisions and rulings. There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements set forth herein, and any such changes or interpretations could be retroactive and could affect the tax consequences to Non-U.S. Holders of Common Stock.

     The following summary is for general information only and does not purport to deal with all aspects of federal income taxation that may affect particular Non-U.S. Holders in light of their individual circumstances and is not intended for (a) stockholders other than Non-U.S. Holders, (b) Non-U.S. Holders who would not hold the Common Stock as capital assets or (c) Non-U.S. Holders who are otherwise subject to special treatment under the Code (including insurance companies, tax-exempt entities, financial institutions, broker-dealers and persons who would hold the Common Stock as part of a straddle, hedge or conversion transaction). In addition, the summary does not consider the effect of any applicable state, local or foreign tax laws on Non-U.S. Holders. EACH PROSPECTIVE NON-U.S. HOLDER OF COMMON STOCK SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

DIVIDENDS ON COMMON STOCK

     Dividends paid to a Non-U.S. Holder of Common Stock that are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States will generally be subject to withholding of United States federal income tax at a rate of 30% of the gross amount of the dividends unless the rate is reduced by an applicable income tax treaty. Except to the extent that an applicable tax treaty otherwise provides, a Non-U.S. Holder will be taxed in the same manner as United States citizens, resident aliens and domestic corporations on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder. If such Non-U.S. Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, a

Non-U.S. Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of Business in the United States) or a successor form with the Company or its paying agent.

     Under the currently applicable Treasury regulations, dividends paid to an address in a country other than the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and, under the current interpretation of Treasury regulations, for purposes of determining the applicability of a reduced rate of withholding under an income tax treaty. However, under certain recently finalized Treasury Regulations (the "New Withholding Regulations") a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. In addition, under the New Withholding Regulations, in the case of Common Stock held by a foreign partnership, the certification requirement would generally be applied to the partners of the partnership and the partnership may be required to provide certain information, including a United States taxpayer identification number. The New Withholding Regulations also provide look-through rules for tiered partnerships. The New Withholding Regulations are generally effective for payments made after December 31, 1998, subject to certain transition rules. Non-U.S. Holders are encouraged to consult with their own tax advisors with respect to the application of the New Withholding Regulations.

     Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient and the amount, if any, of the tax withheld. A similar report is sent to the holder. Pursuant to income tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

     If paid to an address outside the United States, dividends on Common Stock held by a Non-U.S. Holder will generally not be subject to backup withholding, provided that the payor does not have actual knowledge that the holder is a United States person. However, under the New Withholding Regulations (which are effective for dividends paid after December 31, 1998), dividend payments may be subject to backup withholding imposed at a rate of 31% unless applicable certification requirements are satisfied. See the discussion above with respect to rules applicable to foreign partnerships under the New Withholding Regulations.

GAIN ON DISPOSITION OF COMMON STOCK

     Subject to the discussion below under "FIRPTA Treatment of Non-U.S. Holders," a Non-U.S. Holder generally will not be subject to United States federal income tax or withholding on gain recognized upon the sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is a non-resident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other conditions are met, or (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States federal income tax law applicable to certain United States expatriates. If a Non-U.S. Holder falls under clause (i) above, the holder will be taxed on the net gain derived from the sale at regular graduated United States federal income tax rates (the branch profits tax also may apply if the Non-U.S. Holder is a corporation). If an individual Non-U.S. Holder falls under clause (ii) above, the holder generally will be subject to a 30% tax on the gain derived from the sale, which gain may be offset by U.S. capital losses recognized within the same taxable year of such sale.

FIRPTA TREATMENT OF NON-U.S. HOLDERS

     Under the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"), and subject to the exception discussed below for 5% or less shareholders, Non-U.S. Holders generally are subject to United States federal income tax on capital gain realized on the disposition of Common Stock which constitutes a United States real property interest by reason of that Company's status as a United States real property holding corporation ("USRPHC"), as well as United States withholding in respect to such tax equal to 10% of the amount realized on such disposition. Under FIRPTA, a corporation is a USRPHC if the fair market value of the United States real property interests held by the corporation equals 50% or more of the aggregate fair market value of the Company's real property interests and any other assets of the Company used or held for use in a trade or business. In the event that a sale or disposition of Common Stock constitutes a sale or disposition of a United States real property interest, a greater than 5% Non-U.S. Holder will generally be subject to United States tax on such sale or disposition.

     The Company currently believes that, in light of the nature and extent of its real estate interests in the United States, it is a USRPHC. Even if a corporation meets the test for a USRPHC, a Non-U.S. Holder would generally not be subject to U.S. federal income tax on gain from a sale or other disposition of Common Stock solely by reason of such USRPHC status if the Common Stock is regularly traded on an established securities market during the calendar year in which such sale or disposition occurs and such holder does not own, actually or constructively, Common Stock with a fair market value in excess of 5% of the fair market value of all Common Stock outstanding at any time during the shorter of the five-year period preceding such disposition or the holder's holding period. In addition, a Non-U.S. Holder will not be subject to withholding in respect to such tax if the Company's Common Stock is so regularly traded during the calendar year of such disposition. The Company believes that the Common Stock will be treated as regularly traded on an established securities market. Accordingly, a Non-U.S. Holder that owns more than 5% of the fair market value of the Common Stock during the period described above may be subject to U.S. federal income tax on a sale or disposition.

FEDERAL ESTATE TAXES

     An individual Non-U.S. Holder who owns, or is treated as owning, Common Stock at the time of his or her death or has made certain lifetime transfers of an interest in Common Stock will be required to include the value of such Common Stock in his gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of Common Stock effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations), unless such broker is (i) a United States person, (ii) a foreign person that derives 50% or more of its gross foreign income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States, (iii) a controlled foreign corporation for United States federal income tax purposes or (iv) effective December 31, 1998, certain brokers that are foreign partnerships with partners who are Non-U.S. Holders or that are engaged in a United States trade or business. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii),
(iii) or (iv) of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the Common Stock either (a) provides a Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its Non-U.S. Holder status in compliance with applicable law and regulations, or (b) otherwise establishes an exemption. Effective for payments after December 31, 1998 (and subject to certain transition rules), the New Withholding Regulations unify certain certification procedures and forms and the reliance standards relating to information reporting and backup withholding.

     THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER OF COMMON STOCK SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON STOCK.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Raymond James & Associates, Inc. are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Donaldson, Lufkin & Jenrette International, Merrill Lynch International and Raymond James & Associates, Inc. are acting as International Representatives, have severally agreed to purchase, and the Trust has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  Donaldson, Lufkin & Jenrette Securities Corporation.......
  Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
  Raymond James & Associates, Inc...........................
                                                              ---------
          Subtotal..........................................
International Underwriters:
  Morgan Stanley & Co. International Limited................
  Donaldson, Lufkin & Jenrette International................
  Merrill Lynch International...............................
  Raymond James & Associates, Inc...........................
                                                              ---------
          Subtotal..........................................
                                                              ---------
          Total.............................................
                                                              =========

     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Shares offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do no apply to stabilization transactions or to certain other transaction specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or of any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States and Canada or of any political subdivision thereof (other than branch located outside the United States of any United States or Canadian person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer to sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of any resident of any province or territory of Canada in contravention of the Securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident or any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province to territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice contained substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offerings of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between the U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the Shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
$          a share under the public offering price. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $          a share
to other Underwriters or to certain dealers. After the initial offering of the Shares, the offering price and other selling terms may from time to time be varied by the Representatives.

     Pursuant to the Underwriting Agreement, the Trust has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 600,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of share of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

     The Common Stock is listed on the New York Stock Exchange under the symbol "SJP".

     Each of the Company, the Selling Stockholder and certain other stockholders and officers and directors of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 180 days from the date of this Prospectus, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or lend, file a registration statement or exercise a registration right in respect of or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, other than (w) the Shares, (x) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing, (y) the issuance of shares of Common Stock as consideration for acquisitions or (z) the grant of options under the Company's stock option plans; provided such options do not vest prior to the termination of the 180-day period referenced herein, and provided further that, in the case of subclauses (x) and (y), the recipient of any such issued shares agrees to be bound by the transfer restrictions set forth herein.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offerings, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the Offerings, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company, the Trust and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Robert M. Rhodes, Senior Vice President and General Counsel of the Company, and by Latham & Watkins, Chicago, Illinois. Certain legal matters will be passed upon for the Trust by McGuire, Woods, Battle & Boothe L.L.P., Richmond, Virginia. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements of St. Joe Corporation as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                              ST. JOE CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Income...........................   F-4
Consolidated Statements of Changes in Stockholders'
  Equity....................................................   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to Consolidated Financial Statements..................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
St. Joe Corporation:

     We have audited the accompanying consolidated balance sheets of St. Joe Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of St. Joe Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Jacksonville, Florida
March 7, 1997

                              ST. JOE CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                 DECEMBER 31,
                                                            -----------------------   SEPTEMBER 30,
                                                               1995         1996          1997
                                                            ----------   ----------   -------------
                                                                                       (UNAUDITED)
                                                                    (DOLLARS IN THOUSANDS)
                                      ASSETS
Current Assets:
  Cash and cash equivalents...............................  $   16,802   $  449,013    $  200,986
  Short-term investments..................................      96,923       88,011        38,200
  Accounts receivable.....................................      44,390       57,517        39,343
  Income taxes refundable.................................       4,314           --            --
  Inventories.............................................      20,592       18,677        12,692
  Other assets............................................      18,162       17,455        35,665
  Net assets of discontinued operations...................     296,001           --            --
                                                            ----------   ----------    ----------
          Total current assets............................     497,184      630,673       326,886
Investments and Other Assets:
  Marketable securities...................................     189,865      282,827       337,526
  Note receivable.........................................          --       10,000            --
  Other assets............................................      38,971       48,571        67,231
                                                            ----------   ----------    ----------
          Total investments and other assets..............     228,836      341,398       404,757
Property, plant and equipment, net........................     804,974      834,167       853,217
                                                            ----------   ----------    ----------
          Total assets....................................  $1,530,994   $1,806,238    $1,584,860
                                                            ==========   ==========    ==========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable........................................  $   26,024   $   28,480    $   26,903
  Accrued liabilities.....................................      18,445       21,615        25,920
  Income taxes payable....................................          --        6,864         3,876
                                                            ----------   ----------    ----------
          Total current liabilities.......................      44,469       56,959        56,699
Accrued casualty reserves and other liabilities...........      11,681       18,361        19,950
Deferred income taxes.....................................     192,036      254,873       279,690
Minority interest in consolidated subsidiaries............     266,741      279,104       293,915
Stockholders' Equity:
  Common stock, no par value; 60,000,000 shares
     authorized; 30,498,650 shares issued and outstanding
     at December 31, 1995 and 1996 and 30,565,937 at
     September 30, 1997...................................       8,714        8,714        13,054
  Retained earnings.......................................     955,239    1,125,161       843,198
  Net unrealized gains on marketable securities available
     for sale.............................................      52,114       63,066        82,043
  Restricted stock deferred compensation..................          --           --        (3,689)
                                                            ----------   ----------    ----------
          Total stockholders' equity......................   1,016,067    1,196,941       934,606
                                                            ----------   ----------    ----------
          Total liabilities and stockholders' equity......  $1,530,994   $1,806,238    $1,584,860
                                                            ==========   ==========    ==========

                See notes to consolidated financial statements.

                              ST. JOE CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                   NINE MONTHS
                                                 YEAR ENDED DECEMBER 31,       ENDED SEPTEMBER 30,
                                              ------------------------------   -------------------
                                                1994       1995       1996       1996       1997
                                              --------   --------   --------   --------   --------
                                                                                   (UNAUDITED)
                                                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net sales...................................  $155,122   $150,564   $245,704   $173,401   $ 79,566
Operating revenues..........................   175,784    184,360    185,485    162,307    172,328
                                              --------   --------   --------   --------   --------
          Total revenues....................   330,906    334,924    431,189    335,708    251,894
Cost of sales...............................   111,014    116,014    112,163     64,765     63,282
Operating expenses..........................   133,091    139,875    139,640    120,524    118,493
Selling, general and administrative
  expenses..................................    26,836     31,718     31,215     24,373     28,103
                                              --------   --------   --------   --------   --------
          Operating profit..................    59,965     47,317    148,171    126,046     42,016
Other income (expense):
  Dividends.................................     2,187      2,595      2,968      2,196      2,583
  Interest income...........................     9,678     12,666     29,914     20,887     21,955
  Interest expense..........................    (1,982)    (2,235)      (600)      (426)      (331)
  Gain on sales and other dispositions of
     property, plant and equipment, net.....    13,895      2,674      3,423      5,745      3,305
  Other, net................................     1,386      3,070      5,152      3,603      5,138
                                              --------   --------   --------   --------   --------
          Total other income (expense)......    25,164     18,770     40,857     32,005     32,650
                                              --------   --------   --------   --------   --------
Income from continuing operations before
  income taxes and minority interest........    85,129     66,087    189,028    158,051     74,666
Provision for income taxes
  Current...................................    24,692      5,778     30,288     12,399     22,372
  Deferred..................................     6,754     18,757     52,829     58,812     10,609
                                              --------   --------   --------   --------   --------
          Total provision for income
            taxes...........................    31,446     24,535     83,117     71,211     32,981
                                              --------   --------   --------   --------   --------
Income from continuing operations before
  minority interest.........................    53,683     41,552    105,911     86,840     41,685
Minority interest...........................    15,827     12,194     14,002      9,922     13,404
                                              --------   --------   --------   --------   --------
Income from continuing operations...........    37,856     29,358     91,909     76,918     28,281
Income from discontinued operations:
  Earnings (loss) from discontinued
     operations, net of income taxes of
     $2,491, $26,116, $(2,785) and $(2,785),
     respectively...........................     4,253     44,461     (4,528)    (4,528)        --
  Gain on the sale of discontinued
     operations, net of income taxes of
     $48,705 and $64,950, respectively......        --         --     88,641     95,644         --
                                              --------   --------   --------   --------   --------
  Income from discontinued operations.......     4,253     44,461     84,113     91,116         --
                                              --------   --------   --------   --------   --------
Net income..................................  $ 42,109   $ 73,819   $176,022   $168,034   $ 28,281
                                              ========   ========   ========   ========   ========
PER SHARE DATA:
Income from continuing operations...........  $   1.24   $   0.96   $   3.01   $   2.52   $   0.93
Earnings (loss) from discontinued
  operations................................      0.14       1.46       (.15)      (.15)        --
Gain on the sale of discontinued
  operations................................        --         --       2.91       3.14         --
                                              --------   --------   --------   --------   --------
          Net income........................  $   1.38   $   2.42   $   5.77   $   5.51   $   0.93
                                              ========   ========   ========   ========   ========

                See notes to consolidated financial statements.

                              ST. JOE CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                        NINE MONTHS
                                                        YEARS ENDED DECEMBER 31,           ENDED
                                                    --------------------------------   SEPTEMBER 30,
                                                      1994       1995        1996          1997
                                                    --------   --------   ----------   -------------
                                                                                        (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Common Stock:
Balance, at end of year (1994, 1995 and 1996 --
  30,498,650 shares, September 30,
  1997 -- 30,565,937).............................  $  8,714   $  8,714   $    8,714    $   13,054
                                                    ========   ========   ==========    ==========
Retained Earnings:
Balance, at beginning of year.....................  $851,511   $887,520   $  955,239    $1,125,161
Net income........................................    42,109     73,819      176,022        28,281
Dividends:
  Cash ($0.20 per share -- 1994, 1995 and 1996,
     $.15 per share in 1997)......................    (6,100)    (6,100)      (6,100)       (4,585)
Special distribution ($10.00 per share in 1997)...        --         --           --      (305,659)
                                                    --------   --------   ----------    ----------
Balance, at end of year...........................  $887,520   $955,239   $1,125,161    $  843,198
                                                    ========   ========   ==========    ==========
Net Unrealized Gain on Marketable Securities
  Available for Sale:
Balance, at beginning of year.....................  $ 41,485   $ 40,747   $   52,114    $   63,066
Increase (decrease) in net unrealized gain, net of
  tax effect......................................      (738)    11,367       10,952        18,977
                                                    --------   --------   ----------    ----------
Balance, at end of year...........................  $ 40,747   $ 52,114   $   63,066    $   82,043
                                                    ========   ========   ==========    ==========
Restricted stock deferred compensation:
Balance, at beginning of year.....................        --         --           --            --
(Increase) decrease in restricted stock deferred
  compensation....................................        --         --           --    $   (3,689)
                                                                                        ----------
Balance, at end of year...........................        --         --           --    $   (3,689)
                                                    ========   ========   ==========    ==========

                See notes to consolidated financial statements.

                              ST. JOE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       NINE MONTHS
                                                    YEARS ENDED DECEMBER 31,       ENDED SEPTEMBER 30,
                                                --------------------------------   --------------------
                                                  1994        1995        1996       1996       1997
                                                ---------   ---------   --------   --------   ---------
                                                                                       (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net Income..................................  $  42,109   $  73,819   $176,022   $168,034   $  28,281
  Adjustments to reconcile net income to cash
    provided by operating activities:
    Depreciation and depletion................     27,612      28,551     28,758     21,232      23,635
    Minority interest in income...............     15,827      12,194     14,002      9,922      13,404
    Gain on sale of property..................    (13,895)     (2,674)    (3,423)    (5,745)     (3,682)
    Gain on sale of discontinued operations...         --          --    (88,641)   (95,644)         --
    Deferred income tax provision.............      6,754      18,757     52,829     60,687      12,327
    Changes in operating assets and
       liabilities:
       Accounts receivable....................     (1,375)     (3,139)   (13,127)      (377)     18,174
       Inventories............................      6,545        (828)     1,915      3,459       5,985
       Other assets...........................       (406)     (4,790)    (8,893)   (14,151)    (26,870)
       Accounts payable, accrued liabilities
         and casualty reserves................      3,176      (4,279)     5,435     27,121       6,971
       Income taxes payable...................      4,275      (7,012)    11,178     25,537      (2,988)
       Discontinued operations -- noncash
         charges and working capital
         changes..............................     12,096      43,483    (58,710)   (63,257)         --
                                                ---------   ---------   --------   --------   ---------
Cash provided by operating activities.........    102,718     154,082    117,345    136,818      75,237
                                                ---------   ---------   --------   --------   ---------
Cash flows from investing activities:
  Purchases of property, plant and
    equipment.................................    (65,450)    (78,816)   (64,271)   (41,135)    (53,256)
  Investing activities of discontinued
    operations................................    (19,513)    (28,102)    (4,327)    (4,327)         --
  Proceeds from sales of property.............     18,135       5,119      9,743      4,806      14,904
  Proceeds from sale of discontinued
    operations................................         --          --    445,055    454,949          --
  Purchases of investments:
    Available for sale........................    (18,851)    (31,247)   (21,928)   (18,698)    (49,615)
    Held-to-maturity..........................   (105,091)   (168,607)  (180,797)  (216,570)   (100,336)
  Maturity and redemption of investments:
    Available for sale........................     12,779      29,058     18,291     12,218      62,434
    Held-to-maturity..........................     95,241     135,480    121,111    153,194     114,096
                                                ---------   ---------   --------   --------   ---------
Cash provided by (used in) investing
  activities..................................    (82,750)   (137,115)   322,877    344,437     (11,773)
                                                ---------   ---------   --------   --------   ---------
Cash flows from financing activities:
  Net change in short-term borrowings.........     (5,437)    (11,989)        --         --          --
  Financing activities of discontinued
    operations................................      2,092      (9,917)      (245)      (245)
  Dividends paid to stockholders..............     (6,100)     (6,100)    (6,100)    (4,575)   (310,244)
  Repayment of long-term debt.................        (19)    (16,893)        --         --          --
  Dividends paid to minority interest.........     (1,679)     (1,655)    (1,666)    (1,245)     (1,247)
                                                ---------   ---------   --------   --------   ---------
Cash used in financing activities.............    (11,143)    (46,554)    (8,011)    (6,065)   (311,491)
                                                ---------   ---------   --------   --------   ---------
Net increase (decrease) in cash and cash
  equivalents.................................      8,825     (29,587)   432,211    475,190    (248,027)
Cash and cash equivalents at beginning of
  period......................................     37,564      46,389     16,802     16,802     449,013
                                                ---------   ---------   --------   --------   ---------
Cash and cash equivalents at end of period....  $  46,389   $  16,802   $449,013   $491,992   $ 200,986
                                                =========   =========   ========   ========   =========
Supplemental disclosure of cash flow
  information:
Cash paid during the year for certain expense
  items:
  Interest....................................  $   3,973   $   4,541   $  1,009   $    835   $     331
  Income taxes................................  $  20,494   $  45,283   $120,789   $ 93,172   $  25,776

                See notes to consolidated financial statements.

                              ST. JOE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

1.  NATURE OF OPERATIONS

     St. Joe Corporation (the Company) is a diversified corporation engaged in transportation, real estate, forestry and sugar operations. Forestry has operations in both Florida and Georgia while the remaining businesses operate principally within the state of Florida.

  Transportation

     Transportation operations accounted for 43% of the Company's net sales and operating revenues in 1996, and consist of both railway and trucking operations. The two railroads, one serving the northwest Florida area from Port St. Joe to Chattahoochee and the other serving the eastern seaboard of Florida from Jacksonville to Miami, provide transportation services for the common carriage of goods by rail between their terminating points. Since the rail operations are within the state of Florida, more than one-half of its transportation revenue is generated by shipments which originate and terminate within Florida. Additionally, a significant portion of the traffic handled is received from or transferred to other rail carriers. The principal commodities carried by rail include crushed stone, cement, automobile vehicles and parts, trailer-on-flatcar, container-on-flatcar, basic consumer goods such as foodstuffs and building material, coal, pulpboard, pulpwood, woodchips, tall oil chemicals, stone and clay products and recyclables. The trucking portion of the Company's operation is an interstate, irregular route, common carrier with terminals located throughout the eastern half of the United States.

  Real Estate

     Real estate accounted for 31% of the Company's net sales and operating revenues in 1996, and consists of the development, construction and management of real estate projects within the state of Florida, both for long-term appreciation and for sale to third parties and the sale of both developed and undeveloped land. Along Florida's east coast, the Company concentrates in commercial property which it can manage, maintain and develop. In west Florida, the Company has concentrated on developing parcels for residential use. The Real Estate segment's competition is with other developers and brokers throughout its operating area.

  Forestry

     Forestry accounted for 13% of the Company's net sales and operating revenues in 1996, and consists of the growing and harvesting of timber on approximately one million acres of timberlands in Florida and Georgia. The majority of the wood harvested by the Company is sold under a long term wood fiber supply agreement to one linerboard mill located in Port St. Joe, Florida. The Company plans in the future to shift its remaining fiber production from the Company's lands to higher margin timber products.

     Wood is supplied to the mill pursuant to a negotiated wood fiber supply agreement entered into at the time of the sale of the mill. See Note 3. Discontinued Operations. Under that agreement, wood fiber will be supplied to the linerboard mill for a period of fifteen years, with two five year renewal periods. Tonnage to be provided, reduces from 1.6 million tons in year one to 1.4, 1.2, .9 million tons in years two, three and four respectively. Years four and thereafter remain at .9 million tons. The amount of tonnage required from Company's land is .9 million tons per year starting in the third year. At anytime, the mill can elect to reduce in increments on a permanent basis the amount of tonnage to not less than 600,000 tons per year. Prices for the wood fiber were negotiated at the time of the negotiation of the agreement and were negotiated based on fixed prices from geographic zones for pulp wood and prices tied to designated chipping facilities for wood chips. Under the wood fiber supply agreement, prices are to be renegotiated every two years and are to be indexed on a quarterly basis to certain published prices resulting in quarterly adjustments that are not greater than five percent.

                              ST. JOE CORPORATION

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     On March 6, 1997 officials of the linerboard mill at Port St. Joe announced that the mill would be shutdown beginning in April, 1997 for an indefinite period of time due to soft market conditions in the paper industry.

     In September 1997, the linerboard mill reopened. On August 25, 1997, the Company renegotiated certain terms of its wood fiber supply agreement with Florida Coast Paper Company. Under the revised agreement, the Company will supply 615,400 tons of pulpwood and wood chips between August 25, 1997 and May 30, 1998; thereafter the Company will supply 700,000 tons per year through December, 2011 with two five year renewal periods at the option of Florida Coast. The financial impact to transportation (ANRR) and forestry segments operations had a significant adverse impact on the segments' revenues, operating profit, net income and cash flow during the shutdown period.

  Sugar

     Sugar accounted for 13% of the Company's net sales and operating revenues in 1996, and consists of a sugarcane plantation and a sugar mill which processes the sugarcane into raw sugar. The raw sugar from the mill is sold to one customer. The sugarcane crop is subject to varying weather conditions which can significantly reduce the harvest and crop yields.

2.  MAJORITY STOCKHOLDERS

     The Alfred I. duPont Testamentary Trust (the "Trust") and Nemours Foundation (the "Foundation"), beneficiary of the Trust, collectively own approximately 69.8% of the common stock of the Company. The Company and its subsidiaries had no significant transactions with the Trust or the Foundation during the period.

3.  DISCONTINUED OPERATIONS

  Communications

     On April 11, 1996, St. Joe Industries, Inc., a wholly owned subsidiary of the Company, sold the stock of St. Joe Communications, Inc. (SJCI) to TPG Communications, Inc. for $96,098. TPG Communications, Inc. assumed $17,963 of SJCI interest bearing debt. SJCI sold its interest in three remaining cellular partnerships for an aggregate of $25,113. The Company recorded a $39,154 gain on the sale net of tax. SJCI's revenues through the April 11, 1996 sale date were $9,335. Revenues in 1995 and 1994 were $32,826 and $30,638, respectively. During 1995, the Company had previously sold a cellular partnership interest for $2,104. Earnings for SJCI were $1,120, $6,767 and $4,993 for 1996, 1995 and
1994, respectively

  Forest Products

     On May 30, 1996, the Company sold its linerboard mill and container plants. Proceeds from the sale include $323,844 cash and a $10,000 senior subordinated note, (the Promissory Note). The Promissory Note bears interest at a rate of 13.25% and interest is payable quarterly in arrears commencing September 1, 1996, provided that any interest payable on its due date may, at the borrowers' option, be added to the principal amount outstanding. To date, interest payments have been added to the principal amount. All unpaid principal and interest is due June 1, 2007. The Promissory Note may be prepaid without penalty at any time. The gain on the sale was $49,487, net of tax. Revenues for the linerboard mill and container plants through May 30, 1996 were $156,305. Revenues in 1995 and 1994 were $438,399 and $378,088, respectively. Earnings (loss) for the linerboard mill and container plants were $(5,648), $37,694 and $(740) for 1996, 1995 and 1994, respectively.

                              ST. JOE CORPORATION

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     Included in cash and cash equivalents at December 31, 1996 is approximately $359,267 of proceeds from these sales which have been held in special accounts during 1996. A formal plan of liquidation was adopted on February 25, 1997, and a distribution of net proceeds of the sales in partial liquidation of $10 per share was paid on March 31, 1997, for stockholders of record on March 21, 1997. It is currently anticipated that remaining net proceeds of $1.02 per share will also be distributed later this year after further costs and expenses of the sales have been accounted for. Also included in cash and cash equivalents at December 31, 1996 is approximately $9,783 in earnings on the proceeds of sales.

4.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and all of its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated except for sales of continuing operations of $18,988, $59,535 and $58,925 derived from discontinued operations in the years ended December 31, 1996, 1995 and 1994, respectively. The unrealized profit in ending inventories relating to these sales has been eliminated.

  Unaudited Interim Financial Information

     The accompanying unaudited consolidated interim balance sheet as of September 30, 1997 and the results of operations and cash flows for the nine months ended September 30, 1996 and 1997 have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission and reflect only normal and recurring adjustments, which are, in the opinion of the Company considered necessary for a fair presentation, as permitted by these regulations. Certain information and footnotes required by generally accepted accounting principles for complete financial statements have been condensed or omitted pursuant to such regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading.

  Revenue Recognition

     Transportation revenues are substantially recognized upon completion of transportation services at destination. Revenues from sales of forestry products and sugar are recognized generally on delivery of the product to the customer. Revenue from realty land sales is recognized upon closing of sales contracts for sale of land or upon settlement of condemnation proceedings. Rental revenues are recognized upon completion of rental and lease contracts, using the straight-line basis for recording the revenues over the life of the contract.

  Cash and Cash Equivalents

     For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank demand accounts, money market accounts, and repurchase agreements having original maturities at acquisition date of three months or less.

                              ST. JOE CORPORATION

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

  Inventories

     Inventories are stated at the lower of cost or market. Costs for substantially all inventories are determined under the first in, first out
(FIFO) or the average cost method.

  Property, Plant and Equipment

     Depreciation is computed using both straight-line and accelerated methods over the useful lives of various assets.

     Depletion of timber is determined by the units of production method. An adjustment to depletion is recorded, if necessary, based on the continuous forest inventory (CFI) analysis prepared every five years.

     Railroad properties are depreciated and amortized using the straight-line method at rates established by regulatory agencies. Gains and losses on normal retirements of these items are credited or charged to accumulated depreciation.

  Deferred Cane Crop Costs

     Sugar cane plantings generally yield two annual harvests, depending on weather conditions and soil quality, before replanting is necessary. New planting costs are amortized on a straight-line basis over two years.

  Earnings Per Common Share

     Earnings per common share are based on the weighted average number of common shares outstanding during the year.

  Income Taxes

     The Company follows the asset and liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. SFAS 109 also requires the recognition of a deferred tax liability on the undistributed earnings of subsidiaries applied on a prospective basis.

  Investments

     Investments consist principally of corporate debt securities, government sponsored agency securities, mortgage backed securities, municipal bonds, common stocks, preferred stocks, and U.S. Government obligations. Investments maturing in three months to one year are classified as short term. Those having maturities in excess of one year are classified as marketable securities.

     The Company follows the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115, the Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

                              ST. JOE CORPORATION

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related income tax effect and minority interest in consolidated subsidiaries, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

     A decline in the market of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

     Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

  Long-Lived Assets

     In March 1995, the Financial Accounting Standards Board issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company has historically reserved for losses related to the impairment of long-term assets. The adoption of SFAS No. 121 in 1996 had no material effect on the Company's financial statements.

  Stock-Based Compensation

     Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, permits entities to recognize as expense over the vesting period the fair value of all stock based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 has been applied. Under APB No. 25, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. The disclosures are not required for interim reporting.

  Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year's presentation.

5.  INVENTORIES

     Inventories consist of:

                                                           DECEMBER 31,
                                                         -----------------   SEPTEMBER 30,
                                                          1995      1996         1997
                                                         -------   -------   -------------
                                                                              (UNAUDITED)
Materials and supplies.................................  $12,875   $13,530      $12,399
Sugar..................................................    7,717     5,147          293
                                                         -------   -------      -------
                                                         $20,592   $18,677      $12,692
                                                         =======   =======      =======

                              ST. JOE CORPORATION

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

6.  INVESTMENTS

     Investments as of December 31, 1995, consist of:

                                                                        UNREALIZED   UNREALIZED
                                      AMORTIZED   CARRYING     FAIR      HOLDING      HOLDING
                                        COST       VALUE      VALUE        GAIN         LOSS
                                      ---------   --------   --------   ----------   ----------
                                                           (IN THOUSANDS)
Short term investments (maturing
  within one year)
  Held to maturity
     U.S. Government securities.....  $ 50,077    $ 50,818   $ 51,203    $   385        $ --
     Tax exempt municipals..........    39,135      39,179     39,150         --          29
     Mortgage backed securities.....     5,641       5,911      5,909         --           2
     Certificates of deposit........     1,000       1,015      1,015         --          --
                                      --------    --------   --------    -------        ----
                                      $ 95,853    $ 96,923   $ 97,277    $   385        $ 31
                                      ========    ========   ========    =======        ====
Marketable securities
  Available for sale
     U.S. Government securities
       Maturing in one to five
          years.....................  $    872    $    887   $    887    $    15        $ --
     Tax exempt municipals
       Maturing in one to five
          years.....................     6,968       7,181      7,181        213          --
       Maturing in five to ten
          years.....................    20,093      20,953     20,953        860          --
       Maturing in more than ten
          years.....................     5,610       5,820      5,820        210          --
     Equity securities..............    11,633      94,027     94,027     82,394          --
     Mortgage backed securities
       Maturing in five to ten
          years.....................     3,801       3,877      3,877         76          --
     Other corporate debt securities
       Maturing in five to ten
          years.....................     1,842       1,897      1,897         55          --
                                      --------    --------   --------    -------        ----
                                        50,819     134,642    134,642     83,823          --
  Held to maturity
     U.S. Government securities
       Maturing in one to five
          years.....................    45,569      45,902     46,432        530          --
     Tax exempt municipals
       Maturing in one to five
          years.....................     1,283         113        113         --          --
       Maturing in more than ten
          years.....................     1,000       1,003      1,003         --          --
     Mortgage backed securities
       Maturing in five to ten
          years.....................     6,132       6,143      6,699        556          --
     Other corporate debt securities
       Maturing in five to ten
          years.....................       794       2,062      2,454        451          59
                                      --------    --------   --------    -------        ----
                                        54,778      55,223     56,701      1,537          59
                                      --------    --------   --------    -------        ----
                                      $105,597    $189,865   $191,343    $85,360        $ 59
                                      ========    ========   ========    =======        ====

                              ST. JOE CORPORATION

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     Investments as of December 31, 1996, consist of:

                                                                        UNREALIZED   UNREALIZED
                                      AMORTIZED   CARRYING     FAIR      HOLDING      HOLDING
                                        COST       VALUE      VALUE        GAIN         LOSS
                                      ---------   --------   --------   ----------   ----------
                                                           (IN THOUSANDS)
Short term investments (maturing
  within one year)
  Held to maturity
     U.S. Government securities.....  $ 87,007    $ 87,007   $ 87,226    $    296      $   77
     Tax exempt municipals..........     1,004       1,004      1,005           1          --
                                      --------    --------   --------    --------      ------
                                      $ 88,011    $ 88,011   $ 88,231    $    297      $   77
                                      ========    ========   ========    ========      ======
Marketable securities
  Available for sale
     U.S. Government securities
       Maturing in one to five
          years.....................  $  1,226    $  1,226   $  1,226    $      3      $    3
       Maturing in five to ten
          years.....................       152         151        151          --           1
     Tax exempt municipals
       Maturing in one to five
          years.....................    10,624      10,945     10,945         321          --
       Maturing in five to ten
          years.....................    19,726      20,336     20,336         610          --
       Maturing in more than ten
          years.....................     4,281       4,265      4,265          --          16
     Equity securities..............    13,534     117,128    117,128     103,594          --
     Mortgage backed securities
       Maturing in one to five
          years.....................        71          71         71          --          --
       Maturing in five to ten
          years.....................       342         343        343           1          --
       Maturing in more than ten
          years.....................     3,210       3,255      3,255          45          --
     Other corporate debt securities
       Maturing in one to five
          years.....................       920         931        931          11          --
       Maturing in five to ten
          years.....................       463         468        468           5          --
       Maturing in more than ten
          years.....................        95         105        105          10          --
                                      --------    --------   --------    --------      ------
                                        56,644     159,224    159,224     104,600          20
  Held to maturity
     U.S. Government securities
       Maturing within one year.....  $114,371    $114,371   $113,454    $    333      $1,250
     Tax exempt municipals
       Maturing in one to five
          years.....................  $  7,079    $  7,079   $  7,121    $     42      $   --
       Maturing in more than ten
          years.....................        56          56        725         669          --
     Mortgage backed securities
       Maturing in one to five
          years.....................        --          --        400         400          --
       Maturing in more than ten
          years.....................        41          41         44           3          --
     Other corporate debt securities
       Maturing in one to five
          years.....................     2,056       2,056      2,475         502          83
                                      --------    --------   --------    --------      ------
                                       123,603     123,603    124,219       1,949       1,333
                                      --------    --------   --------    --------      ------
                                      $178,247    $282,827   $283,443    $106,549      $1,353
                                      ========    ========   ========    ========      ======

     Marketable securities, including certain investments which mature within one year, are held as a developmental fund created to accumulate capital expected to be required for future improvement of the Company's real estate properties.

                              ST. JOE CORPORATION

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     Investments as of September 30, 1997 (unaudited), consist of:

                                                                        UNREALIZED   UNREALIZED
                                      AMORTIZED   CARRYING     FAIR      HOLDING      HOLDING
                                        COST       VALUE      VALUE        GAIN         LOSS
                                      ---------   --------   --------   ----------   ----------
                                                           (IN THOUSANDS)
Short term investments (maturing
  within one year)
  Available for Sale
     U.S. Government securities.....  $  8,496    $  8,495   $  8,495    $     --      $  (1)
     Other corporate debt
       securities...................    29,751      29,705     29,705          --        (46)
                                      --------    --------   --------    --------      -----
                                      $ 38,247    $ 38,200   $ 38,200    $     --      $ (47)
                                      ========    ========   ========    ========      =====
Marketable Securities
  Available for Sale
     U.S. Government securities
       Maturing in one to five
          years.....................  $135,420    $135,796   $135,796    $    376      $  --
       Maturing in five to ten
          years.....................       547         558        558          11         --
     Tax exempt municipals
       Maturing in one to five
          years.....................    19,875      19,248     19,248          --       (627)
       Maturing in five to ten
          years.....................    18,223      19,011     19,011         788         --
       Maturing in more than ten
          years.....................     3,465       3,984      3,984         519         --
     Equity securities..............    15,753     149,969    149,969     134,216         --
     Mortgage backed securities
       Maturing in one to five
          years.....................        99          99         99          --         --
       Maturing in five to ten
          years.....................       396         400        400           4         --
       Maturing in more than ten
          years.....................     4,049       4,363      4,363         314         --
     Corporate debt securities
       Maturing in one to five
          years.....................     3,323       3,795      3,795         472         --
       Maturing in five to ten
          years.....................       189         196        196           7         --
       Maturing more than ten
          years.....................        95         107        107          12         --
                                      --------    --------   --------    --------      -----
                                      $201,434    $337,526   $337,526    $136,719      $(627)
                                      ========    ========   ========    ========      =====

     During 1997, consistent with the Company's expected capital expenditure needs, approximately $137,000 of securities classified as held to maturity were transferred to available for sale. Net unrealized gains were not material.

7.  ACCRUED LIABILITIES

     Accrued liabilities consist of:

                                                          DECEMBER 31,
                                                        -----------------   SEPTEMBER 30,
                                                         1995      1996         1997
                                                        -------   -------   -------------
                                                                             (UNAUDITED)
Payroll and benefits..................................  $ 1,433   $ 5,716      $ 5,139
Payroll taxes.........................................      246       403           --
Property and other taxes..............................    3,418     4,248       13,806
Accrued casualty reserves.............................   16,635    18,984       13,938
Other accrued liabilities.............................    8,394    10,625       12,988
                                                        -------   -------      -------
                                                         30,126    39,976       45,871
Less: noncurrent accrued casualty reserves and other
  liabilities.........................................   11,681    18,361       19,951
                                                        -------   -------      -------
                                                        $18,445   $21,615      $25,920
                                                        =======   =======      =======

                              ST. JOE CORPORATION

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

8.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, at cost, consist of:

                                              DECEMBER 31,
                                         -----------------------   SEPTEMBER 30,    ESTIMATED
                                            1995         1996          1997        USEFUL LIFE
                                         ----------   ----------   -------------   -----------
                                                                    (UNAUDITED)
Land and timber........................  $  132,393   $  134,811    $  134,808            --
Land improvements......................      19,149       19,770        21,107            20
Buildings..............................       3,686        3,702         3,702            45
Machinery and equipment................     623,183      630,847       616,447         12-30
Office equipment.......................         799        1,150         1,557            10
Autos and trucks.......................       2,375        2,829         3,044           3-6
Construction in progress...............       5,689        3,844        33,326            --
Investment property....................     318,181      359,689       366,272       various
                                         ----------   ----------    ----------
                                          1,105,455    1,156,642     1,180,263
Accumulated depreciation...............     300,481      322,475       327,046
                                         ----------   ----------    ----------
                                         $  804,974   $  834,167    $  853,217
                                         ==========   ==========    ==========

     Real estate properties having net book value of $196,700 million at December 31, 1996 are leased under non-cancelable operating leases with expected aggregate rentals of $106,200 of which $32,100, $26,500, $20,900, $15,800 and
$10,900 million is due in the years 1997 through 2001, respectively.

9.  INCOME TAXES

     Total income tax expense for the years ended December 31 was allocated as follows:

                                                            1994      1995       1996
                                                           -------   -------   --------
Income from continuing operations........................  $31,446   $24,535   $ 83,117
Earnings (loss) from discontinued operations.............    2,491    26,116     (2,785)
Gain on the sale of discontinued operations..............       --        --     48,705
Shareholders' equity, for recognition of unrealized gain
  (loss) on debt and marketable equity securities........   (2,377)    8,778      9,428
                                                           -------   -------   --------
                                                           $31,560   $59,429   $138,465
                                                           =======   =======   ========

     Income tax expense attributable to income from continuing operations differed from the amount computed by applying the statutory federal income tax rate to pre-tax income as a result of the following:

                                                             1994      1995      1996
                                                            -------   -------   -------
Tax at the statutory federal rate.........................  $29,795   $23,131   $66,159
Dividends received deduction and tax free interest........   (1,075)   (1,277)   (4,311)
Excise tax on reversion of prepaid pension asset..........       --        --    13,228
State income taxes (net of federal benefit)...............    2,497     1,916     5,839
Undistributed earnings of FECI............................    1,245       916     1,262
Other, net................................................   (1,016)     (151)      940
                                                            -------   -------   -------
                                                            $31,446   $24,535   $83,117
                                                            =======   =======   =======

                              ST. JOE CORPORATION

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

                                                         DECEMBER 31,
                                                      -------------------   SEPTEMBER 30,
                                                        1995       1996         1997
                                                      --------   --------   -------------
                                                                             (UNAUDITED)
Deferred tax assets:
  Accrued casualty and other reserves...............  $  7,451   $ 11,915     $ 10,944
  Other.............................................     1,912      1,287        1,287
                                                      --------   --------     --------
          Total deferred tax assets.................     9,363     13,202       12,231
                                                      --------   --------     --------
Deferred tax liabilities:
  Tax in excess of financial depreciation...........   114,047    112,023      113,263
  Deferred gain on land sales.......................     6,893      7,224        7,224
  Deferred gain on subsidiary's defeased bonds......     2,139      1,929        1,929
  Unrealized gain on debt and marketable equity
     securities.....................................    30,902     40,330       51,675
  Deferred gain on involuntary conversion of land...    29,160     66,682       66,682
  Prepaid pension asset recognized for financial
     reporting......................................     8,085     26,712       34,186
  Other.............................................     5,620      8,042        8,966
                                                      --------   --------     --------
          Total gross deferred tax liabilities......   196,846    262,942      283,925
                                                      --------   --------     --------
          Net deferred tax liability................  $187,483   $249,740     $271,694
                                                      ========   ========     ========

     Based on the timing of reversal of future taxable amounts and the Company's history of reporting taxable income, the Company believes that the deferred tax assets will be realized and a valuation allowance is not considered necessary. The current deferred tax asset of $5,133, $4,553 and $7,996 is recorded in other current assets as of December 31, 1996 and 1995, and September 30, 1997, respectively.

     The Company has not recognized a deferred tax liability of approximately $17,842 for the undistributed earnings of FECI that arose in 1992 and prior years because the Company does not currently expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investment. As of December 31, 1996, the undistributed earnings of the subsidiary for which no deferred tax liability was provided were approximately $48,454.

                              ST. JOE CORPORATION

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

10.  PENSION AND RETIREMENT PLANS

     The Company sponsors defined benefit pension plans which covered approximately 10% of its employees in 1996 and 70% of its employees in 1995. The reduction in employees covered resulted from the previously discussed sales of the communications segment and the linerboard mill and container plants. The benefits are based on the employees' years of service or years of service and compensation during the last five or ten years of employment. The Company's funding policy is to contribute annually the maximum contribution required by ERISA.

     A summary of the net periodic pension credit follows:

                                                                1995       1996
                                                              --------   --------
Service cost................................................  $  3,450   $  1,659
Interest cost...............................................     7,986      7,923
Actual return on assets.....................................   (40,436)   (26,606)
Net amortization and deferral...............................    28,221     11,555
                                                              --------   --------
  Total pension income......................................  $   (779)  $ (5,469)
                                                              ========   ========

     A summary of the plan's funded status as of December 31 was:

                                                                1995       1996
                                                              --------   --------
Accumulated benefit obligation, including vested benefits of
  $105,627 and $92,354 in 1996 and 1995, respectively.......  $100,104   $106,368
                                                              ========   ========
Projected benefit obligation for service rendered to date...   125,136    108,726
Plan assets at fair value, primarily listed stocks and U.S.
  bonds.....................................................   177,276    193,937
                                                              --------   --------
Plan assets in excess of projected benefit obligation.......    52,140     85,211
Unrecognized net (gain) loss................................   (27,734)   (42,011)
Unrecognized prior service cost.............................    12,956        768
Unrecognized transition asset...............................   (15,395)   (12,829)
Additional cost for special termination benefits............        --       (982)
                                                              --------   --------
Prepaid pension cost........................................  $ 21,967   $ 30,157
                                                              ========   ========

     The weighted-average discount rates for the plans were 7% in 1996 and 1995. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation for salaried employees was 6% in 1996 and 1995. The expected long-term rates of return on assets was 8% in 1996 and 1995.

     As discussed in note 3, several of the Company's operations were sold during 1996, which significantly reduced the number of employees covered under the defined benefit plans. The defined benefit plans' assets were not a part of the sales. In accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", the Company recognized a curtailment gain of approximately $3,700 ($500 net of tax). The Company's pension plans are in an overfunded position and with the reduction in employees resulting from the sales of several of the Company's operations, it is unlikely that the overfunding will be realized other than by a plan termination and reversion of excess assets. Accordingly, a 50% excise tax has been included in the tax effects of the prepaid asset as well as the curtailment gain. The Company has no immediate plans to terminate the pension plans and is in the process of evaluating other alternatives.

     The Company had an Employee Stock Ownership Plan (the ESOP) for the purpose of purchasing stock of the Company for the benefit of qualified employees. On November 21, 1996 the Pension committee of the

                              ST. JOE CORPORATION

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

Board of Directors of the Company voted to terminate the ESOP effective December 31, 1996. Contributions to the ESOP were limited to .5% of compensation of employees covered under the ESOP. The Company also has other defined contribution plans which, in conjunction with the ESOP, cover substantially all its salaried employees. Contributions are at the employees' discretion and are matched by the Company up to certain limits. Expense for these defined contribution plans was $1,081, $1,322, and $1,213 in 1996, 1995 and 1994, respectively.

     On January 7, 1997, the Company adopted the 1997 Stock Incentive Plan ("the Incentive Plan"), whereby awards may be granted to certain employees and non-employee directors of the Company in the form of restricted shares of Company stock or options to purchase Company stock. Awards are discretionary and are determined by the Compensation Committee of the Board of Directors. The total amount of restricted shares and options available for grant under the Incentive Plan is 2.01 million shares. As of September 30, 1997 awards were granted to certain officers of the Company totaling 1.8 million shares. The options were granted at the Company's current market price on the date of grant and range from $57.43 to $94.13 after adjustment for the effects of the special distribution paid on March 31, 1997. The options are exercisable in equal installments on the first five anniversaries of the date of grant and expire generally 10 years after date of grant.

     Effective January 6, 1997, the Company also granted Mr. Rummell, Chairman and CEO of the Company, 67,287 restricted shares of the Company's common stock. The restricted shares vest in equal installments on the first five anniversaries of the date of grant. The Company has recorded deferred compensation of $3,700 for the unamortized portion of this grant as of September 30, 1997. Compensation expense related to this grant totaled approximately $600 in 1997.

                              ST. JOE CORPORATION

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

11.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                       QUARTERS ENDED
                                                     ---------------------------------------------------
                                                     DECEMBER 31    SEPTEMBER 30    JUNE 30    MARCH 31
                                                     ------------   -------------   --------   ---------
1995
Net sales and operating revenues...................    $89,764         $82,877      $85,905    $ 76,378
Operating profit...................................     11,888          11,745       12,857      10,827
Net income from continuing operations..............      8,006           6,360        8,340       6,652
Income from discontinued operations................      6,804           4,799       17,996      14,862
Net income.........................................     14,810          11,159       26,336      21,514
Net income per share...............................       0.49            0.37         0.86        0.71
1996
Net sales and operating revenues...................     95,481          84,556       80,190     170,962
Operating profit...................................     22,125           9,595       23,053      93,398
Net income from continuing operations..............     14,991          11,449        5,790      59,679
Income (loss) from discontinued operations.........     (7,003)*            --       82,227       8,889
Net income.........................................      7,988          11,449       88,017      68,568
Net income per share...............................       0.25            0.38         2.89        2.25
1997
Net sales and operating revenues...................         --          69,413       94,102      88,379
Operating profit...................................         --          15,887       15,874      10,255
Net income from continuing operations..............         --           9,056       11,214       8,010
Income (loss) from discontinued operations.........         --              --           --          --
Net income.........................................         --           9,056       11,214       8,010
Net income per share...............................    $    --         $  0.30      $  0.37    $   0.26

---------------

* The total gain on discontinued operations declined by approximately $7,000 during the fourth quarter as a result of finalizing the postclosing working capital adjustments, closing expenses and the pension curtailment gain, previously estimated.

12.  SEGMENT INFORMATION

     Total net sales and operating revenues represent sales to unaffiliated customers, as reported in the Company's consolidated income statements and intercompany sales which occurred principally between the Forestry and Transportation segments and discontinued operations. Operating profit is net sales and operating revenues less directly traceable costs and expenses. In computing operating profit, the following items have not been considered: other income (expense) and provision for income taxes.

     Identifiable assets by lines of business are those assets that are used in the Company's operations in each segment. Other assets are composed of cash, marketable securities and miscellaneous nonsegment assets.

                              ST. JOE CORPORATION

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     Information by lines of business segment follows:

                                                                    SEPTEMBER 30,   SEPTEMBER 30,
                                1994         1995         1996          1996            1997
                             ----------   ----------   ----------   -------------   -------------
                                                                             (UNAUDITED)
                                                        (IN THOUSANDS)
Net sales and operating
  revenues:
  Transportation...........  $  173,707   $  184,450   $  185,484    $  137,207      $  143,970
  Real Estate..............      42,141       32,870      134,530       124,155          59,234
  Forestry.................      60,158       60,057       56,679        44,667          23,141
  Sugar....................      54,900       57,547       54,496        29,679          25,549
                             ----------   ----------   ----------    ----------      ----------
          Consolidated.....  $  330,906   $  334,924   $  431,189    $  335,708      $  251,894
                             ==========   ==========   ==========    ==========      ==========
Operating profit:
  Transportation...........  $   27,313   $   25,763   $   26,711    $   17,847      $   25,407
  Real Estate..............      22,251       11,621      109,450       102,692          14,568
  Forestry.................       6,293         (555)       2,337           921           1,049
  Sugar....................       6,329       13,310        8,281         6,231           2,711
  Other....................      (2,221)      (2,822)       1,392        (1,645)         (1,719)
                             ----------   ----------   ----------    ----------      ----------
          Consolidated.....  $   59,965   $   47,317   $  148,171    $  126,046      $   42,016
                             ==========   ==========   ==========    ==========      ==========
Assets:
  Transportation...........  $  424,241   $  407,969   $  413,100    $  435,990      $  436,397
  Real Estate..............     229,449      290,013      373,799       342,427         549,232
  Forestry.................      91,319      111,848      114,710       117,624         122,239
  Sugar....................      93,685       72,647       77,824        75,836          73,604
  Discontinued
     operations............     299,347      296,001           --            --              --
  Other....................     311,349      352,516      826,805       845,729         403,388
                             ----------   ----------   ----------    ----------      ----------
          Consolidated.....  $1,449,390   $1,530,994   $1,806,238    $1,817,606      $1,584,860
                             ==========   ==========   ==========    ==========      ==========
Capital expenditures:
  Transportation...........  $   25,060   $   28,204   $   15,800    $    7,077      $    7,842
  Real Estate..............      28,354       45,029       43,708        31,013          40,822
  Forestry.................       8,655        5,413        4,672         3,042           2,136
  Sugar....................       3,381          170           91             3             277
  Other....................          --           --           --            --           2,179
                             ----------   ----------   ----------    ----------      ----------
          Consolidated.....  $   65,450   $   78,816   $   64,271    $   41,135      $   53,256
                             ==========   ==========   ==========    ==========      ==========
Depreciation and depletion:
  Transportation...........  $   18,706   $   18,840   $   18,067    $   13,454      $   13,663
  Real Estate..............       5,117        5,733        7,808         5,720           6,795
  Forestry.................       2,184        2,307        1,148           760           1,177
  Sugar....................       1,605        1,671        1,735         1,297           1,217
  Other....................          --           --           --            --             783
                             ----------   ----------   ----------    ----------      ----------
          Consolidated.....  $   27,612   $   28,551   $   28,758    $   21,232      $   23,635
                             ==========   ==========   ==========    ==========      ==========

13.  CONTINGENCIES

     The Company and its subsidiaries are involved in litigation on a number of matters and are subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, is

                              ST. JOE CORPORATION

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

     The Company has retained certain self-insurance risks with respect to losses for third party liability, property damage and group health insurance provided to employees.

     The Company is subject to costs arising out of environmental laws and regulations, which include obligations to remove or limit the effects on the environment of the disposal or release of certain wastes or substances at various sites including sites which have been previously sold. It is the Company's policy to accrue and charge against earnings environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. As assessments and cleanups proceed, these accruals are reviewed and adjusted, if necessary, as additional information becomes available.

     On May 30, 1996 the Company sold its linerboard mill and container plants. As part of the sale, the Company remains contingently liable for up to $10,000 relating to On-Site Environmental Liabilities, as defined in the sales agreement, as long as they are discovered within three years of the closing date of the sale and the Company has, except in limited circumstances, received invoices for them within five years of the closing date. The Company has no obligation for costs incurred by the buyer to comply with Title V of the Clean Air Act or the Cluster Rules. On-Site Environmental Liabilities arising from environmental conditions caused from activities both before and after the closing date are to be allocated among the parties based on relative contribution. The agreement provided the exclusive remedy for On-Site Environmental Liabilities which relate to matters within the property lines of real property conveyed under the agreement. The Company's obligation to pay $10,000 for On-Site Environmental Liabilities existing on the closing date is subject to cost-sharing with the buyer according to the following schedule: the first $2,500 by buyer, the next $2,500 by the Company; the next $2,500 by the buyer; the next $2,500 by the company; the next $2,500 by the buyer and the next $5,000 by the Company. The Company also agreed to reimburse up to $1,000 for certain remediation activities at the linerboard mill, if such activities were required under environmental laws under the following schedule: the first $200 by the Company, the next $300 by the buyer, the next $300 by the Company, the next $300 by the buyer, the next $500 by the Company, the next $500 by the buyer with any remaining amounts treated as On-Site Environmental Liabilities. No known matters exist which, pursuant to this contingent liability, would require funding or accrual in the Company's financial statements.

     The Company is currently a party to, or involved in, legal proceedings directed at the cleanup of several Superfund sites. The Company has accrued an allocated share of the total estimated cleanup costs for these sites. Based upon management's evaluation of the other potentially responsible parties, the Company does not expect to incur additional amounts even though the Company has joint and several liability. Other proceedings involving environmental matters such as alleged discharge of oil or waste material into water or soil are pending against the Company.

     It is not possible to quantify future environmental costs because many issues relate to actions by third parties or changes in environmental regulation. However, based on information presently available, management believes that the ultimate disposition of currently known matters will not have a material effect on the financial position, results of operations or liquidity of the Company. Environmental liabilities are paid over an extended period and the timing of such payments cannot be predicted with any certainty. Aggregate environmental-related accruals were $5,500 and $6,200 as of December 31, 1996 and 1995, respectively. Aggregate environmental-related accruals totaled approximately $7,000 at September 30, 1997.

14.  SUBSEQUENT EVENTS (UNAUDITED)

     On January 10, 1997, the Company purchased for $5,500 a 38% limited partnership interest in Deerfield Park, LLC, a limited partnership established to acquire and develop 554 acres of land in Fulton County, Georgia. Costs incurred to date have been capitalized.

                              ST. JOE CORPORATION

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     On November 12, 1997, the Company, through two subsidiaries, purchased certain assets, including management and proprietary information systems, of Arvida Company through a newly formed limited partnership with JMB Southeast Development, L.L.C. and JMB Southeast Development, L.P. for the purpose of developing and/or managing residential communities on certain lands owned by the Company, as well as the purchase of other lands for development and management. The Company owns 74% of the new limited partnership, St. Joe/Arvida Company, L.P. The purchase price for the 74% partnership interest in the new entity is not considered material to the Company's financial position.

     On November 21, 1997, the Company announced the withdrawal of its outstanding offer to purchase all outstanding FECI common stock owned by others than the Company at $102 per share.

     On November 25, 1997, the Company sold the Promissory Note to an unrelated third party for approximately $10,400 which will result in a pre-tax gain of approximately $400 in the fourth quarter of 1997.

     As part of its efforts to focus more intently on the Company's core assets, on December 6, 1997 the Company agreed in principle to sell its sugar lands to certain federal and state governmental agencies on or before June 6, 1998 for $133,500 in cash. In the event the proposed sale is consummated, Talisman would retain the right to farm the sugar lands through the 2002-2003 crop season. The Company intends to develop a formal plan of disposition and execute a definitive agreement. The proposed transaction is subject to both government and board approvals.

     On December 3, 1997, the Company and Orlando-based CNL Group, Inc. formed a joint venture to invest in and develop office and industrial properties in the central Florida region. The Company, through two subsidiaries, received a 50% ownership interest in the joint venture by contributing $5,000 in cash to the partnership and committing to fund an additional $25,000 for new projects the venture determines to develop and/or manage.

     On December 10, 1997, the Company entered into a letter of intent with Codina Group, Inc. ("Codina") and Weeks Corporation ("Weeks") under which the Company and Weeks each agreed to purchase a one-third interest in Codina. The purchase price is not material to the Company's financial position.

                                     [LOGO]

                              St. Joe Corporation

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject To Completion)

Issued December          , 1997

                                4,000,000 Shares

                              St. Joe Corporation
                                  COMMON STOCK
                            ------------------------

   OF THE 4,000,000 SHARES OF COMMON STOCK OFFERED HEREBY, 600,000 ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS (THE "INTERNATIONAL OFFERING") AND 3,400,000 ARE BEING OFFERED
 INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS (THE "U.S. OFFERING," AND TOGETHER WITH THE INTERNATIONAL OFFERING, THE "OFFERINGS"). SEE
"UNDERWRITERS." ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD
  BY THE ALFRED I. DUPONT TESTAMENTARY TRUST (THE "SELLING STOCKHOLDER" OR THE "TRUST"). SEE "ALFRED I. DUPONT TESTAMENTARY TRUST." ST. JOE CORPORATION (THE
   "COMPANY" OR "ST. JOE") WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF THE SHARES BEING OFFERED HEREBY. THE COMPANY'S COMMON STOCK IS LISTED ON THE NEW
   YORK STOCK EXCHANGE UNDER THE SYMBOL "SJP." ON DECEMBER 15, 1997, THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS
                               $94.75 PER SHARE.
                            ------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 8 HEREIN FOR CERTAIN FACTORS THAT SHOULD BE
           CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                           PRICE $            A SHARE
                            ------------------------

                                                                           UNDERWRITING    PROCEEDS TO
                                                             PRICE TO     DISCOUNTS AND      SELLING
                                                              PUBLIC      COMMISSIONS(1)   STOCKHOLDER
                                                             --------     --------------   -----------
Per Share.................................................       $             $                $
Total(2)..................................................       $             $                $

------------

    (1)  The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities,
         including liabilities under the Securities Act of 1933, as amended.
    (2)  The Selling Stockholder has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 600,000 additional Shares of
         Common Stock at the price to public less underwriting
         discounts and commissions for the purpose of covering
         over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to the Selling
         Stockholder will be $        , $        and $        ,
         respectively. See "Underwriters."

                            ------------------------

     The Shares of Common Stock are offered, subject to prior sale, when, as, and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made on or about
                      , 1998, at the offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER

           DONALDSON, LUFKIN & JENRETTE INTERNATIONAL

                         MERRILL LYNCH INTERNATIONAL

                                                RAYMOND JAMES & ASSOCIATES, INC.

            , 1998

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     Capitalized terms used but not defined in Part II have the meanings ascribed to them in the Prospectus contained in this Registration Statement.

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an estimate of expenses to be incurred by the Company in connection with the issuance and distribution of the securities offered hereby.

Securities and Exchange Commission registration fee.........  $128,067
Blue Sky fees and expenses..................................     3,000
Legal fees and disbursements (estimated)....................   500,000
Printing and engraving expenses (estimated).................   100,000
Accounting fees and expenses (estimated)....................   200,000
Transfer agent's fees.......................................     2,000
Miscellaneous...............................................    16,933
                                                              --------
          Total.............................................  $950,000
                                                              ========

---------------

* To be supplied by amendment.

     The Trust will bear the underwriting commissions and discounts associated with the Offerings, the fees and expenses of its legal counsel and financial advisors and certain other expenses.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Reference is hereby made to Section 607.0850 of the Florida General Corporation Act as to indemnification by the Company of officers and directors.

     Article III, Section 9 of the Company's Amended By-Laws provides as follows with respect to the indemnification of the Company's officers and directors:

          "The Corporation shall indemnify each officer and director, whether or not then in office, (and his or her executor, administrator and heirs), against all reasonable expenses actually and necessarily incurred, including but not limited to, judgments, costs and counsel fees in connection with the defense of any litigation, civil or administrative action, suit or proceeding, to which he or she may have been made a party because he or she is or was a director or officer of the Corporation. He or she shall have no right to reimbursement, however, in relation to matters as to which he or she had been adjudged liable to the Corporation for negligence or misconduct in the performance of his or her duties or was derelict in the performance of his or her duty as director or officer by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties of his or her office or employment. The right to indemnify for expenses shall also apply to expenses in connection with suits that are compromised or settled if (1) the Court having jurisdiction of the action shall approve such settlement, or (2) a majority of the Board of Directors, excluding interested directors, votes to approve such settlement. As used in this paragraph an "interested director or officer" is one against whom the proceeding in question or another proceeding on the same or similar grounds is then pending.

          The foregoing right of indemnification shall be in addition to, and not exclusive of, all other rights to which the director or officer may be entitled."

     Each Underwriter on whose behalf the agreement filed as Exhibit 1 to this registration statement is executed will agree therein to indemnify the Company's officers, directors and controlling persons against certain liabilities which might arise under the Securities Act of 1933, as amended (the "Act") from information furnished to the Company by or on behalf of any such Underwriter for use in this registration statement.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1.01      --  Form of Underwriting Agreement**
 2.01      --  Limited Partnership Agreement of St. Joe/Arvida Company,
               L.P.*
 2.02      --  Agreement of Limited Partnership of St. Joe/CNL Development,
               Ltd.*
 2.03      --  Stock Purchase Agreement dated as of September 1, 1995 between St. Joe Industries, Inc. and TPG Communications,
               Inc. (incorporated herein by reference and Exhibits filed
               with the Registrant's Quarterly Report on Form 10-Q for the third quarter ended September 30, 1995)
 2.04      --  Asset Purchase Agreement dated as of November 1, 1995 by and among St. Joe Forest Products Company, St. Joe Container
               Company and St. Joe Paper Company, on the one hand and Four
               M Corporation and St. Joe Paper Company on the other hand
               (the "Asset Purchase Agreement") (incorporated herein by
               reference and Exhibits filed with the Registrant's Quarterly
               Report on Form 10-Q for the third quarter ended September
               30, 1995)
 2.05      --  Amendments dated December 14, 1995; December 20, 1995;
               January 10, 1996 and January 12, 1996 to the Asset Purchase
               Agreement (incorporated herein by reference to the
               Registrant's Proxy Statement for the Special Meeting of
               Stockholders on April 24, 1996)
 3.01      --  Articles of Incorporation, as amended**
 3.02      --  Articles of Amendment, dated                , 1998**
 3.03      --  Amended By-Laws dated March 18, 1997 (incorporated herein by reference to Exhibit 3(b) filed with the Registrant's Annual
               Report on Form 10-K for the fiscal year ended December 31,
               1996)
 4.01      --  Registration Rights Agreement between the Registrant and the
               Alfred I. duPont Testamentary Trust, dated December 16,
               1997**
 5.01      --  Opinion of Robert M. Rhodes*
 8.01      --  Opinion of Latham & Watkins**
10.01      --  Employment Agreement of Peter Rummell, dated January 7,
               1997*
10.02      --  Employment Agreement of Charles A. Ledsinger, Jr., dated
               April 24, 1997*
10.03      --  Employment Agreement of Robert M. Rhodes, dated November 5,
               1997*
10.04      --  Employment Agreement of David D. Fitch, dated September 19,
               1997*
10.05      --  Employment Agreement of J. Malcolm Jones, dated February 26,
               1997*
10.06      --  Employment Agreement of Michael F. Bayer, dated February 1,
               1997*
10.07      --  Form of Severance Agreement*
23.01      --  Consent of Independent Accountants*
24.01      --  Powers of Attorney (on page II-4 of the Registration
               Statement)

---------------

 * Filed herewith
** To be filed by amendment

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                        SIGNATURES AND POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, Florida on the 16th day of December 1997.

                                          St. Joe Corporation

                                          By: /s/ CHARLES A. LEDSINGER, JR.
                                            ------------------------------------
                                                 Charles A. Ledsinger, Jr.
                                                           Title

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the following persons in the capacities and on the dates indicated. St. Joe Corporation, a Florida corporation, and each person whose signature appears below, constitutes and appoints Charles A. Ledsinger, Jr. with full power to act without the other, such person's true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement, and any and all amendments thereto (including post-effective amendments), and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                   SIGNATURE                                    TITLE                      DATE
                   ---------                                    -----                      ----

              /s/ PETER S. RUMMELL                Chairman of the Board and Chief     December 5, 1997
------------------------------------------------    Executive Officer (Principal
                Peter S. Rummell                    Executive Officer)

         /s/ CHARLES A. LEDSINGER, JR.            Chief Financial Officer            December 10, 1997
------------------------------------------------    (Principal
           Charles A. Ledsinger, Jr.                Financial and Accounting
                                                    Officer)

               /s/ JACOB C. BELIN                 Director                           December 15, 1997
------------------------------------------------
                 Jacob C. Belin

           /s/ RUSSELL B. NEWTON, JR.             Director                            December 4, 1997
------------------------------------------------
             Russell B. Newton, Jr.

              /s/ JOHN J. QUINDLEN                Director                            December 5, 1997
------------------------------------------------
                John J. Quindlen

              /s/ WALTER L. REVELL                Director                            December 5, 1997
------------------------------------------------
                Walter L. Revell

               /s/ FRANK S. SHAW                  Director                            December 5, 1997
------------------------------------------------
                 Frank S. Shaw

                   SIGNATURE                                    TITLE                      DATE
                   ---------                                    -----                      ----

            /s/ WINFRED L. THORNTON               Director                           December 15, 1997
------------------------------------------------
              Winfred L. Thornton

               /s/ JOHN D. UIBLE                  Director                            December 8, 1997
------------------------------------------------
                 John D. Uible

              /s/ CARL F. ZELLERS                 Director                            December 5, 1997
------------------------------------------------
                Carl F. Zellers

                                 EXHIBIT INDEX

                                                                               SEQUENTIALLY
EXHIBIT                                                                          NUMBERED
NUMBER                     DESCRIPTION OF EXHIBITS                                PAGES
-------                    -----------------------               ----------------------------------------
 1.01      --   Form of Underwriting Agreement**..............
 2.01      --   Limited Partnership Agreement of St.
                Joe/Arvida Company, L.P.*.....................
 2.02      --   Agreement of Limited Partnership of St.
                Joe/CNL Development, Ltd.*....................
 2.03      --   Stock Purchase Agreement dated as of September
                1, 1995 between St. Joe Industries, Inc. and
                TPG Communications, Inc. (incorporated herein
                by reference and Exhibits filed with the
                Registrant's Quarterly Report on Form 10-Q for
                the third quarter ended September 30, 1995)...
 2.04      --   Asset Purchase Agreement dated as of November
                1, 1995 by and among St. Joe Forest Products
                Company, St. Joe Container Company and St. Joe
                Paper Company, on the one hand and Four M
                Corporation and St. Joe Paper Company on the
                other hand (the "Asset Purchase Agreement")
                (incorporated herein by reference and Exhibits
                filed with the Registrant's Quarterly Report
                on Form 10-Q for the third quarter ended
                September 30, 1995)...........................
 2.05      --   Amendments dated December 14, 1995; December
                20, 1995; January 10, 1996 and January 12,
                1996 to the Asset Purchase Agreement
                (incorporated herein by reference to the
                Registrant's Proxy Statement for the Special
                Meeting of Stockholders on April 24, 1996)....
 3.01      --   Articles of Incorporation, as amended**.......
 3.02      --   Articles of Amendment, dated                ,
                1998**........................................
 3.03      --   Amended By-Laws dated March 18, 1997
                (incorporated herein by reference to Exhibit
                3(b) filed with the Registrant's Annual Report
                on Form 10-K for the fiscal year ended
                December 31, 1996)............................
 4.01      --   Registration Rights Agreement between the
                Registrant and the Alfred I. duPont
                Testamentary Trust, dated December 16,
                1997**........................................
 5.01      --   Opinion of Robert M. Rhodes*..................
 8.01      --   Opinion of Latham & Watkins**.................
10.01      --   Employment Agreement of Peter Rummell, dated
                January 7, 1997*..............................
10.02      --   Employment Agreement of Charles A. Ledsinger,
                Jr., dated April 24, 1997*....................

                                                                               SEQUENTIALLY
EXHIBIT                                                                          NUMBERED
NUMBER                     DESCRIPTION OF EXHIBITS                                PAGES
-------                    -----------------------               ----------------------------------------
10.03      --   Employment Agreement of Robert M. Rhodes,
                dated November 5, 1997*.......................
10.04      --   Employment Agreement of David D. Fitch, dated
                September 19, 1997*...........................
10.05      --   Employment Agreement of J. Malcolm Jones,
                dated February 26, 1997*......................
10.06      --   Employment Agreement of Michael F. Bayer,
                dated February 1, 1997*.......................
10.07      --   Form of Severance Agreement*..................
23.01      --   Consent of Independent Accountants............
24.01      --   Powers of Attorney............................    Page II-4 of the Registration Statement

---------------

 * Filed herewith
** To be filed by amendment